As filed with the Securities and Exchange Commission on June 29, 2004

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pacific Biometrics, Inc.

Name of Small Business Issuer in Its Charter

State of Delaware	8731	93-1211114
State or jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

220 West Harrison Street Seattle, Washington 98119 (206) 298-0068 Address and telephone number of Principal Executive Offices	Ronald R. Helm, Chief Executive Officer
Pacific Biometrics, Inc.
220 West Harrison Street
Seattle, Washington 98119
(206) 298-0068
Name, address and telephone number of
Principal Place of Business and agent for service

Copies of all communications to the foregoing to be sent to:

Timothy M. Woodland

Cairncross & Hempelmann, P.S.
524 Second Avenue, Suite 500
Seattle, Washington 98104
(206) 587-0700

    Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☑

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Title of Securities to be Registered	Registered(1)	Per Unit(2)	Offering Price(2)	Registration Fee

Common Stock, $0.01 par value per share	4,269,361 shares(3)	$0.975	$4,162,626.98	$527.40

(1)	This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock.

(2)	Pursuant to Rules 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), the proposed maximum offering price per share of common stock has been calculated on the basis of the market price per share of common stock, calculated as the average of the bid ($0.90) and ask ($1.05) prices for one share of common stock as reported by the OTC Bulletin Board on June 25, 2004.

(3)	The amount to be registered hereunder consists of (a) 3,405,725 shares of common stock issuable upon conversion of principal and interest under an outstanding secured convertible term note, and (b) 863,636 shares of common stock issuable upon exercise of warrants held by the selling security holders.

    The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pacific Biometrics, Inc.

Cross Reference Sheet

Showing Location in Prospectus of Information Required by Items in Part I of Form SB-2

	Item in Form SB-2	Location or Caption in Prospectus

1.	Front of Registration Statement and Outside Front Cover of Prospectus	Front of Registration Statement; Outside Front Cover of Prospectus
2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front Cover and Outside Back Cover Pages of Prospectus
3.	Summary Information and Risk Factors	Prospectus Summary; Risk Factors
4.	Use of Proceeds	Use of Proceeds
5.	Determination of Offering Price	Not Applicable
6.	Dilution	Not Applicable
7.	Selling Security Holders	Selling Security Holders
8.	Plan of Distribution	Plan of Distribution
9.	Legal Proceedings	Business
10.	Directors, Executive Officers, Promoters and Control Persons	Management; Principal Stockholders
11.	Security Ownership of Certain Beneficial Owners and Management	Management; Principal Stockholders
12.	Description of Securities	Description of Securities
13.	Interest of Named Experts and Counsel	Legal Matters; Experts
14.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Description of Securities
15.	Organization Within Last Five Years	Not Applicable
16.	Description of Business	Prospectus Summary; Risk Factors; Management’s Discussion and Analysis of Financial Condition and Results of Operations; Business
17.	Management’s Discussion and Analysis of Plan of Operation	Management’s Discussion and Analysis of Financial Condition and Results of Operations
18.	Description of Property	Business
19.	Certain Relationships and Related Transactions	Certain Relationships and Related Transactions
20.	Market for Common Equity and Related Stockholder Matters	Market for Common Equity and Related Stockholder Matters
21.	Executive Compensation	Executive Compensation
22.	Financial Statements	Financial Statements
23.	Changes In and Disagreements With Accountants and Financial Disclosure	Not Applicable

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED                     , 2004

PRELIMINARY PROSPECTUS

4,269,361 Shares

Pacific Biometrics, Inc.

Common Stock

     Selling security holders of Pacific Biometrics, Inc. are offering for sale up to 4,269,361 shares of our common stock.

     We will not receive any proceeds from the sale of shares offered by the selling security holders; although, to the extent the selling security holders exercise any stock purchase warrants for cash, we will receive proceeds from such exercises.

     The shares of common stock offered will be sold as described under the heading “Plan of Distribution,” beginning on page 15.

     Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “PBME.” On June 25, 2004, the last reported sale price of our common stock on the OTC Bulletin Board was $1.01 per share.

      THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO “RISK FACTORS,” BEGINNING ON PAGE 3.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2004

PROSPECTUS SUMMARY

      You should read this summary together with the more detailed information contained in this prospectus, including our financial statements and related notes.

About This Offering

      This prospectus covers the resale of up to an aggregate of 4,269,361 shares of our common stock. These shares consist of shares that are issuable upon conversion of currently outstanding convertible notes and shares that are issuable upon the exercise of warrants. The selling security holders acquired the notes and warrants in private placement transactions.

      The selling security holders and the specific number of shares that they each may resell through this prospectus are listed beginning on page 14. The 4,269,361 shares being offered for resale pursuant to this prospectus consist of

•	3,405,725 shares of common stock reserved for issuance upon conversion of principal and interest under an outstanding secured convertible term note in aggregate principal amount of $2.5 million; and

•	863,636 shares of common stock underlying certain outstanding warrants that may be issued upon exercise of such warrants.

      The number of shares outstanding before and after this offering are set forth below:

•	common stock outstanding before the offering 13,130,892 shares

•	common stock outstanding after the offering 17,400,253 shares

      The number set forth above for the shares of our common stock outstanding before this offering is the number of shares outstanding as of June 25, 2004. The number of shares of common stock outstanding after this offering is based on the number of shares outstanding before the offering, and assumes the issuance of 3,405,725 shares of common stock upon conversion of the note and the issuance of 863,636 shares of common stock upon the exercise of the warrants held by the selling security holders.

      This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

About Our Company

      We provide specialty central laboratory services to support pharmaceutical and diagnostic manufacturers in the conduct of human clinical research, for use in their drug discovery and development efforts. Our clients include a number of the world’s largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis and arthritis). Our significant competitors in specialty reference laboratory services include Esoterix Inc., ARUP Laboratories, Synarc, Inc., and the Mayo Clinic.

      Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our significant competitors in central laboratory services include Covance Central Laboratory Services, Inc., PPD, Inc., Quintiles Transnational Corp., Parexel International Corporation, MDS Inc., and Quest Diagnostics Incorporated, among others.

      Our company is a Delaware corporation, incorporated on May 9, 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation (“PBI, WA”). Our executive offices are located at 220 West Harrison Street, Seattle, Washington 98119, and our telephone number is (206) 298-0068. We also maintain a web site at www.pacbio.com. Information accessed on or through our web site does not constitute a part of this prospectus.

Recent Developments

      Effective May 28, 2004, we entered into a financing arrangement with Laurus Master Fund, Ltd., a New York City based investment fund specializing in financing for small and micro-cap companies. The financing consisted of a $2.5 million secured convertible note with a term of three years. Interest accrues on the note at the prime rate plus two percent (2%), subject to certain adjustments. In connection with the financing, we also issued to Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25, exercisable at any time prior to May 28, 2011. For more information, see “BUSINESS — Laurus Debt Investment” below.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information contained in this prospectus before deciding whether to invest in our common stock.

      If any of the following risks occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the market price of our common stock.

Risks Relating to Our Company and Our Business

We have a working capital deficit and recently experienced a significant decrease in revenues. If our revenues do not increase, our losses, cash and working capital position may worsen.

      In each of the quarters ended March 31, 2004 and December 31, 2003, we experienced a significant reduction in revenues compared to our revenues in the quarter ended September 30, 2003 and in each of our prior quarters of our fiscal year ended June 30, 2003, and we had a large net loss. Specifically, for the quarters ended March 31, 2004 and December 31, 2003 our revenues were approximately $548,000 and $542,000, respectively, down from approximately $2,300,000 for the prior quarter ended September 30, 2003, and down from approximately $2,088,000 and $1,668,000, respectively, for the quarters ended March 31, 2003 and December 31, 2002. Although we recently entered into a new clinical services contract with a pharmaceutical company for a study with anticipated revenues of approximately $1.4 million, of which we recognized approximately $331,000 in revenues in the quarter ended March 31, 2004 and we expect to recognize the remainder of the revenues from this contract in the quarter ending June 30, 2004. Even with the improvement to revenues and positive impact on earnings expected in the quarter ending June 30, 2004 resulting from this contract, we expect to incur a net loss for the fiscal year ending June 30, 2004 and that revenues for fiscal year ending June 30, 2004 will be significantly lower than those in the comparable prior year period.

      Although we recently raised $2.5 million in gross proceeds from our secured debt financing effective May 2004 and approximately $1.9 million in gross proceeds from our private placement of common stock that closed in March 2004, we regularly have had cash flow shortages and deficiencies in working capital. We also have significant amounts of past due debt, including approximately $335,000 of accounts payable that was 90 or more days old as of March 31, 2004. At March 31, 2004, we had cash, cash equivalents, and accounts receivable totaling approximately $1,457,000 and a working capital deficit of approximately $407,000. For the quarter and nine months ended March 31, 2004, respectively, we had losses from operations of approximately $(639,000) and $(1,331,000), and for the fiscal year ended June 30, 2003, we had operating losses of approximately $(1,087,000). At March 31, 2004, we had an accumulated deficit of ($22,566,331).

      Unless revenues increase, we will likely continue to experience significant losses and our cash and working capital positions will be adversely impacted into fiscal 2005. To improve our cash position, we are actively seeking to (i) increase revenues, (ii) raise debt or equity financing, and (iii) cut expenses significantly. Our efforts to improve our cash position, reduce expenses and generate revenue may not be successful.

      Our future capital requirements depend upon many factors, including, but not limited to:

•	the timing and number of clinical trials by customers, the number of samples submitted to us for testing, and the amount of revenues generated from these tests;

•	our ability to enter into and build relationships with new customers, and obtain additional projects from existing customers;

•	our ability to participate in and win bids from RFPs (requests for proposals) for clinical tests;

•	capital expenditure requirements, including for research and development efforts, upgrading or replacing laboratory equipment and making investments in information technology;

•	delays or early terminations of clinical testing agreements with customers;

•	our plans to pursue additional business strategies;

•	our ability to manage our cash flow, including by managing or reducing our expenses, such as insurance and professional fees of our accountants and attorneys associated with being a public company; and

•	other business and economic factors that may occur from time to time.

      None of these factors can be predicted with certainty. Additionally, if we desire to invest in our laboratory technology or research and development, we will require as much as $3-5 million in additional financing.

We recently closed on $2.5 million in senior secured convertible debt financing. Our ability to make required payments of principal and interest on the debt depends primarily on cash flow from operations, which may not be sufficient to service the debt.

      We recently closed on a $2.5 million debt financing with Laurus Master Funds Ltd., and issued a three year term note, with monthly payments of interest only commencing July 1, 2004, and monthly principal payments commencing December 1, 2004. See “BUSINESS – Laurus Debt Investment” below. Based on current interest rates, our monthly cash payments of principal and interest beginning December 1, 2004 would be approximately $97,750. Our actual required cash payments on the note will vary depending on interest rates and whether amounts under the note are converted into our common stock.

      Our ability to make scheduled monthly payments under the note primarily depends on our future performance and working capital, including our ability to increase revenues and cash flows. We currently have other fixed monthly commitments under various notes payable, equipment and facility leases. See “Notes 7 and 8 to Note to Consolidated Financial Statements” for the years ended June 30, 2003 included in this prospectus. To a certain extent our ability to increase revenues and control costs are subject to a number of economic, financial, competitive, regulatory and other factors beyond our control. Based upon the current level of operations and our business development efforts, we believe that we should have adequate available cash and cash flows from operations to meet our anticipated future requirements for working capital, capital expenditures, and scheduled payments of principal and interest on our debt through fiscal 2005.

      However, if our cash flow is insufficient to enable us to service our debt, we may be forced to find alternative sources of financing, or to take further drastic measures, including significantly reducing operations, seeking to sell the company, or pursuing a liquidation. Any future alternative sources of debt or equity financing may not be available to us when needed or in amounts required, and we currently do not have available to us a bank line of credit or other general borrowing facility. Alternatively, we may be forced to attempt to negotiate with our debt holders on our payment terms, which may not be successful or may be on terms onerous to us.

We granted a blanket security interest in all of our assets to the holders of our secured debt. If we are unable to make our required monthly payments on the debt, or any other event of default occurs, it could have in a material adverse effect on our business and operations, and the debt holders may foreclose on our assets.

      As part of our recent debt financing, we granted to the holders of the debt, a blanket security interest in all of our assets, including assets of our subsidiaries. See “BUSINESS – Laurus Debt Investment” below. In the event we default in payment on the debt, or any other event of default occurs under the investment documents, 130% of the outstanding principal amount of the note and accrued interest will accelerate and be due and payable in full. Events of default include the following:

•	a failure to pay interest and principal payments under the note within three days of when due;

•	a breach by us of any material covenant or term or condition of the note or in any of the investment agreements, if not cured within 30 days of such breach;

•	a breach by us of any material representation or warranty made in the note or in any of the investment agreements;

•	if we make an assignment for the benefit of our creditors, or a receiver or trustee is appointed for us, or any form of bankruptcy or insolvency proceeding is instituted by us, or any involuntary proceeding is instituted against us if not vacated within 60 days;

•	the filing of any money judgment or similar final process against us for more than $250,000, which remains unvacated, unbonded or unstayed for a period of 44 days;

•	if our common stock is suspended for 5 consecutive days or for 5 days during any 10 consecutive days from a principal market or pursuant to an SEC stop order; and

•	a failure by us to timely deliver shares of common stock when due upon conversions of the note.

The cash required to pay such accelerated amounts on the note following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of the secured debt could foreclose on our assets or exercise any other remedies available to them. If our assets were foreclosed upon, we were forced to file for bankruptcy or cease operations, stockholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

We have the right at any time to prepay our secured debt obligation only upon payment of 130% of the then principal balance, plus all other amounts owing under the note. As such, any prepayment would require a significant amount of cash and may limit our ability to prepay, even if we wanted to.

      We have the right at any time to prepay our secured debt obligation only upon payment of 130% of the then principal balance, plus all other amounts owing under the note. See “BUSINESS – Laurus Debt Investment”

below. Based on a principal balance of $2.5 million, a prepayment would require a cash payment of $3.25 million. As we make principal payments over time on the secured debt, the prepayment amount would also decrease. As of March 31, 2004, we had only $975,000 in cash and cash equivalents, and $1,666,000 in current assets. Accordingly, if at any time during the term of the note we desire to prepay the debt, we may not be able to, unless we were able to obtain additional available cash, which we may not be able to do. This could impact our ability to enter into any potential significant transaction in which we would need to have the debt paid off and security interests released (such as a merger, sale of substantially all our assets, joint venture, or similar transaction).

We may need to raise additional capital to fund continuing operations. If our financing efforts are not successful, we will need to explore alternatives to continue operations, which may include a merger, asset sale, joint venture, loans or further expense reductions.

      Our efforts to reduce expenses and generate revenue may not be successful. Although we recently raised $2.5 million in gross proceeds from our secured debt financing and approximately $1.9 million in gross proceeds from our private placement of common stock that closed in March 2004, if our revenues do not increase we expect to need to raise additional capital through equity or debt financing or through the establishment of other funding facilities in order to keep funding operations. However, in the current market condition, raising capital has been, and will continue to be difficult, and we may not receive sufficient funding. For instance, under the terms of our financing with Laurus, we had the right to seek an additional $1.0 million in pari passu debt from an investor acceptable to Laurus within 30 days of closing of the initial financing; however, we were not successful in closing on additional funds within such time frame. Any future financing that we seek may not be available in amounts or at times when needed, or, even if it is available, may not be on terms acceptable to us. Also, if we raise additional funds by selling equity or equity-based securities, the ownership of our existing stockholders will be diluted.

      We are also contemplating other alternatives to enable us to fund continuing operations, which may or may not occur, including, but are not limited to, any one or more of the following:

•	engaging a financial advisor to explore strategic alternatives, which may include a merger, asset sale, joint venture or other similar transaction;

•	forming a joint venture with one or more strategic partners to provide additional capital resources to fund operations; and

•	loans from management or employees, salary deferrals and reductions, work force reductions or other cost cutting mechanisms.

      These potential alternatives may not be open to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash either to continue to fund operations or to locate a strategic alternative, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue in existence.

We have received a going-concern opinion from our independent accountants. If we cannot fund our operations from revenues or financing efforts, we may have to change our business plan, significantly reduce or suspend our operations, sell or merge our business, or file a petition in bankruptcy.

      Our negative working capital and any inability to secure additional financing could have a material adverse effect on whether we would be able to successfully implement our business plan and our ability to continue as a going concern. For our fiscal year ended June 30, 2003, our independent accountants included a “going concern” emphasis paragraph in their report on our financial statements, stating that we have suffered recurring losses and have a net working capital deficit. We expect to receive a similar going-concern opinion on our financial statements for the fiscal year ending June 30, 2004. We have experienced significant recent decreases in our revenues, and we have been actively seeking to decrease our fixed expenses and other fixed costs with the objective of controlling expenses while minimizing any adverse impact on our future business opportunities.

However, these conditions raise substantial doubt about our ability to continue as a going concern. If we cannot generate sufficient revenue from operations or raise additional financing, we may need to change our business plan, significantly reduce or suspend our operations (which may include further reducing our operating expenses and downsizing our staff), sell or merge our business, or file a petition in bankruptcy.

During each of our past fiscal years, we have depended on one or two customers for a significant portion of our revenue. Any decrease in revenue from these customers could materially adversely affect us.

      During fiscal 2003 and fiscal 2002, respectively, revenues from our largest customer represented approximately 76% and 63% of total revenue. Although revenues from this customer decreased to 8% of total revenues for the quarter ended September 30, 2003, this was offset by revenue from another large customer of approximately $1,880,000, or 82% of our total quarterly revenue. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and “BUSINESS — Customers/Marketing” below. Because our revenue has been concentrated in these one or two large customers, we can be materially adversely impacted by decreases in work generated from these customers, including any delays in undertaking clinical studies or submitting samples for testing services, any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders. This was evidenced by the results for the quarter ended December 31, 2003, in which our total revenue from these two customers decreased to approximately $40,000, representing only 7% of our revenues.

      We recently entered into new clinical services contract with one of these two large customers for a study with anticipated revenues of approximately $1.4 million (of which we recognized approximately $331,000 in revenues in the quarter ended March 31, 2004 and we expect to recognize the remainder of the revenues from this contract in the quarter ending June 30, 2004). This contract commenced in March 2004 and is expected to be completed by June 2004. Based on our total revenues for our last full fiscal year ended June 30, 2003, this study would represent approximately 25% of our total revenue. Other than this one study, we currently do not have significant open or pending work orders with either of these two customers or other pharmaceutical companies. We have expanded our business development efforts and have continued to submit bids and proposals to these and other companies for our services, to increase our revenues and to diversify our customer base. Although we believe that we have good relations with these two customers and other companies in the industry, and we expect to receive additional work orders in the future, we cannot predict the timing or amount of any such additional work or whether we will be successful in further diversifying our customer base. If we are unsuccessful in our sales and business development efforts with our existing customers and potential customers, our revenues for the remainder of the 2004 fiscal year will be less than our revenues in the comparable prior period. In addition, unless we are able to attract additional customers for medium to large studies, we will continue to be dependent on one or two large customers for a substantial majority of our revenue.

If we do not generate new customers and new projects from our business development efforts, our growth may be limited, sales of our services may decrease and our operating results may suffer.

      We generally do not have long-term contracts with customers for our services. In addition, any project we undertake may generally be terminated at any time by the customer on short notice. As a result, it is difficult for us to forecast future sales, and our future revenues depend on our ability to generate new customers and new projects. Our business development efforts are substantially dependent on our ability to effectively manage our time, personnel and resources. In particular, our Chief Science Officer and Chief Medical Officer are often heavily involved in the marketing and business development process, and time that they spend in this area detracts from their available time for laboratory and development work. Our success in business development depends in part on our reputation in the industry and client perceptions (including as to our laboratory capacity and financial health), and also to a degree on personal relationships between us and the customer. With the significant consolidation in the pharmaceutical industry, it is often a long and complex process in finding and meeting with the right person within the customer. We also understand that some companies in the pharmaceutical industry have “preferred vendor” lists, such that a vendor cannot participate in RFPs (requests for proposal) or contract with the company unless the vendor is pre-approved on the list. We are attempting to expand our efforts in this area. If a client or prospective client has negative perceptions about our capabilities, our laboratory capacity or our financial health, this may affect our ability to develop new clients or projects. If our business development efforts with our existing customers and potential customers are not successful, our revenues and cash flow may decrease and our operating results may suffer.

The loss of our key personnel, including our Chief Scientific Officer and Chief Medical Officer, could adversely affect our business.

      Our success depends to a significant extent upon the efforts of our senior management team and other key personnel, and in particular Dr. Elizabeth Leary, our Chief Scientific Officer, and Dr. Mario Ehlers, our Chief Medical Officer. See “MANAGEMENT” below. In addition to the services they provide in our laboratory services, Drs. Leary and Ehlers are also important to our business development efforts, both due to their reputations and skills, as well as their contacts and relationships with clients and prospective clients. The loss of the services of such personnel could adversely affect our business. Also, because of the scientific and technical nature of our business, our success is dependent upon our ability to attract and retain technologically qualified personnel. There is substantial competition for qualified personnel, and an inability to recruit or retain qualified personnel may impact our ability to grow our business and compete effectively in our industry.

We may bear financial losses because most of our contracts are of a fixed price nature and may be delayed, terminated or reduced in scope for reasons beyond our control.

      Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and they may be terminated, delayed or reduced in scope by the other party either immediately or upon notice. See “BUSINESS — Contractual Arrangements” below. Contract termination, delay or reduction in scope may occur for a variety of reasons, most of which are beyond our control, including:

•	the failure of the customer’s products to satisfy safety requirements;

•	unexpected or undesired results of the customer’s products;

•	insufficient patient enrollment by the customer;

•	insufficient investigator recruitment by the customer;

•	the customer’s decision to terminate the development of a product or to end a particular study; and

•	our failure to perform properly our duties under the contract.

      Because we primarily receive revenue solely on the basis of the number of clinical samples we test and process, the loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, results of operations, financial condition and cash flows. Our contracts typically entitle us to receive payment for fees earned by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

We may bear financial risk if we underprice our contracts or overrun cost estimates.

      Since our contracts are often structured as fixed price or fee-for-service with a cap, we bear the financial risk if we initially under price our contracts or otherwise overrun our cost estimates. Such under pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our ability to protect our intellectual property is essential to the growth and development of our products and services.

      We rely, in part, on patents, trade secrets and know-how to develop and maintain our competitive position and technological advantage on our existing intellectual property and any future intellectual property we develop. See “BUSINESS — Technologies and Products” below. We protect our intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. We have and intend to continue entering into confidentiality agreements with our employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of our intellectual property.

Risks Relating to Our Industry

Failure to keep pace with changes in the marketplace may cause us to lose market share and our revenues may decrease.

      The market for specialty reference and central laboratory services is subject to rapid technological change and innovation. In particular, laboratories are regularly developing new assays to incorporate into clinical testing and have to maintain up-to-date laboratory equipment to stay competitive. In developing and enhancing our services, we have made, and will continue to make, assumptions about which features, standards and performance criteria will be attractive to, or demanded by, our customers. If we implement features, standards and performance criteria that are different from those required by our customers or if our competitors introduce products and systems that better address these needs, market acceptance of our offerings may suffer or may become obsolete. In that event, our market share and revenues would likely decrease. In addition, clients are requiring that laboratories maintain secure and sophisticated information technology systems, as a means for storing data and facilitating communication between the laboratory and the client. Although we continue to expend efforts and resources in these areas, we may not be successful in keeping up with customer needs or expectations in this area. In addition, if a client or prospective client has negative perceptions about our abilities based on our balance sheet and financial strength, this may affect our ability to develop new clients or projects. Many of our competitors have greater resources than we do. We are also exploring potential financing to be used to continue to update our laboratory service capability; if we are unsuccessful in raising funds as and when needed, we may, or it may be perceived, that we are less efficient and less economical than our competitors and we may lose business to our competitors. If this occurs, it would have a material adverse effect on our revenues and financial performance.

We may not be able to successfully develop and market new services.

      We may seek to develop and market new services that complement or expand our existing business. If we are unable to develop new services and or create demand for those newly developed services, our future business, results of operations, financial condition and cash flows could be adversely affected.

We operate in a highly competitive industry, and we may lose or fail to attract customers for our services to our competitors.

      Competitors in the specialty reference and central laboratory industry range from small, limited-service providers to full service global contract research organizations. Our main competition consists of in-house departments of pharmaceutical companies, full-service contract research organizations, and, to a lesser degree, universities. See “BUSINESS — Competition” below. We compete on a variety of factors, including

•	reputation for on-time quality performance,

•	expertise and experience in specific areas,

•	scope of service offerings,

•	price,

•	technological expertise and efficient drug development processes,

•	ability to acquire, process, analyze and report data in a time-saving and accurate manner,

•	ability to manage large-scale clinical trials both domestically and internationally,

•	expertise and experience in health economics and outcomes services, and

•	size.

      Many of our competitors have greater resources than we do, have global operations and greater name recognition. If we experience significant competition which is based on factors which we do not have in our business, such as global management of projects or size, our business could be materially adversely affected.

Changes in government regulations could decrease the need for our services.

      Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development and approval process. See “BUSINESS — Government Regulations” below. Our business involves performing safety and efficacy laboratory testing during clinical trials of new pharmaceutical drugs. Clinical trial laboratory data is used by pharmaceutical and biotechnology companies in the submission process to the FDA for the marketing approval of a new drug. Changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures or an increase in regulatory requirements that we have difficulty satisfying, could eliminate or substantially reduce the need for our services. Also, government efforts to contain drug costs and pharmaceutical and biotechnology company profits from new drugs may have an impact on the drug development and approval process, and our customers may spend less, or reduce their growth in spending, on research and development.

Failure to comply with existing government regulations could result in a loss of revenue or earnings from a project.

      Any failure on our part to comply with applicable government regulations could result in the termination of on-going research or sales and marketing projects or the disqualification of data for submission to regulatory authorities. For example, if we failed to validate analytical test methods performed on samples collected during and in support of a trial or if we fail to comply with GCP (Good Clinical Practice) regulations, the generated test data could be disqualified. If this were to happen, we could be contractually required to repeat the trial at no further cost to our customer, but at substantial cost to us.

We depend on the pharmaceutical and biotechnology industries.

      Our revenues depend greatly on the outsourcing expenditures made by the pharmaceutical and biotechnology industries in research and development. Accordingly, economic factors and industry trends that affect our clients in these industries also affect our business. If companies in these industries were to reduce the number of research and development projects they outsource, our business could be materially adversely affected.

      Our customers in the pharmaceutical and biotechnology industries have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by consolidation, before, during and after a business combination can result in product delays, changes in strategy, and consolidation and/or elimination of research and development efforts. Any of these effects can have a materially adverse affect on us if it results in testing delays, sample volume reductions or termination of tests.

We must maintain certifications from our customers in order to be eligible to bid on projects.

      Many of our customers require our laboratories to be tested from time to time for certification that we comply with their internal requirements. If we fail to comply, we will probably be terminated from existing contracts and we will not be eligible to bid on that customer’s future projects. While generally we have been very successful in maintaining certifications and in gaining new certifications, if we fail certification tests, especially for our major customers, our business would be materially adversely affected.

We may expand our business through acquisitions.

      We may review acquisition opportunities. Factors which could affect our ability to grow successfully through acquisitions include

•	difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits,

•	diversion of management’s attention from current operations,

•	the possibility that we may be adversely affected by risk factors facing the acquired companies, and

•	acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our common stock to the stockholders of the acquired company, dilutive to the percentage of ownership of our existing stockholders.

We may be affected by potential health care reform.

      In recent years, governments of the United States, Europe and Asia have considered various types of health care reform in order to control growing health care costs. We are unable to predict what legislative proposals will be adopted in the future, if any. Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to us. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

Special reference and central laboratory services create a risk of liability.

      In contracting to work on drug development trials, we face a range of potential liabilities, including

•	errors or omissions in laboratory data being generated relating to the safety and efficacy of the drug, that could affect the regulatory approval of the drug, and

•	errors and omissions during a trial that may undermine the usefulness of a trial or data from the trial.

      While we maintain what we believe is adequate insurance coverage and obtain contractual indemnifications protecting us against liability arising from our own actions (other than negligence or intentional misconduct), we could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or which is beyond the level of our insurance coverage. Due to the rising costs of insurance, we may not be able to maintain such insurance coverage at levels or on terms acceptable to us.

We rely on air transportation and overnight delivery services.

      Our laboratories are heavily reliant on air travel for transport of clinical trial kits and other material and people, and disruption to the air travel system or package delivery system could have a material adverse effect on our business. We generally receive revenue only on the basis of clinical tests actually performed. Accordingly, any non-receipt or delay in receiving testing materials will impact our ability to generate revenue.

Risks Related to this Offering and Our Common Stock

Because our common stock is traded on the OTC Bulletin Board and is considered a “penny stock,” your ability to sell your shares in the secondary trading market may be limited.

      Our common stock is currently quoted for trading on the OTC Bulletin Board. As a result, the liquidity of our common stock is limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company. In addition, because our stock is quoted on the OTC Bulletin Board, our common stock is subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the Nasdaq Stock Market or a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established customers and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

•	obtaining financial and investment information from the investor;

•	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

•	providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general customers.

      As a result, for as long as our common stock is quoted on the OTC Bulletin Board and subject to these penny stock rules, our stockholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the Nasdaq Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

Our quarterly operating results may vary, and these fluctuations could affect the market price of our stock.

      Our operating results may vary significantly from quarter to quarter and are influenced by such factors as

•	the commencement, completion or cancellation of large contracts,

•	the progress of ongoing contracts,

•	seasonality (particularly in the summer months as patient enrollment and participation in clinical testing typically decreases coinciding with summer vacations), and

•	changes in the mix of our services.

      We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results. While fluctuations in our quarterly operating results could negatively or positively affect the market price of our common stock, these fluctuations may not be related to our future overall operating performance.

Our stock price is volatile and your investment in our common stock could suffer a decline in value.

      The trading price of our common stock has fluctuated significantly in the past. The future trading price of our common stock may continue experiencing wide price fluctuations in response to a number of factors, some of which are beyond our control, such as

•	actual or anticipated fluctuations in revenues or operating results,

•	changes in market valuation of companies in our industry generally,

•	announcements of research activities and technology innovations or new products or services by us or our competitors;

•	failure to meet expectations of performance,

•	developments in or disputes regarding copyrights, trademarks, patents and other proprietary rights, and

•	general economic conditions.

The market for our stock has not been liquid.

      Prior to the date of this prospectus, the average daily trading volume for our common stock during the previous three months has been approximately 5,500 shares. Therefore, holders of our common stock may have difficulty selling their shares in the public markets. In addition, as of the date of this prospectus, a majority of the issued and outstanding shares of common stock were restricted securities and were not freely tradable in the public markets, pursuant to Rule 144 or otherwise. As a result of a registration statement we filed for certain selling stockholders, a significant number of those restricted shares will be registered and will be available for sale.

      Sales of a substantial number of shares of our common stock in the public market (including the shares offered under this prospectus, under other registration statements and shares available for resale under Rule 144(k) under the Securities Act) or the perception that such sales could occur, could significantly depress the prevailing market price of our common stock.

Saigene Corporation owns a significant number of shares of our common stock and effectively controls our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

      Our largest stockholder, Saigene Corporation, beneficially owns more than 35% of our outstanding voting power. Accordingly, this single stockholder may be able to influence the outcome of stockholder votes, involving the election of directors, the adoption or amendment of provisions in our certificate of incorporation and bylaws and the approval of certain mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by our existing stockholder could have the effect of delaying, deferring or preventing a change in control of our company.

As we issue additional equity securities in the future, including upon conversion of any of our secured convertible debt, your share ownership will be diluted. In particular, the secured convertible debt has a full ratchet anti-dilution provision that could significantly dilute our stockholders.

      In connection with our recent debt financing, we issued a $2.5 million convertible note and warrants to the investor. See “BUSINESS — Laurus Debt Investment” below. The note is convertible into shares of our common stock at an initial conversion price of $1.06 per share. At this initial conversion rate, for example, we would issue 2,358,490 shares upon conversion of $2.5 million owing under the note. The actual number of shares to be issued will depend on the actual dollar amount of principal and interest being converted. In addition, the note carries a full ratchet anti-dilution provision, such that if we issue in the future convertible or equity securities (subject to certain exceptions, including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the initial $1.06 conversion price, the note conversion price will be automatically adjusted down to that lesser price. For example, if we had a non-exempted issuance at $0.50 per share, the note conversion price would become $0.50, and upon an assumed conversion of $2.5 million, we would have to issue 5,000,000 shares. In addition to the conversion rights of the convertible debt, as we issue stock or convertible securities in the future, including for any future equity financing or upon exercise of any of the outstanding stock purchase warrants and stock options, those issuances would also dilute our stockholders. If any of these additional shares are issued and are sold into the market, it could decrease the market price of our common stock and could also encourage short sales. Short sales and other hedging transactions could place further downward pressure on the price of our common stock.

We do not intend to pay cash dividends, so any return on your investment must come from appreciation.

      We have not declared dividends on our common stock in the past, and do not intend to declare dividends on our common stock in the foreseeable future. As a result, any return on your investment in our common stock must come from increases in the fair market value and trading price of our common stock.

We may be subject to further sanctions from the SEC if we fail to comply with the May 10, 2001 Final Judgment.

      On May 10, 2001, a Final Judgment of Permanent Injunction was issued by the United States District Court for the District of Columbia ordering us to file with the SEC, on or before June 29, 2001: (1) our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2000; (2) our Quarterly Reports on Form 10-QSB for our quarters ended March 31, September 30, and December 31, 2000; and (3) such other periodic reports which may become due prior to the entry of the Final Judgment. The Final Judgment also ordered us in the future to file with the SEC, in a timely manner and in proper form, accurate and complete information and reports as are required to be filed under the U.S. securities laws. All such delinquent reports were filed on June 29, 2001 and since that date, we have filed all such subsequent reports by the required due dates. Accordingly, we believe we are in compliance with the Final Judgment and we intend to remain so in the future, failing which we might be subject to sanctions from the SEC.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements, including statements about

•	our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations,

•	the success of our business development efforts and our ability to enter into work orders for laboratory services and generate revenues,

•	the development of new services and products and the expansion of the market for our current services and products,

•	implementing aspects of our business plan and strategies,

•	financing goals and plans,

•	our raising of additional capital through future equity and debt financings.

      The forward-looking statements in this prospectus reflect management’s current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this prospectus should be considered forward looking. Our forward-looking statements are primarily located in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business.” In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled “Risk Factors” and other factors discussed in “BUSINESS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” and elsewhere in this prospectus.

      Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this prospectus. We make cautionary statements in the “Risk Factors” section of this prospectus and in other parts of this prospectus. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, as well as in the materials incorporated by reference into this prospectus.

      We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives might not occur.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock offered by the selling security holders. However, to the extent that the selling security holders exercise their stock purchase warrants for cash for up to 863,636 shares included in this prospectus, we would receive proceeds of up to $1,079,545. Any such proceeds from the payment of warrant exercise prices will be used for general working capital. We are paying all expenses incurred in connection with the registration of the shares of common stock offered by this prospectus. See “PLAN OF DISTRIBUTION.”

SELLING SECURITY HOLDERS

      The 4,269,361 shares offered for resale pursuant to this prospectus consist of the following:

•	In connection with our debt financing arrangement with Laurus Master Fund, Ltd. effective May 28, 2004, we issued to Laurus a $2.5 million secured convertible note with a term of three years and a seven-year warrant to purchase up to 681,818 shares of common stock. For more information, see “BUSINESS — Laurus Debt Investment” below. This prospectus covers the resale of (a) up to 3,405,725 shares that may be issuable to Laurus from time to time upon conversion of principal and interest under its secured convertible term note, plus (b) 681,818 shares issuable to Laurus upon the exercise of the warrant. The Laurus note is currently convertible into shares of our common stock at an initial conversion price of $1.06 per share and the warrant is exercisable at a price of $1.25 per share.

•	181,818 shares issuable upon exercise of a warrant issued to Source Capital Group, Inc., our broker in connection with the Laurus debt financing. As and to the extent that Laurus converts its note into shares of our common stock, the warrant will be exercisable for a number of shares equal to the quotient obtained by dividing (a) 8% of the dollar amount of any principal and interest under the note being converted into common stock, by (b) $1.10, up to an aggregate maximum of 181,818 shares. The warrants are exercisable for five years at an exercise price of $1.25 per share.

      The table below sets forth certain information about the selling security holders, including the number of shares of common stock known to us as being beneficially owned by each selling security holder as of June 25, 2004, and the number of shares being registered hereunder and that may be offered for sale from time to time by the selling security holders. To our knowledge and except as noted in the table below, following the offering and sale of the shares, none of the selling security holders will beneficially own more than one percent of the issued and outstanding shares of common stock. None of the selling security holders has held any position or office with our company or had or have any material relationship with us within the past three years.

      We have agreed with Laurus to register the shares underlying its convertible note and warrant and to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) May 28, 2007, (ii) the sale of all the shares, or (iii) such time that all unsold shares may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k). In addition, we agreed with Source Capital Group, Inc. to register the shares underlying its warrant and to keep such registration effective for 120 days from the effective date.

      We have also agreed with our selling security holders to pay all expenses in connection with the registration and sale of the shares, except any selling commissions or discounts allocable to sales of the shares, fees and disbursements of counsel and other representatives of the selling security holders, and any stock transfer taxes payable by reason of any such sale.

      The following table assumes that the selling security holders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. In addition, we are unable to determine the exact number of shares, if any, that will be issued to the selling security holders upon conversion of the note or upon exercise of the warrants. We will not receive any of the proceeds from the sale of the shares offered under this prospectus; although we will receive proceeds to the extent any of the warrants are exercised for cash.

	Beneficial Ownership					Beneficial Ownership
	Prior to Offering				Number of Shares of	After Offering
					Common Stock
Selling Security Holder	Number		Percent		Offered	Number		Percent

Laurus Master Fund Ltd.	4,087,543	(1)	23.7	%(2)	4,087,543 (1)	—		—
Source Capital Group, Inc.	250,938	(3)	1.9		181,818	69,120	(3)	**

TOTAL	4,338,481		24.8%		4,269,361	69,120		**

**	Less than 1%

(1)	Includes 3,405,725 shares as our estimate of the number of shares of common stock that may be issuable upon conversion, from time to time, of principal, interest and fees under the convertible term note. Also includes 618,818 shares issuable upon exercise of outstanding warrants held by the selling security holder at an exercise price of $1.25 per share. To our knowledge, Laurus has sole voting and investment power with respect to the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC, and their address is 825 Third Avenue, 14th Floor, New York, New York 10022.

(2)	The terms of the convertible note and warrant issued to Laurus whose underlying shares of common stock are included for resale under this prospectus prohibit conversion of the note or exercise of the warrant to the extent that conversion of the note and exercise of the warrant would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us. Also, this limitation does not preclude the holder from converting or exercising the note or warrant and selling shares underlying the note or warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.

(3)	Includes 181,818 shares issuable upon exercise of a warrant, which is exercisable only as and to the extent of conversion of principal and interest under the term note held by Laurus, at an exercise price of $1.25 per share. Also includes 69,120 shares underlying another warrant to purchase common stock at a price of $0.60 per share, which shares have been included in a separate resale registration statement on Form SB-2 filed with the SEC. The above table assumes that the 69,120 shares underlying this other warrant continue to be beneficially owned by the holder after completion of the offering to which this prospectus relates.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell the shares being offered hereby on the OTC Bulletin Board or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

•	block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	over-the-counter distributions in accordance with the rules of the NASD;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	put or call option transactions relating to the shares;

•	privately negotiated transactions;

•	through the distribution of the shares by any selling security holder to its creditors, stockholders, partners, members or employees; and

•	any combination of any of these methods of sale

We will not receive any of the proceeds from the sale of shares by the selling security holders, but we will be responsible for expenses incurred in connection with the registration of the shares. The selling security holders will be responsible for all selling commissions, underwriting fees and stock transfer taxes applicable to the sale of shares pursuant to this prospectus.

      Laurus Master Fund Ltd., one of the selling security holders, has agreed, pursuant to the securities purchase agreement with us, that neither it nor any of its affiliates and investment partners will (and it will not cause any person or entity, directly or indirectly, to) engage in “short sales” of our common stock for as long as its convertible term note is outstanding. “Short sales” are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller’s control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

      In addition, selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

      In effecting sales, brokers, dealers or agents engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling security holders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

      In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

      We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

      The selling security holders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling security holders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby. To the extent required by law, we may require the selling security holders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Securities Exchange Act before authorizing the transfer of the selling security holders’ shares of common stock.

      To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In particular, upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and

•	other facts material to the transactions.

      In connection with the sale of shares of common stock being offered hereunder, we have agreed to indemnify the selling security holders, and any person controlling them, against certain liabilities, including liabilities under the Securities Act of 1933, and those selling security holders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933. We have agreed with Laurus Master Fund Ltd. to register the shares underlying its convertible note and warrant and to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) May 28, 2007, (ii) the sale of all the shares, or (iii) such time that all unsold shares may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k). In addition, we agreed with Source Capital Group, Inc. to register the shares underlying its warrant and to keep such registration effective for 120 days from the effective date.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

      On January 10, 2003, our board of directors approved a 1:3 (one for three) reverse stock split on our common stock. The reverse split was subsequently approved by our stockholders and became effective on March 14, 2003. All shares and per share calculations set forth in this prospectus reflect the 1:3 reverse stock split.

      Our common stock is currently quoted for trading on the OTC Bulletin Board under the symbol “PBME.” Initially, our common stock began trading in October 1996 (subsequent to the initial public offering) on The Nasdaq Stock Market under the symbol “PBMI”. In March 1999, our securities were delisted from The Nasdaq Stock Market as it failed to meet the maintenance requirements for tangible net assets and minimum stock price. The stock subsequently traded and continues to trade on the OTC Bulletin Board. In March 2003, the ticker symbol for the common stock was changed to “PBME” from “PBMI” in connection with the one-for-three reverse stock split.

      The following table shows, for each quarter of fiscal 2003 and 2002 and the first, second, third and fourth quarters of fiscal 2004 (through June 25, 2004), the high and low closing sales prices (as adjusted for the 1:3 reverse stock split effective March 2003) as reported by the OTC Bulletin Board. The quotations from the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not represent actual transactions.

	OTC Bulletin
	Board

	High	Low

Fiscal 2004:
Fourth quarter (through June 25, 2004)	$1.25	$0.80
Third quarter, ended March 31, 2004	1.25	0.65
Second quarter, ended December 31, 2003	2.00	0.75
First quarter, ended September 30, 2003	2.00	0.90
Fiscal 2003:
Fourth quarter, ended June 30, 2003	1.70	0.52
Third quarter, ended March 31, 2003	1.10	0.36
Second quarter, ended December 31, 2002	0.69	0.33
First quarter, ended September 30, 2002	0.75	0.07	5
Fiscal 2002:
Fourth quarter, ended June 30, 2002	0.12	0.03
Third quarter, ended March 31, 2002	0.06	0.03
Second quarter, ended December 31, 2001	0.06	0.00	3
First quarter, ended September 30, 2001	0.09	0.03

Holders

      As of June 25, 2004, there were approximately 13,130,892 shares of common stock issued and outstanding, held by approximately 273 holders of record.

Dividends

      We have never declared or paid any cash dividends with respect to our common stock, and do not plan to do so in the foreseeable future.

      There are no dividends accruing on our Series A preferred stock. In September 2002, the holders of Series A preferred stock approved an amendment to the Certificate of Designation with respect to the rights and preferences of the Series A preferred stock to, among other things, convert the then-accrued 8% dividend on the Series A preferred stock into an aggregate of 150,000 shares of common stock and eliminate any further mandatory dividends on the Series A preferred stock.

      As of June 25, 2004, there were no shares of our Series B preferred stock issued and outstanding. Previously, there were 33,666.66 shares of our Series B preferred stock issued and outstanding, and the Series B preferred stock accrued dividends at a rate of 8% per annum, compounded quarterly. For the nine months ended March 31, 2004, we paid dividends on the Series B preferred stock of approximately $4,000, and there were accrued and unpaid dividends of approximately $2,000 as of March 31, 2004. In June 2004, all three holders of Series B preferred stock converted their shares of Series B preferred stock and accrued and unpaid dividends (approximately $3,295) into a total of 104,294 shares of common stock. See “DESCRIPTION OF SECURITIES — Preferred Stock — Series B Preferred Stock” below.

      We anticipate that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our equity in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of our board of directors and will be dependent upon our future earnings, financial condition, applicable dividend restrictions and capital requirements and other factors deemed relevant by the board of directors.

Recent Sales of Unregistered Securities

      On August 28, 2002, pursuant to the terms of the asset purchase agreement with Saigene Corporation (see “BUSINESS — Saigene Investment Transaction”), we issued to Saigene 6,541,430 shares of our common stock, and an additional 458,570 shares of common stock to certain of Saigene’s designees, as consideration for the purchased assets. The asset purchase agreement, entered into on June 27, 2002, and as amended August 28, 2002, provided for our purchase of certain assets of Saigene, including technology, intellectual property and equipment assets in connection with certain DNA amplification and cell viability and related technologies and processes. We issued the shares of common stock in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

      In connection with the consummation of the transactions contemplated by the asset purchase agreement with Saigene, the holders of our Series A preferred stock consented to an amendment to the Certificate of Designation with respect to the rights and preferences of the Series A preferred stock, and agreed to convert all accrued dividends (approximately $910,000) on the Series A preferred stock into an aggregate of 150,000 shares of our common stock. We issued the shares of common stock in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

      Further, in connection with the consummation of the transactions contemplated by the asset purchase agreement with Saigene, effective August 28, 2002, we entered into agreements with nine current and former executives and employees pursuant to which such persons agreed to convert the full amount of their deferred compensation and notes payable owed by us into shares of our common stock. Pursuant to these agreements, we granted warrants to purchase 117,624 shares of our common stock in consideration for conversion of an aggregate of $352,874 owing in deferred compensation and notes payable, and granted stock options pursuant to our 1996 Stock Incentive Plan to purchase 183,917 shares of common stock upon conversion of $580,598 in deferred compensation. The warrants and options are exercisable at a price of $0.51 per share, and expire on August 27, 2012. The warrants to purchase common stock were granted in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act. The stock options were granted pursuant to our 1996 Stock Incentive Plan, pursuant to our Registration Statement on Form S-8 filed on March 18, 1997.

      In December 2002, we and Transamerica Business Credit Corporation restructured our debt obligations to Transamerica in the amount of approximately $470,000. In settlement of our prior obligations, we issued to Transamerica 50,000 shares of our common stock, and entered into a new promissory note payable to Transamerica in the principal amount of $245,000. Saigene is a co-maker on the promissory note with us. The promissory note carries an interest rate of approximately 10% and is payable over a 36-month period with final payment due on October 1, 2005. See “Note 7 to Notes to Consolidated Financial Statements” for the year ended June 30, 2003, included in this prospectus. The shares of common stock were issued to Transamerica in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

      From March 2003 through July 31, 2003, we conducted a private placement for the sale and issuance of up to 1,666,667 shares of our Series B preferred stock at a purchase price of $3.00 per share. The Series B preferred stock is convertible into shares of our common stock. See “DESCRIPTION OF SECURITIES — Preferred Stock” below. In connection with the private offering, we engaged Joseph Carl Securities, Inc. as placement agent to offer the Series B preferred stock on a best efforts basis. As compensation for the placement agent’s services, we paid the placement agent a cash commission of 8% and a non-accountable expense allowance of 2% of the amount of Series B preferred stock sold. In addition, we agreed to issue to the placement agent one common stock purchase warrant at an exercise price of $3.00 per share, expiring January 31, 2005, for each 10 shares of Series B preferred stock sold in the offering. Through July 31, 2003, the date of termination of the private placement, we had sold 33,666.66 shares of Series B preferred stock for total net proceeds of $72,920, entitling the placement agent to receive 3,366 warrants. The shares and warrants were sold and issued solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

      Effective May 31, 2003, we entered into a settlement agreement with our prior landlord in California relating to certain defaults on two prior promissory notes in the aggregate principal amount of approximately $365,000. See “Note 13 to Notes to Consolidated Financial Statements” for the year ended June 30, 2003, included in this prospectus. As settlement for the prior obligations, we entered into a new promissory note with the landlord in the principal amount of $320,315 and issued to the landlord 16,667 shares of our common stock. The promissory note carries an interest rate of 10% per annum, and is payable over a 26-month period with final payment due not later than July 31, 2005. In addition, as partial security for repayment of the note, we issued a total of 666,666 shares of our common stock into an escrow account, to be released back to us upon payment in full of the promissory note. In addition, for each calendar quarter in which we make aggregate payments of at least $50,000 on the note, 83,333 shares will be released to our transfer agent for cancellation. The shares were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

      In August 2003, we entered into a Loan and Security Agreement with Franklin Funding, Inc., pursuant to which we borrowed $250,000. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 25,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Accordingly, we granted to Franklin Funding warrants to purchase 25,000 shares, consisting of warrants for 5,000 shares at $1.10 per share, 5,000 shares at $1.00 per share, 10,000 shares at $0.95 per share, and 5,000 shares at $0.85 per share. The warrants were granted in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

      In November 2003, we initiated a best efforts private placement of unregistered common stock through registered broker-dealers, for the sale of up to 3,000,000 shares of common stock at a purchase price of $0.50 per share, with up to a 10% overallotment option. In connection with the private placement, we engaged Source Capital Group, Inc. and Basic Investors, Inc. as non-exclusive placement agents to offer the common stock on a best efforts basis. As compensation for the placement agents’ services, we agreed to pay aggregate cash commissions of 10% of the gross proceeds received and to issue stock purchase warrants to purchase one share of common stock for each 10 shares of common stock sold. The warrants have an exercise price of $0.60 per share and expire on December 31, 2006. In January 2004, our Board of Directors approved an increase in the size of the private placement to up to 4,000,000 shares. The private placement terminated in early March 2004. We received gross proceeds of $1,923,000 from the sale of a total of 3,846,000 shares, and recorded aggregate commissions of $192,300 and warrants covering 384,600 shares of unregistered common stock at $0.60 per share, expiring December 31, 2006. The private placement shares were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

      Effective May 28, 2004, we issued to Laurus Master Fund, Ltd. a $2.5 million secured convertible note with a term of three years, and a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 exercisable at any time prior to May 28, 2011. See “BUSINESS — Laurus Debt Investment” below. The note is convertible into shares of our common stock at an initial conversion price of $1.06 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We have agreed to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant, and are obligated to file a registration statement on Form SB-2 prior to July 3, 2004. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. At closing, we paid cash commissions of $75,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $100,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the Laurus note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

      In May 2004, we offered to our three holders of Series B preferred stock the opportunity to voluntarily convert all of their shares of Series B preferred stock, and all accrued and unpaid dividends thereon through May 31, 2004 (approximately $3,295), into shares of common stock. The conversion ratio was 3 shares of common stock for one share of Series B preferred stock, plus 1 share of common stock for each $1 in accrued and unpaid dividends. In June 2004, all three preferred holders accepted our conversion offer and canceled their shares of Series B preferred stock and accrued and unpaid dividends, and we issued a total of 104,294 shares of common stock upon such conversion and there are no shares of Series B preferred stock issued and outstanding. The shares of common stock were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our consolidated audited financial statements and related notes for the year ended June 30, 2003 and unaudited financial statements and related notes for the quarter and nine-months ended March 31, 2004, included elsewhere in this prospectus. Except for historical information, the following discussion contains forward-looking statements. See “CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS.”

Overview

      We provide specialty central laboratory services to support pharmaceutical and diagnostic manufacturers in the conduct of human clinical research, for use in their drug discovery and development efforts. Our clients include a number of the world’s largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis and arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

      For each of the prior two quarters, as well as for the nine months ended March 31, 2004, we experienced a significant reduction in revenues and had a large net loss. We expect that revenues for the quarter ending June 30, 2004 will be improved over the most recent two quarters as a result of a March 2004 clinical services contract we recently entered into with a pharmaceutical company for a study with anticipated revenues of approximately $1.4 million. Revenues under this new clinical services contract commenced in March 2004, and accounted for approximately $331,000 or 60% of our total revenues for the quarter just ended. We expect to recognize the remainder of the revenues from this clinical services contract in the quarter ending June 30, 2004. Even with the improvement to revenues and positive impact on earnings expected in the quarter ending June 30, 2004 resulting from the March 2004 clinical services contract, we expect to incur a net loss for the fiscal year ending June 30, 2004 and that revenues for fiscal year ending June 30, 2004 will be significantly lower than those in the comparable prior year period. We do not currently have significant amounts of other signed clinical services contracts. Although we recently raised $2.5 million in gross proceeds from our secured debt financing effective May 2004 and approximately $1.9 million in gross proceeds from our private placement of common stock that closed in March 2004, we also regularly have had cash flow shortages and deficiencies in working capital, and have significant amounts of past due debt, including approximately $335,000 of accounts payable that is 90 or more days old.

      We have revised our operating and financial plan, which we believe will provide us with the ability to continue in existence for the near term, assuming that our revenues increase. These steps include expanding our business development efforts and closing on a private placement of unregistered common stock. In November and December 2003, we implemented certain cost reductions and deferrals including headcount reductions, salary deferrals and participation in the State of Washington “Shared Work Program” (whereby rather than terminating an employee, we can retain the employee but reduce his or her hours worked by up to 50%, and the employee will be eligible to apply for unemployment benefits from the State of Washington for the reduction in hours worked). The decrease in expenses and improved cash flow from these expense reductions and deferrals began to benefit us in the quarter ended December 31, 2003, and had a greater beneficial impact in the quarter ended March 31, 2004, because they were in effect from the beginning of the period. Beginning in mid-March 2004, however, in connection with the recent new clinical services study that we anticipated lasting for an eight to ten week period, we began ramping up work and taking most of our employees out of the Shared Work Program, and we incurred significant overtime expenses. As work is completed on the March 2004 clinical services study, we will review reimplementing the Shared Work Program and other expense controls that were suspended during the time we were working on the study.

      As a further cost reduction, effective February 1, 2004, we changed the prior salary deferrals, which we had implemented with our senior management and certain other employees, into salary reductions, and we made one-time grants of stock options in connection with the reductions. These salary reductions are continuing, with no further stock options granted in connection with the reductions, except for three department managers who were restored to full salary effective March 16, 2004. Effective March 1, 2004, the prior salaries deferred from December 2003 and January 2004 are being paid pro rata monthly through June 30, 2004. Also, effective February 1, 2004, we reduced the management fee payable to Saigene Corporation from $70,000 per month to $40,000 per month. Subsequently, in May 2004, we and Saigene agreed to a further reduction in the management fee to $20,000 per month, effective June 15, 2004.

      Even after the steps we have taken to revise our operating and financial plans and reduce expenses, we still have significant debts and claims that need to be settled. We will continue to review and revise our operating and financial plans during the remainder of fiscal 2004 and into fiscal 2005 with the objective of controlling expenses while minimizing any adverse impact on our current and future business opportunities. We will also attempt to settle outstanding debts with cash generated from operations, with stock, and/or with technology assets.

      Our efforts to reduce expenses and generate revenue may not be successful. Although we recently raised $2.5 million in gross proceeds from our secured debt financing effective May 2004 and approximately $1.9 million in gross proceeds from our private placement of common stock that closed in March 2004, if our revenues do not increase we expect to need to raise additional capital through equity or debt financing or through the establishment of other funding facilities in order to continue funding operations. However, in the current market condition, raising capital has been, and will continue to be difficult. We may not receive sufficient funding. Accordingly, we are also contemplating other alternatives to enable us to fund continuing operations, including loans from management or employees, additional salary deferrals and reductions and other cost cutting mechanisms. We are also exploring strategic alternatives, which may include a merger, asset sale, joint venture or another comparable transaction. These potential alternatives may not be open to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash either to continue to fund operations or to locate a strategic alternative, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue in existence.

Critical Accounting Estimates and Policies

      There have been no material changes to our critical accounting policies and estimates since the end of our 2003 fiscal year. For detailed information on our critical accounting policies and estimates, see our financial statements and notes thereto for the year ended June 30, 2003 included elsewhere in this prospectus.

      The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including, among others, those affecting revenues, the allowance for doubtful accounts, the salability of inventory and the useful lives of tangible and intangible assets. The discussion below is intended as a brief discussion of some of the judgments and uncertainties that can impact the application of these policies and the specific dollar amounts reported on our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this prospectus. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

      We have identified below some of our accounting policies that we consider critical to our business operations and the understanding of our results of operations. This is neither a complete list of all of our accounting policies, nor does it include all the details surrounding the accounting policies we have identified. There are other accounting policies that are significant to our company. For a more detailed discussion on the application of these and our other accounting policies, see “Note 2 to the Consolidated Financial Statements” for the period ended December 31, 2003 and “Note 2 to Consolidated Financial Statements” for the year ended June 30, 2003, included elsewhere in this prospectus.

Revenue Recognition

      We recognize revenue in the period that the related services are performed. Historically, a majority of our revenues have been earned under contracts which range in duration from six months to eighteen months, but can extend in duration up to two years or longer. Service contracts generally take the form of fixed-price arrangements. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. We also receive advances from certain customers related to the services to be performed for them. These advances are deferred and recognized as revenue in the period the related services are performed. Estimates of costs to complete are made, as appropriate, to provide for losses expected on contracts. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred.

Impairment of Assets

      Our long-lived assets consist of LIDA and cell viability technologies. We review our long-lived assets for impairment on a yearly basis or when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon our judgment of our ability to recover the asset from the expected future undiscounted cash flows of the related operations, as well as our estimate of the value we could receive from any sale of the assets. Actual future cash flows and amounts realized from any future asset sale may be greater or less than estimated. If the sum of expected future cash flows or sale value is less than the carrying amount of the asset, a loss is recognized. During the nine-month period ended March 31, 2004, we did not recognize a loss on any of our long-lived assets.

Operating Expenses

      We segregate our recurring operating expenses among three categories: laboratory and cost of goods sold; selling, general and administrative expenses; and research and development. Laboratory expenses and cost of goods sold consist of appropriate amounts necessary to complete the revenue and earnings process, and includes direct labor and related benefits, other direct costs, and an allocation of facility charges and information technology costs, and depreciation and amortization. Also, laboratory expenses and cost of goods sold includes shipping and handling fees and reimbursable out-of-pocket costs. Laboratory expenses and cost of goods sold, as a percentage of revenues, tends, and is expected, to fluctuate from one period to another, as a result of changes in labor utilization and the mix of service offerings involving studies conducted during any period of time. Selling, general and administrative expenses include business development activities, sales and marketing expenses and related commissions, and laboratory administration expenses. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, Saigene management fees, legal and accounting fees, advertising and promotional expenses, administrative travel and an allocation of facility charges, information technology costs, and depreciation and amortization. Research and development expenses consist of direct labor and related benefits, supplies, legal fees for patent applications, travel expenses, and depreciation and amortization.

      We depreciate equipment and computers over three to five years, while leasehold improvements are depreciated over the remaining life of the lease or ten years, reflecting management’s judgment of reasonable estimated remaining useful lives. If we were to extend or shorten the estimated useful lives for any of our assets, the amount of depreciation expense we record in any given period will correspondingly decrease or increase.

Results of Operations for Three and Nine Months Ended March 31, 2004

Revenues:

	Three Months				Nine Months
	Ended				Ended
	March 31,				March 31,
			$	%			$	%
	2004	2003	Change	Change	2004	2003	Change	Change

	Dollars in thousands, rounded to nearest thousand
Revenues	$548	$2,088	$(1,540)	(74)%	$3,390	$4,651	$(1,261)	(27)%

      Our revenues are generated from clinical trials testing services and diagnostic services. Our revenues decreased approximately 74% and 27%, respectively, between the comparable quarters and nine-month periods ended March 31, 2004 and 2003, resulting from a decrease in the size and number of clinical trials testing services we performed. Except for the March 2004 clinical services contract we recently entered into and that is expected to be completed by June 2004, these decreases reflect the recent significant decreases in revenues and open work orders we have been experiencing. For the quarter ended March 31, 2004, we recognized revenues under this new clinical services contract of approximately $331,000 (or 60% of our total revenues for the quarter). We expect to recognize the remainder of the revenues under this clinical services contract in the quarter ending June 30, 2004.

      Our recent quarterly decreases reflect the fluctuations and reductions in testing and open work orders with our historically two largest customers, Pfizer, Inc. and Procter & Gamble Pharmaceuticals, Inc. Combined revenues from these two customers were approximately $400,000 (73% of our total revenues) for the quarter ended March 31, 2004, compared to a total of approximately $2.5 million (74% of our total revenues) for the nine months ended March 31, 2004. The recent decreases in revenues from these customers was a result of prior work orders having come to completion or the clinical study having ended or being terminated early, without being replaced with new work orders for additional testing services. We have historically been dependent on one or both of these customers for a significant portion of our revenues, and as such a decline in the volume of services performed for these customers has a significant impact on our revenues.

      For each of these two customers, we have entered into a master contractor service agreement (one in February 2002 with an addendum dated March 2004 and the other in May 2003), under which we perform laboratory research services based on work orders submitted to us by the customer. There is no guaranteed minimum number of work orders or revenues to us under either agreement. Each work order is separately negotiated with the customer and is usually limited to a specific project with limited duration.

      During the three-months and nine-months ended March 31, 2004, revenue generated from clinical trials testing services accounted for approximately 76% and 80%, respectively, of our total revenues. Revenue generated from the provision of diagnostic, referral and other services accounted for approximately 24% and 20%, respectively, of our total revenues during the same periods. Historically, over 90% of our total revenues have been generated from clinical trials. Although we experienced a decrease in clinical testing services during the quarter ended March 31, 2004, we expect that clinical trials will continue to account for a significant portion of our revenues in the future.

      Except for the new March 2004 clinical services contract we recently entered into as described above, we do not have significant open or pending work orders. Although we expect to recognize the remainder of the revenues under this clinical services contract in the quarter ending June 30, 2004, even with the resulting improvement to revenues and positive impact on earnings for the quarter ending June 30, 2004, we expect to incur a net loss for the fiscal year ending June 30, 2004, and that revenues for fiscal year ending June 30, 2004 will be significantly lower than those in the comparable prior year period. We are continuing discussions regarding our research and laboratory services with these two customers as well as several other pharmaceutical companies and other potential customers. We believe that we have good relations with these two customers and we expect to receive additional work orders in the future, although we cannot predict the timing or amount of any such additional work.

      We have expanded our business development efforts and have continued to submit bids and proposals to these and other companies for our services. We believe that we have generated good contacts and that there are a significant number of potential contracts available to us. While our signed work orders for testing are often dependent upon the results of the initial testing we perform for customers, we expect that, despite the lack of need for follow-on testing for our recent testing services, we will be successful in obtaining new work orders from our prior and current customers and from new customers. Even with the new clinical services contract we recently entered into in March 2004, if we are unsuccessful in our sales and business development efforts, our revenues for the remainder of the 2004 fiscal year will be less than revenues in the comparable prior period. Unless revenues otherwise increase, we will also likely continue to experience significant losses and our cash and working capital position will continue to be adversely impacted into fiscal 2005.

Laboratory Expenses and Cost of Goods Sold:

	Three Months				Nine Months
	Ended				Ended
	March 31,				March 31,
			$	%			$	%
	2004	2003	Change	Change	2004	2003	Change	Change

	Dollars in thousands, rounded to nearest thousand
Laboratory Expenses and Cost of Goods Sold	$432	$915	$(483)	(53)%	$2,176	$2,111	$65	3%

Percentage of Revenues	79%	44%			64%	45%

      Laboratory expenses and cost of goods sold consist primarily of payment of salaries and related benefits to employees performing analysis of clinical trial samples, the cost of supplies for analysis of clinical trial samples, payments to subcontractors of laboratory services, and other expenses such as business and occupation taxes, postage and shipping.

      For the comparable quarters ended March 31, 2004 and 2003, laboratory expenses and cost of goods sold decreased approximately 53%, and as a percentage of revenue increased to approximately 79% from approximately 44%. The expense reduction was primarily attributable to decreased expenses incurred in meeting the decreased size and number of clinical trials testing services we performed during the comparable quarters. The relative increase as a percentage of revenue was as a result of salaries and related benefits of laboratory personnel decreasing approximately 30%, while revenues decreased approximately 74% over the same time periods. For the three-month periods ended March 31, 2004 and 2003, respectively, salaries and related benefits decreased 30% to approximately $198,000 from $284,000, lab supplies decreased 57% to approximately $92,000 from $215,000, and outside services decreased 95% to approximately $13,000 from $246,000. The decreases in lab supplies and outside services between the comparable quarters was due to the reduction in supplies and services needed to support the commensurate decrease in revenues.

      For the comparable nine-month periods ended March 31, 2004 and 2003, laboratory expenses and cost of goods sold increased approximately 3%, and as a percentage of revenue increased to approximately 64% from approximately 45%. A significant component of this increased expense was our costs for outside services during the quarter ended September 30, 2003. Specifically, for the three months ended September 30, 2003, we paid $508,000 for outside services, compared to approximately $64,000 in the comparable prior year period. The increase in outside services was due to our outsourcing of testing on a third-party proprietary assay to the company that performs the testing. For the nine-month periods ended March 31, 2004 and 2003, respectively, salaries and related benefits decreased 8% to approximately $723,000 from $786,000, lab supplies decreased 11% to approximately $471,000 from $527,000, and outside services increased 50% to approximately $538,000 from $357,000. The changes in the components of expenses between the comparable periods were primarily attributable to the decreased supplies needed to support the commensurate decrease in revenues, partially offset by the increased outside services incurred primarily in the quarter ended September 30, 2003.

      Through December 31, 2003, as part of our efforts to reduce expenses, with respect to our laboratory operations, quality assurance, client services and information technology employees, we terminated employment of five employees, had one employee participate in the salary deferral program, and enrolled the remaining 18 employees in the Shared Work Program. Effective mid-March 2004 for an anticipated 8 to 10 week period, we began ramping up to work on the March 2004 clinical services contract. We anticipate that most of our management employees who currently participate in the salary deferral / reduction program will continue to do so, except for three department managers who have been restored to full salary effective March 16, 2004. For the duration of this clinical services study, we also expect to pull our other laboratory operations, quality assurance, client services and information technology employees out of the Shared Work Program, and we will likely incur significant overtime expense.

Research and Product Development:

	Three Months				Nine Months
	Ended				Ended
	March 31,				March 31,
			$	%			$	%
	2004	2003	Change	Change	2004	2003	Change	Change

	Dollars in thousands, rounded to nearest thousand
Research and Product Development	$17	$55	$(38)	(69)%	$95	$124	$(29)	(23)%

Percentage of Revenues	3%	3%			3%	3%

      Research and development expenses consist mainly of our expenditures incurred in connection with development of the LIDA and cell viability technology we acquired from Saigene Corporation in August 2002.

      For the comparable quarters ended March 31, 2004 and 2003, research and product development expenses decreased 69% to approximately $17,000 from $55,000. For the comparable nine-month periods, research and product development expenses decreased 23% to approximately $95,000 from approximately $124,000. The decrease in each period was primarily the result of decreased compensation expense as a result of fewer employees in research and product development in the current year period over the comparable prior year period. For the nine-month periods ended March 31, 2004 and 2003, the decrease was partially offset by increased patent related legal expenses, incurred primarily in the first half of the respective fiscal year periods. Also, in November 2003, as part of our efforts to reduce expenses, we enrolled our one employee in research and development in the Shared Work Program, and in February 2004, this employee was terminated, further reducing our compensation expense in this area.

      We anticipate that we will continue to incur research and development expenses related to the technology acquired from Saigene. However, if we are unable to increase revenues or raise additional funding to continue to fund our existing research and development efforts, we will seek to further reduce our research and development efforts and expenses.

Selling, General and Administrative Expense:

	Three Months				Nine Months
	Ended				Ended
	March 31,				March 31,
			$	%			$	%
	2004	2003	Change	Change	2004	2003	Change	Change

	Dollars in thousands, rounded to nearest thousand
Selling, General and Administrative Expense	$750	$960	$(210)	(22)%	$2,346	$2,930	$(584)	(20)%

Percentage of Revenues	137%	46%			69%	63%

      Our selling, general and administrative expense consists primarily of management fees paid to Saigene, compensation for our executive officers, board members and other selling, general and administrative personnel, compensation expense on our stock options, legal and accounting fees, and payments under consulting arrangements.

      Selling, general and administrative expense decreased 22% for the comparable quarters to approximately $750,000 from $960,000, and decreased 20% for the comparable nine-month periods to approximately $2,346,000 from $2,930,000. As a percentage of revenue, selling, general and administrative expenses were 137% and 46%, respectively, for the comparable quarters ended March 31, 2004 and 2003, and were 69% and 63%, respectively, for the comparable nine-month periods ended March 31, 2004 and 2003.

      The reduction in our selling, general and administrative expenses for the comparable periods is due in large part to decreased management fees we paid to Saigene under the terms of the amended and restated management agreement. This reflects the reduction in monthly management fees, effective July 1, 2003, to $70,000 from $90,000 and the further reduction of the management fees to $40,000 per month from $70,000 per month effective February 1, 2004. For the comparable quarters ended March 31, 2004 and 2003, respectively, management fees decreased 44% to approximately $150,000 from $270,000, and for the comparable nine months ended March 31, 2004 and 2003, respectively, management fees decreased 42% to approximately $570,000 from $985,000.

      Excluding Saigene management fees, selling, general and administrative expenses were approximately $600,000 and $690,000 (approximately 109% and 33% as a percentage of revenue), respectively, for the comparable quarters ended March 31, 2004 and 2003, and were approximately $1,776,000 and $1,945,000 (approximately 52% and 42% as a percentage of revenue), respectively, for the comparable nine-month periods ended March 31, 2004 and 2003.

      For the quarter and nine months ended March 31, 2003, our selling, general and administrative expenses included contract labor costs for services provided by our current Chief Executive Officer under a management agreement with Saigene before he became our employee, and for contract accounting and contract chief financial officer services. In calendar year 2003 we hired our Chief Executive Officer and Chief Financial Officer, resulting in decreased needs for contract labor services. Accordingly, for the comparable quarter and nine month periods ended March 31, 2004 and 2003, respectively, our contract labor costs decreased approximately $16,000 and $74,000. In addition, in the quarter and nine months ended March 31, 2003, we also incurred recruiting and relocation expenses of approximately $0 and $115,000, respectively, relating to our Chief Medical Officer and a Business Development Representative, where we had no comparable expenses in the periods ended March 31, 2004. In addition to the decrease in contract labor services, we recognized decreased salaries and benefits of approximately $14,000 between the comparable quarters ended March 31, 2004 and 2003, and increased salaries and benefits of approximately $219,000 between the comparable nine month periods ended March 31, 2004 and 2003. The change in salaries and wages was due primarily to the hiring of our Chief Executive Officer, Chief Financial Officer and a business development representative during calendar year 2003, partially offset by salary reductions of 15% to 20% implemented beginning February 1, 2004.

      Selling, general and administrative expenses for the three and nine-month periods ended March 31, 2004 included approximately $22,000 and $118,000 in Board of Director compensation, whereas we paid no Board compensation in the prior comparable fiscal periods. In addition, under the terms of consulting agreements dated August 28, 2002 with two of our directors, Terry Giles and Paul Kanan, we recorded aggregate consulting expenses of $39,000 in each of the comparable quarters of fiscal 2004 and 2003, and aggregate consulting expenses of $117,000 and $91,000, respectively, in the comparable nine-month periods of fiscal 2004 and 2003.

      Selling, general and administrative expenses also include compensation income (expense) resulting from the May 2002 repricing of all outstanding stock options to the then-current market price of $0.06. For the comparable quarters ended March 31, 2004 and 2003, we recognized expense of approximately $2,000 and $81,000, respectively, to adjust these options to fair market value. However, for the comparable nine-month periods ended March 31, 2004 and 2003, respectively, we recognized approximately $44,000 in income and $152,000 in expense. As of March 31, 2004, 39,473 repriced options remained outstanding, and as a result we will continue to recognize compensation income (expense) from the repricing in future periods. The amount of compensation expense we recognize in the future will fluctuate based on the value of our common stock and the number of options that are outstanding as of each valuation date. (See “Note 11 to Notes to Consolidated Financial Statements” in our Report on Form 10-KSB for the year ended June 30, 2003).

      Further changes in our selling, general and administrative expenses include an increase in legal and accounting expenses of approximately $51,000 between the respective quarters ended March 31, 2004 and 2003 to $113,000 from $61,000. For the respective nine-month periods ended March 31, 2004 and 2003, legal and accounting expenses decreased approximately $46,000, to $237,000 from $282,000. These changes in legal and accounting expenses are primarily the result of legal and accounting expenses incurred in conjunction with the Saigene purchase transaction in the early part of fiscal 2003, and in conjunction with the filing of our resale registration statement in March 2004.

      Through December 31, 2003, as part of our ongoing effort to reduce expenses, with respect to our selling, general and administrative employees, we terminated employment of two employees, had eight employees participate in the salary deferral / reduction program, had one hourly employee agreeing to reduce her hours worked, and enrolled one employee in the Shared Work Program. Effective mid-March 2004 for an anticipated 8 to 10 week period, we began ramping up to work on the March 2004 clinical services contract. We anticipate that most of our management employees who currently participate in the salary deferral / reduction program will continue to do so, except for three department managers who have been restored to full salary effective March 16, 2004. For the duration of this clinical services study, the one selling, general and administrative employee who had been enrolled in the Shared Work Program returned to full-time.

      We expect overall selling, general and administrative expenses for the fourth quarter of fiscal 2004 as well as the full fiscal year ending June 30, 2004 to decrease as compared to the prior fiscal periods, primarily given the decreased management fees payable to Saigene and the cost-cutting measures described above. These expense decreases will be offset by increases in fiscal 2004 over fiscal 2003 in Board compensation and anticipated full year compensation expense from the hiring of our Chief Executive Officer, Chief Medical Officer, and Chief Financial Officer and a business development representative during fiscal 2003.

Other Income (Expense):

	Three Months				Nine Months
	Ended				Ended
	March 31,				March 31,
			$	%			$	%
	2004	2003	Change	Change	2004	2003	Change	Change

	Dollars in thousands, rounded to nearest thousand
Other Income (Expense)	$12	$142	$(130)	(92)%	$(104)	$341	$(445)	(130)%

Percentage of Revenues	2%	7%			(3)%	7%

      Total other income (expense) decreased approximately $130,000 in the quarter ended March 31, 2004 over the comparable quarter ended March 31, 2003. We had net other income of approximately $12,000 for the quarter ended March 31, 2004, including approximately $42,000 in Washington state sales and business and occupation tax refunds from a review of past years tax remittances, and approximately $30,000 of interest expense on notes payable and lease obligations. For the quarter ended March 31, 2003, we had net other income of approximately $142,000, including approximately $20,000 of interest expense on notes payable and lease obligations, approximately $4,000 in gain on troubled debt restructuring, and approximately $158,000 of other income, primarily from reassessment of then existing liabilities, whereby we wrote off some of our old accounts payable and an old lease obligation during fiscal 2003.

      Between the comparable nine months ended March 31, 2004 and 2003, total other income (expense) decreased approximately $445,000. For the nine months ended March 31, 2004, we had net other expense of approximately $104,000, including approximately $91,000 of interest expense on notes payable and lease obligations, approximately $17,000 in interest and other income, approximately $42,000 in Washington state sales and business and occupation tax refunds from a review of past years tax remittances, and approximately $72,000 from a loss on the receipt of common stock instead of cash in payment of a $200,000 note receivable and approximately $16,000 in accrued interest income from a related party (Saigene). For the nine months ended March 31, 2003, we had net other income of approximately $341,000, including approximately $89,000 of interest expense on notes payable and lease obligations, approximately $1,000 of interest income, approximately $169,000 in gain on troubled debt restructuring, and approximately $260,000 of other income, primarily from reassessment of then existing liabilities, whereby we wrote off some of our old accounts payable and an old lease obligation during fiscal 2003 and, to a lesser amount, we had rent and fees paid to us by Saigene prior to the August 28, 2002 Saigene asset purchase agreement.

Net Earnings (Loss):

	Three Months				Nine Months
	Ended				Ended
	March 31,				March 31,
			$	%			$	%
	2004	2003	Change	Change	2004	2003	Change	Change

	Dollars in thousands, rounded to nearest thousand
Net Earnings (Loss)	$(639)	$300	$(939)	(313)%	$(1,331)	$(173)	$(1,158)	(669)%

Percentage of Revenues	(117)%	14%			(39)%	(4)%

      We had a net loss of approximately $639,000 for the three months ended March 31, 2004 compared to net earnings of approximately $300,000 for the three months ended March 31, 2003, representing a decrease of approximately $939,000 between the comparable periods. The decrease in net earnings is primarily attributable to our significantly decreased revenues in the year over year quarters, partially offset by decreases in laboratory expenses and cost of sales and selling, general and administrative expenses, and research and product development expenses discussed above.

      For the nine months ended March 31, 2004, we had net loss of approximately $1,331,000 compared to a net loss of approximately $173,000 for the nine months ended March 31, 2003, representing an increased loss of approximately $1,158,000 between the comparable nine-month periods. The worsening of our net loss for the comparable nine months is primarily attributable to our significantly decreased revenues and resulting net losses for the quarters ended December 31, 2003 and March 31, 2004 discussed above and in our Form 10QSB for the period ended December 31, 2003. Our net loss for the nine months ended March 31, 2004 is partially offset by our approximately $19,000 net earnings for the quarter ended September 30, 2003. Changes in laboratory expenses and cost of sales as well as selling, general and administrative expense, research and product development expenses, and other income (expense) as discussed above will also continue to impact our net earnings (loss), however, the primary driver of our net losses is currently our significant decrease in revenues.

Results of Operations for the fiscal Years Ended June 30, 2003 and 2002

Revenues:

	Years Ended
	June 30,
			$	%
	2003	2002	Change	Change

	Dollars in thousands,
	Rounded to nearest thousand
Revenues	$5,765	$4,405	$1,360	31%

      Our revenues consist of revenues generated from clinical trials testing services and revenues generated from the provision of diagnostic services. The approximately 31% increase in fiscal 2003 revenues over fiscal 2002 was primarily attributable to an increase in the size and number of clinical trials testing services we performed.

      During fiscal 2003, revenue generated from clinical trials testing services accounted for approximately 89% of our total revenues. Revenue generated from the provision of diagnostic and other services accounted for approximately 11% of our total revenues during the same period. Historically, over 90% of our total revenues have been generated from clinical trials. We expect that clinical trials will continue to account for a significant portion of our revenues in the future.

      In February 2002, we entered into a master services agreement with a large pharmaceutical company to provide laboratory research services from time to time based on specifications to be included in one or more work orders submitted by the pharmaceutical company. There is no guaranteed minimum number of work orders or revenues to us under this agreement. Each work order is separately negotiated with the pharmaceutical company and is usually limited to a specific project with limited duration. For the 2003 fiscal year, we provided services through work orders under this agreement aggregating approximately $4,397,000. Services provided to this customer accounted for approximately 20% of our outstanding accounts receivable balance of approximately $467,000 as of June 30, 2003. This customer accounted for approximately 76% and 63% of the revenues for the fiscal years ended June 30, 2003 and 2002, respectively. Currently we do not have a significant backlog with this customer and for fiscal 2004 we expect aggregate revenues from this customer to decrease on both an absolute and percentage basis.

      We generally do not have any long-term contracts or agreements with our customers. Each contract is negotiated separately with the pharmaceutical manufacturer or research organization and is usually limited to a specific project with limited duration. The cancellation of any contracts with existing customers or the failure to replace such contracts upon expiration or termination could have a material adverse effect on our laboratory operations.

Laboratory Expenses and Cost of Goods Sold:

	Years Ended
	June 30,
			$	%
	2003	2002	Change	Change

	Dollars in thousands, Rounded to nearest
	thousand
Laboratory Expenses and Cost of Sales	$2,801	$2,055	$746	36%
Percentage of Revenues	49%	47%

      Laboratory expenses and cost of goods sold in actual dollar amounts increased approximately 36% over fiscal 2002. The increase was primarily attributable to increased expenses incurred in meeting the increased demand in the size and number of clinical trials testing services we performed during the period. As a percentage of revenue, laboratory expenses and cost of goods sold remained relatively stable at approximately 49% in fiscal 2003 compared to approximately 47% in fiscal 2002.

      Laboratory expenses and cost of goods sold consisted primarily of payment of salaries and related benefits to employees performing analysis of clinical trial samples, the cost of supplies for analysis of clinical trial samples, payments to subcontractors of laboratory services and payment of business and occupation taxes. During the years ended June 30, 2003 and 2002, respectively, salaries and related benefits accounted for approximately 37.7% and 27.3% of total cost of sales, lab supplies were approximately 26.0% and 30.1%, and outside services were approximately 16.8% and 16.9%. The increase in salaries and benefits between the comparable periods was primarily attributable to an increase in the number of employees in this area.

Research and Product Development:

	Years Ended
	June 30,
			$	%
	2003	2002	Change	Change

	Dollars in thousands, Rounded to
	nearest thousand
Research and Product Development	$214	$26	$188	723%
Percentage of Revenues	4%	1%

      Research and product development expenses in actual dollar amounts increased to approximately $214,000 in fiscal 2003 from approximately $26,000 in fiscal 2002, reflecting an increase of approximately $188,000, or 723%, year over year. The increase is primarily attributable to an increase in compensation expense due to hiring of three new employees, and to a lesser extent, increases in depreciation on equipment acquired from Saigene and legal fees associated with patents on technology acquired from Saigene.

      Research and development expenses for fiscal 2003 consisted mainly of expenditures we made in developing technology acquired from Saigene in August 2002. Compensation expense accounted for approximately 65% of the total research and development expenses in fiscal 2003. We had minimum research and development expenses for fiscal 2002. We anticipate that we will continue to incur research and development expenses related to the technology acquired from Saigene. However, if we are unable to increase revenues or raise additional funding to continue to fund our existing research and development efforts, we will seek to reduce our research and development efforts and expenses.

Selling, General and Administrative Expense:

	Years Ended
	June 30,
			$	%
	2003	2002	Change	Change

	Dollars in thousands, Rounded to nearest
	thousand
Selling, General and Administrative Expense	$3,837	$1,497	$2,340	156%
Percentage of Revenues	67%	34%

      Selling, general and administrative expense (“SG&A”) in actual dollar amounts increased by approximately 156% between 2003 and 2002. Selling, general and administrative expenses represented approximately 67% percent of revenue in fiscal 2003, compared to approximately 34% in fiscal 2002. The overall increase is primarily attributable to the payment of approximately $1,250,000 in management fees under the terms of a management agreement with Saigene. These expenses also increased due to increased compensation expense associated with the hiring of our Chief Executive Officer, our Chief Medical Officer and a Business Development Representative during fiscal 2003, and to a lesser extent, increased accounting and legal fees incurred in connection with the Saigene asset purchase acquisition, consulting expenses beginning August 2002 from our consulting agreements with Terry Giles (a then-former director, and now a current director) and Paul Kanan (a current director and former officer) of $10,000 and $3,000 per month, respectively, our public reporting obligations, increased sales commissions and our negotiation of settlements with certain of our creditors. SG&A salary, benefits and commissions were approximately $1,300,000 for fiscal 2003, compared to approximately $668,000 for fiscal 2002. Of the approximate $632,000 increase in salary, approximately two-thirds ( 2/3) is attributable to the addition of our Chief Executive Officer, our Chief Medical Officer, and an additional Business Development Representative during fiscal 2003. The remaining approximately one-third ( 1/3) is generally the result of, increased consulting expense and an increase in compensation expense related to variable pricing rules for stock options. (See “Note 11 to Notes to Consolidated Financial Statements” for the year ended June 30, 2003, included in this prospectus).

      On May 3, 2002, the Board of Directors voted to reprice all outstanding options to purchase common stock to the then current market price, which was $0.06 on that day. As of June 30, 2003, 97,194 of these options remained outstanding. For fiscal 2003, we recognized approximately $182,000 in compensation expense to adjust these options to fair market value, compared to approximately $2,000 in fiscal 2002. In the future, the amount of compensation expense we recognize will fluctuate based on the value of our common stock and the number of options that are outstanding as of each valuation date. (See “Note 11 to Notes to Consolidated Financial Statements” for the year ended June 30, 2003 included elsewhere in this prospectus).

      We anticipate selling, general and administrative expenses to remain relatively steady quarter to quarter in the near term during fiscal 2004. However, compared with fiscal 2003, we expect SG&A expenses for fiscal 2004 to decrease, given the non-recurring expenses related to the Saigene transaction incurred in fiscal 2003. Notably also, effective on July 1, 2003, we entered into an amendment to the management agreement with Saigene to reduce the monthly fees payable to Saigene from $90,000 to $70,000 per month. This expense decrease will be partially offset by further increases in compensation expense due to our hiring of a new Chief Financial Officer in June 2003. If we are unable to increase revenues or obtain financing in amounts sufficient to fund operations, we intend to institute measures to reduce selling, general and administrative expenses.

Other Income:

	Years Ended
	June 30,
			$	%
	2003	2002	Change	Change

	Dollars in thousands, Rounded to nearest
	thousand
Other Income	$2,545	$123	$2,422	1,969%
Percentage of Revenues	44%	3%

      Total other income in actual dollar amounts increased approximately $2,422,000 in fiscal 2003 over fiscal 2002. The increase was primarily attributable to our reversing the reserve and removing the $2,244,040 contingent liability relating to 3M from the balance sheet. (See “— Liquidity and Capital Resources” and “Note 13 to Notes to Consolidated Financial Statements” for the year ended June 30, 2003, included in this prospectus.) Other items impacting the increase in other income in fiscal 2003 include one-time gains on the restructuring of certain outstanding debt of approximately $169,000, approximately $(118,000) in net interest expense, and approximately $21,000 of rent and fees paid to us by Saigene. In addition, primarily during the third quarter of fiscal 2003, we reassessed all of our existing liabilities and wrote off some of our old accounts payable and an old lease obligation, resulting in a one-time gain associated with the write-off in the amount of approximately $228,000.

      In fiscal 2002, other income (expense) included net interest expense of approximately $(159,000), offset by fees paid to us by Saigene in consideration of extending the deadline for purchase of the laboratory of approximately $190,000, sublet rental income from Saigene of approximately $71,000, and other income aggregating approximately $20,000.

Net Earnings:

	Years Ended
	June 30,
			$	%
	2003	2002	Change	Change

	Dollars in thousands, Rounded to nearest
	thousand
Net Earnings	$1,457	$950	$507	53%

      Net earnings in actual dollar amounts was approximately $1,457,000 in fiscal 2003 compared to approximately $950,000 in fiscal 2002, representing an increase of approximately $507,000 or 53% between the comparable periods. The change in net earnings is primarily attributable to our reversing the prior reserve and removing the $2,244,040 contingent liability relating to 3M from the balance sheet. (See “— Liquidity and Capital Resources” below and “Note 13 to Notes to Consolidated Financial Statements” for the year ended June 30, 2003, included in this prospectus.)

      Excluding the reversal of the contingent liability of $2,440,040, we had a net loss of approximately $(983,000), reflecting the increase in selling, general and administrative expense (discussed above), which included the management fees paid to Saigene and the increased compensation expense associated with the hiring of our new Chief Executive Officer, our Chief Medical Officer and a Business Development Representative during fiscal 2003, and to a lesser extent, increased accounting and legal fees incurred in connection with the Saigene asset purchase acquisition, our public reporting obligations and negotiation of settlements with certain creditors.

      The change in net earnings is also affected by our increase in revenue for the comparable periods, more than offset by the increase in selling, general and administrative expense in fiscal 2003 over fiscal 2002. Other items having a lesser impact on the change in net earnings include increased research and product development expenses in fiscal 2003 over fiscal 2002, and other income (expense) items.

      Liquidity and Capital Resources:

      We had significant net operating losses for the quarter and nine months ended March 31, 2004. We expect that revenues for the quarter ending June 30, 2004 will be improved over the most recent two quarters as a result of a March 2004 clinical services contract we recently entered into with a pharmaceutical company for a study with anticipated revenues of approximately $1.4 million. Revenues under this new clinical services contract commenced in March 2004, and accounted for approximately $331,000 or 60% of our total revenues for the quarter just ended. We expect to recognize the remainder of the revenues from this clinical services contract in the quarter ending June 30, 2004. Even with the improvement to revenues and positive impact on earnings expected in the quarter ending June 30, 2004 resulting from the March 2004 clinical services contract, we expect to incur a net loss for the fiscal year ending June 30, 2004 and that revenues for fiscal year ending June 30, 2004 will be significantly lower than those in the comparable prior year period.

      Our operations historically have primarily been funded through revenues generated from operations and from the sale and issuance of our common stock, preferred stock and debt from time to time.

      At March 31, 2004, our cash and cash equivalents were approximately $975,000, compared to approximately $440,000 at June 30, 2003. We had approximately $481,000 in accounts receivable as of March 31, 2004, compared approximately $467,000 as of June 30, 2003, reflecting the timing of revenues billed and collected. Total liabilities as of March 31, 2004 were approximately $2,816,000 compared to approximately $2,714,000 as of June 30, 2003. The improvement in our cash and cash equivalents is primarily attributable to proceeds from our private placement and our borrowings under our credit facility, and to a lesser degree from increased advances from our customers and increased accrued liabilities. We have no off-balance sheet financing arrangements. As of March 31, 2004 and June 30, 2003, we also had restricted cash of approximately $71,000 which represents a security deposit in connection with our office lease in Seattle, Washington which expires in July 2007. We are obligated to maintain the restricted cash security deposit through the term of the lease.

      As of March 31, 2004, we had a working capital deficit of approximately $407,000, compared to a working capital deficit of approximately $685,000 at June 30, 2003. The approximately $278,000 increase in working capital is attributable to several changes in the components of working capital. Changes providing favorable impact include increases in cash, accounts receivable and prepaid expenses and other assets, and decreases in accounts payable, and, except for additional borrowings of $250,000 under a new loan and security agreement, decreases in our current notes payable and lease obligations. Changes negatively impacting our working capital since June 30, 2003 include decreases in our $200,000 note receivable from Saigene (through receipt of payment in the form of our common stock), decreased inventories since June 30, 2003, increases in accrued liabilities, dividends payable, advances from customers and deferred compensation, and the current portion of the new $250,000 loan and security agreement.

      Net cash used in operating activities was approximately $1,092,000 for the nine months ended March 31, 2004, primarily to fund our loss from operations and changes in our working capital, and included the effect of approximately $16,000 in interest income on a note receivable from Saigene that was paid to us using our common stock. Our investing activities used approximately $74,000 for the nine months ended March 31, 2004 primarily for the purchase of capital equipment. Cash flows provided by financing activities was approximately $1,701,000 for the nine months ended March 31, 2004, consisting primarily of approximately $1,711,000 in net proceeds from our private placement of unregistered common stock, approximately $250,000 in proceeds of borrowings under our credit facility and approximately $2,000 in proceeds from exercise of stock options, offset by approximately $255,000 in payments on notes payable, notes payable to related parties, and payments on capital lease obligations, and payment of approximately $6,000 in dividends on our Series B preferred stock.

      During the nine months ended March 31, 2004, within the quarter ended September 30, 2003, we received 72,072 shares of our common stock as payment on a $200,000 note receivable and accrued interest from Saigene, and accrued approximately $2,000 in dividends on our Series B preferred stock. The payment on the Saigene note in common stock was made in accordance with the terms of the note, and resulted in elimination of the note receivable but without a corresponding increase in our cash position. During the nine months ended March 31, 2004, we also reversed approximately $1,000 previously recorded to our common stock and prepaid financing expense accounts, reflecting the return and cancellation of 83,333 shares of our common stock that had been held in escrow under an agreement with our prior landlord. Under the terms of the escrow agreement, 583,333 shares of our common stock remain in escrow.

      As described above, we experienced a significant decrease in revenues in the quarters ended March 31, 2004 and December 31, 2003, as well as significant losses and degradation of our cash and working capital position from operations. We expect these trends will continue into fiscal 2005. To improve our cash position, we are actively seeking to increase revenues, raise debt or equity financing and cut expenses significantly. Our efforts to reduce expenses, generate revenue and raise sufficient capital may not be successful.

      In the current market conditions, raising capital from equity financing has been, and will continue to be difficult. We did not raise sufficient financing from our Series B preferred stock private placement in the spring and summer of 2003. Beginning in November 2003, we initiated a best efforts private placement through the sale of unregistered shares of common stock at $0.50 per share. Through the closing of the private placement in

March 2004, we sold 3,846,000 shares of common stock and received approximately $1,711,000 in net proceeds. In connection with that private placement, as of March 31, 2004, we had recorded cash commissions to the broker dealer of $192,300 and incurred $19,587 of legal expenses.

      On August 5, 2003, we entered into a loan and security agreement with our lender, Franklin Funding, Inc. Under this agreement, we borrowed $250,000 during the first and second quarters of fiscal 2004. Amounts borrowed under the loan agreement bear interest at 17.64% and are amortized over 36 months, with monthly payments beginning September 2003 and a final balloon payment due at maturity on August 5, 2006, and are secured by specific equipment. In the event of default, among other remedies, the lender may declare the entire amount under the loan agreement to be immediately due and payable, and may take possession of the equipment provided as security. Pursuant to the terms of the loan agreement, we granted to the lender warrants to purchase 25,000 shares of common stock (at the rate of 5,000 per $50,000 borrowed, with exercise prices as of the date of borrowing), consisting of warrants for 5,000 shares at $1.10 per share, 5,000 shares at $1.00 per share, 10,000 shares at $0.95 per share, and 5,000 shares at $0.85 per share. No additional amounts are available to us under this credit facility, and we do not have any other credit facility in place.

      Effective May 28, 2004, we closed on a $2.5 million debt financing with Laurus Master Funds Ltd., and issued a three year term note, with monthly payments of interest only commencing July 1, 2004, and monthly principal payments commencing December 1, 2004. See “BUSINESS — Laurus Debt Investment” below. The term note bears interest at an initial rate equal to the prime rate plus two percent (2%), and is subject to reduction on a month by month basis if specified conditions are met. For any cash payments we make on the note, we are required to pay an amount equal to 102% of the principal amount due. Based on current interest rates, our monthly cash payments of principal and interest beginning December 1, 2004 would be approximately $97,750. Our actual required cash payments on the note could be less if amounts under the note are converted into our common stock. We can prepay the note at any time upon payment of an amount equal to 130% of the outstanding principal balance plus accrued and unpaid interest. From the $2.5 million in gross proceeds, we paid a closing fee equal to $87,500 to the manager of Laurus, $29,500 for Laurus’ legal and due diligence expenses and $1,500 to the escrow agent. At closing, we paid cash commissions of $75,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $100,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the Laurus note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share. The impact of these transactions, including recording the fair value of the warrants and beneficial conversion feature, will be recorded in future periods beginning in the quarter ending June 30, 2004.

      With these recent cash infusions from the Laurus debt investment, the private placement and our credit facility with Franklin Funding, we currently expect that our current cash, current assets and any cash flows from operations will be sufficient to fund operations through fiscal 2005. However, any further decreases in revenue would adversely affect our financial condition, and we may need to seek additional capital during the latter part of fiscal 2005. We may not be able to raise sufficient financing. For instance, under the terms of our financing with Laurus, we had the right to seek an additional $1.0 million in pari passu debt from an investor acceptable to Laurus within 30 days of closing of the initial financing; however, we were not successful in closing on additional funds within such time frame. Accordingly, management continues to contemplate other alternatives to enable us to fund continuing operations, including loans from management or employees, salary deferrals and reductions and other cost cutting mechanisms, and raising additional capital by private placements of equity or debt securities or through the establishment of other funding facilities. In addition, we are exploring strategic alternatives, which may include a merger, asset sale, joint venture or another comparable transaction. None of these potential alternatives may be available to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash to continue to fund operations or if we are unable to locate a strategic partner, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and our ability to continue in existence. Our auditors added an explanatory paragraph to their opinion on our fiscal 2003 financial statements stating that there was substantial doubt about our ability to continue as a going concern, and we expect a similar going-concern opinion on our financial statements for the fiscal year ending June 30, 2004. Our efforts to reduce expenses and generate revenue may not be successful.

      With respect to our research and development activities, Saigene has informed us that in order to develop and commercialize the technology that we acquired from Saigene in August 2002, we would likely require in the near term a capital infusion in excess of $5 million. Moreover, management believes that an additional $15 million over the next two years would be required to achieve regulatory approval and commercialization of the technologies acquired from Saigene in August 2002, as well as the additional technologies that may be acquired under the option agreement with Saigene. Due to our current working capital position, we are not actively pursuing these research and development efforts. In the future we do intend to seek suitable financing to continue research and development efforts, commence the regulatory approval process and commercialization of the technologies. But we may not be able to obtain such financing, whether on favorable terms or at all. We also intend to continue to explore strategic alternatives for our technology assets, which, in addition to further development, may include sale, partnership, joint venture, licensing or other means of developing or otherwise realizing the value of these assets.

Reversal of technology license payable during prior fiscal year ended June 30, 2003

      In December 1997, we entered into an exclusive license agreement and supply agreement with Sudormed, Inc. The technology licensed from Sudormed was the basis for our development of our sweat and saliva products. Due to a lack of funding and the failure to obtain FDA approval for the products, all development efforts relating to the products were suspended in August 1998. The license agreement required us to make a $1.6 million license payment in December 1998, which was subsequently extended to March 1999. In May 1999, Sudormed terminated the license agreement and the supply agreement due to our failure to make the $1.6 million license payment.

      The Minnesota Mining and Manufacturing Company (“3M”) manufactured certain of the products that Sudormed supplied to us pursuant to the supply agreement. As described above, Sudormed terminated both the license agreement and the supply agreement in May 1999 due to our failure to make required payments. 3M subsequently foreclosed upon certain assets of Sudormed and became a party in possession of secured property of Sudormed. In May 2000, 3M notified us that, in its capacity as a secured party in possession of the Sudormed assets, it demanded payment in full of the $1.6 million plus accrued interest and fees due under the Sudormed license agreement. We dispute 3M’s demand, and will vigorously defend any action that 3M may bring. We have not had any correspondence or communication with 3M since 2000, and to our knowledge no action has been filed.

      During fiscal 2003, we reassessed our potential liability to 3M. We believe based on advice from legal counsel that any claims by 3M under the license agreement are now barred by the applicable statute of limitations (having expired in the third and fourth quarters of fiscal 2003), and accordingly that the likelihood of liability to 3M is remote. We previously reserved on our balance sheet a contingent liability in the amount of $2,240,040, representing the full potential amount owing under the technology license plus accrued interest and fees. At June 30, 2003, we reversed the reserve and removed the contingent liability from the balance sheet.

BUSINESS

General

      We provide specialty central laboratory services to support pharmaceutical and diagnostic manufacturers in the conduct of human clinical research, for use in their drug discovery and development efforts. Our clients include a number of the world’s largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis and arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

Business Strategy

      Specialty reference and central laboratory services companies like PBI typically derive substantially all of their revenue from the research, development and marketing expenditures of the pharmaceutical and biotechnology industries. Participants in the pharmaceutical and biotechnology industries typically outsource a significant quantity of these services to both central labs and specialty reference labs. In addition, central laboratories outsource to specialty reference labs some of the specialty testing where the central laboratory lacks expertise. We believe that such outsourcing will continue and may increase in the future because of many factors, including continuing pressures on the pharmaceutical and biotechnology industries to contain costs, limitations on pharmaceutical companies’ internal capacity, a need for faster development time for new drugs, research in multiple countries simultaneously, stringent government regulation, and expertise that pharmaceutical companies or central labs may lack internally. We believe the investment and amount of time required to develop new drugs has been increasing, and that these trends create opportunities for companies like PBI to provide its expertise and services to help reduce the time in the drug development process and make the process of drug development more efficient.

      Our strategy is to meet the needs for outsourcing, by pharmaceutical and biotechnology companies and other central laboratories, and to assist in enhancing the drug development process by developing and delivering innovative services that apply science and technology to provide high quality service within our areas of specialty.

      Our primary business strategy is to continue our focus on providing high quality specialty central laboratory services in our core areas, including cardiovascular disease and bone and joint diseases. In addition, we also intend to pursue other strategies identified below to further our business. However, because of the significant expense associated with some of these strategies, we may not pursue some of these strategies unless our revenues increase significantly or we are able to raise equity or debt financing to adequately fund these strategies. There can be no assurance that we will pursue any or all of the strategies below or if pursued, that any of such strategies will be successful.

Increase Specialty Areas

      In addition to our core specialties of cardiovascular disease and bone and joint diseases, our goal is to further expand our specialty laboratory expertise within our other existing specialty areas (including diabetes, obesity, metabolic syndrome, and osteoarthritis), as well as to develop new fields where we can provide our laboratory services (including rheumatoid arthritis and immunogenicity testing for biologic drugs).

      Further, to strengthen our specialty central lab services, in August 2002, we acquired certain DNA-based proprietary technologies, processes and equipment. See “Technologies and Products — Saigene Technologies” and “Saigene Investment Transaction” below. This novel intellectual property (patented and patent-pending) includes a proprietary isothermal DNA amplification method (“LIDA”) and a genetic method for distinguishing live from dead cells (“Cell Viability”). We intend to further develop and leverage these technologies to enhance our specialty laboratory activities in the area of pharmacogenetic testing and offer attractive prospects for licenses to companies interested in in vitro diagnostics, biothreat, food safety testing and other applications.

Diversify Customer Base

      Another of our goals is to diversify our customer base. Historically, our two largest customers have been Pfizer, Inc. and Procter & Gamble Pharmaceuticals, Inc. During fiscal 2003 and fiscal 2002, Pfizer represented approximately 76% and 63%, respectively, of our total revenues. In May 2003, we entered into a master contractor service agreement with Procter & Gamble Pharmaceuticals and started performing services on work orders submitted under that agreement. For the quarter ended June 30, 2003, these two customers represented 57% and 14%, respectively, of our total revenues, and for the quarter ended September 30, 2003, they were 8% and 82%, respectively, of our total revenues. Because our revenue has been concentrated in these one or two large customers, we can be materially adversely impacted by any delays in undertaking clinical studies or submitting samples for testing services, any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders. This was evidenced by the results for the quarter ended December 31, 2003, in which our total revenue from these two customers decreased to approximately $40,000, representing only 7% of our revenues. We are actively pursuing business development and marketing activities to broaden our customer and revenue base.

Create Global Central Laboratory

      We believe that in the central laboratory services business it is important to provide a broad range of drug research and development services globally. Through partnering with a major central laboratory, we believe that we can compete with central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. We have commenced and expect to continue discussions with several major central laboratory services companies about potential partnering relationships.

Acquisitions and Strategic Relationships

      Our customers and our competitors have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by the consolidation trend may result in other companies in the industry seeking to form strategic relationships or joint ventures or to be acquired in order to stay competitive. This may make it possible for us to make strategic acquisitions that are complementary to our existing services and that expand our ability to serve our clients. We are also exploring other strategic alternatives for our business and operations, which may include joint ventures, co-marketing relationships, or other strategic relationships. Additionally, we will evaluate, as appropriate, any potential business combinations involving our company as a whole, or involving a portion of our assets.

Information Technology

      We intend to focus future capital expenditures and investments in carefully selected hardware and software products, information technology systems and networks. We believe capital improvements in these areas are important to meet the changing demands of drug development by improving and facilitating our data reporting and storage capabilities and our communications with clients.

Services

Specialty Reference Laboratory Services

      Our specialty reference laboratory in Seattle, Washington has established itself as a technical leader due to our strong expertise in certain core areas. Our three general areas of expertise include

•	cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease),

•	diabetes (and obesity), and

•	bone and joint diseases (osteoporosis and arthritis).

Management believes that among prospective new drugs, these areas of expertise represent three of the top ten areas of focus by the pharmaceutical industry.

      With respect to cardiovascular disease, we are one of the leaders in lipid services for clinical drug development in the U.S. Our expertise is concentrated on the measurement of cardiovascular disease markers, especially cholesterol and lipoproteins, including HDL, LDL and, HDL and LDL subfractions, remnant cholesterol, apolipoproteins, Lp, and lipoprotein fraction compositions. Furthermore, the Pacific Biometrics Research Foundation, a non-profit organization affiliated with us, is one of only three U.S. standardization centers in the National Clinical Reference Method Laboratory Network sponsored by the Centers for Disease Control and the National Heart Blood & Lung Institute. There are only ten such laboratories worldwide.

      We are enhancing our activities in the area of diabetes and related disorders, notably obesity and metabolic syndrome. Metabolic syndrome is a collection of abnormalities that include central obesity, dyslipidemia (low HDL cholesterol and high triglycerides), insulin resistance, pre-diabetes, and pre-hypertension. In the US the prevalence of metabolic syndrome is estimated at 47 million individuals (Heart Disease and Stroke Statistics — 2003 Update, American Heart Association). People with metabolic syndrome are at increased risk for cardiovascular disease and associated morbidity and mortality and as a result this population is coming under increased scrutiny for pharmacological intervention. Because of our established strengths in testing for lipids, cardiovascular risk and diabetes, we believe we are well-positioned to take advantage of this emerging area of pharmaceutical drug development. Moreover, we are expanding our test menu in areas related to diabetes and metabolic syndrome, notably in markers of inflammation, such as hsCRP, IL-6, TNF-α, sCD40L and Lp-PLA2.

      As it relates to bone and joint diseases, we are active in promoting the standardization of bone metabolism biomarkers, and are involved in technologies for monitoring treatment response in diseases such as osteoporosis. We have used our bone biomarker assays in osteoporosis to manage the first proficiency-testing programs for bone-resorption markers. We developed our expertise in osteoporosis laboratory assessments through our work with diagnostic manufacturers of assays for bone markers such as Ostex International, Inc. and Metra Biosystems, Inc., in addition to pharmaceutical manufacturers of drugs that prevent bone loss such as Merck & Co., Inc. and The Procter & Gamble Company. In the areas of bone metabolism and women’s health, we also specialize in the measurement of hormones including pyridinolines, various C- and N- terminal telopeptides, procollagens, osteocalcin and bone-specific alkaline phosphatase.

      In addition, in November 2003, we entered into an agreement with Nordic Bioscience Diagnostics A/ S under which our laboratory has been named the exclusive testing site in North America for Nordic’s proprietary arthritis marker CartiLaps® ELISA. This test was developed and produced by Nordic to detect fragments of type II collagen in urine. Type II collagen is the major structural component of joint cartilage, and degradation of type II collagen is a critical step in the progression of both rheumatoid arthritis and osteoarthritis. We have added this test as part of our services to pharmaceutical and biotech companies in support of clinical research in arthritis, as a means to detect and monitor rheumatoid arthritis and osteoarthritis disease progression and therapeutic effectiveness.

      Further, to strengthen our specialty central laboratory services, in August 2002 we acquired certain DNA-based proprietary technologies, processes, and equipment. See “Technologies and Products — Saigene Technologies” and “Saigene Investment Transaction” below. This novel intellectual property (patented and patent-pending) includes a proprietary isothermal DNA amplification method (LIDA) and a genetic method for distinguishing live from dead cells. We intend to further develop and leverage these technologies to enhance our specialty laboratory activities in the area of pharmacogenetic testing and offer attractive prospects for licenses to companies interested in in vitro diagnostics, biothreat, food safety testing and other applications.

      In connection with these stated areas of expertise, we offer a variety of services through our specialty reference laboratory, including

•	clinical testing services,

•	development of laboratory reference methods,

•	development of clinical trial protocols, and

•	contract research and development.

Our involvement with clients frequently begins at the protocol design stage. Clinical trial support includes coordinating the receipt of specimens from investigative sites, processing the samples and reporting the consolidated data to study sites and sponsors. The extensive knowledge we have in test development and our close collaboration with diagnostic manufacturers frequently allow us to offer novel tests to our clinical-research clients before such tests are commercially available.

Central Laboratory Services

      Coupled with our expertise in specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology and urinalysis). Our operations support clinical trials by producing study-specific supplies, coordinating the receipt of specimens from clinical sites, processing the samples, generating test databases, and reporting data to sites and sponsors.

      We generally provide central laboratory services in support of Phase I and Phase II FDA clinical trials. These trials are typically smaller and more geographically focused than Phase III trials.

      Through partnering with another major central laboratory, we intend to compete with other central laboratories that have offices, monitoring sites and laboratories in countries around the globe, both for Phase I and Phase II trials, as well as Phase III trials. We have commenced and expect to continue discussions with several major central laboratory services companies about potential partnering relationships. We may not be able to successfully complete any such partnering relationship or that such a relationship will successfully generate revenue.

Technologies and Products

Saigene Technologies

      In August 2002, we acquired certain technology from Saigene Corporation, including certain DNA-based proprietary technologies, processes and equipment. (See “Saigene Investment Transaction” below and in “Note 14 to the Notes to Consolidated Financial Statements” for the year ended June 30, 2003, included in this prospectus.”) This novel intellectual property (patented and patent-pending) includes a proprietary isothermal DNA amplification method (LIDA) and a genetic method for distinguishing live from dead cells.

      Since August 2002, we have been engaged in further research and development efforts with regard to these acquired technologies, and we recently were issued two patents on these technologies by the U.S. Patent and Trademark Office. On January 28, 2003, we were issued U.S. Patent No. 6,511,804, entitled “A Selective Assay for Determining the Identity of Live Microorganisms in a Mixed Culture.” This patent encompasses a technology for discriminating live cells from dead cells and may have potential application towards pathogen detection and testing for drug-resistant microorganisms. We are currently developing a test that can distinguish drug-susceptible from drug-resistant Mycobacterium tuberculosis, the causative agent of tuberculosis infections in humans. This new test would reduce the diagnostic time for a drug-resistant tuberculosis infection from three weeks to only two days.

      In addition, on March 21, 2003, we were issued U.S. Patent No. 6,531,300 entitled “Target Amplification of Nucleic Acid with Mutant RNA Polymerase.” This patent encompasses a technology that provides a method to amplify genetic material and may play a strategic role in our development of proprietary molecular technologies.

      Management believes that the acquisition of these technology assets and associated intellectual property from Saigene may provide potential future value to our company and our business to the extent the technologies can be successfully developed and exploited. As of December 31, 2003, these technology assets still require additional development prior to commercialization and their future value, as well as timing of their ongoing development, is dependent upon additional capital being available to fund continuing research and development. We expect to need additional capital to fund continuing research and development efforts related to these technologies, and there are no assurances that such funds will be available to us. In fact, Saigene has informed us that in order to develop and commercialize these technologies, we will likely require in the near term a capital infusion in excess of $5 million. Moreover, management believes that a minimum additional $15 million would be required to achieve regulatory approval and commercialization of these technologies and the technologies that may be acquired under the option agreement. We intend to seek suitable financing to continue research and development efforts, commence the regulatory approval process and commercialization of the technologies, but there can be no assurance that we will be able to obtain such financing, on favorable terms or at all.

      As such, although we believe these technologies are valuable assets, there are no assurances that we will be able to successfully develop these technologies or that they will generate revenue. In addition, even if we are ultimately successful in developing products from these technologies, those products would likely be subject to regulatory approval, and could always be the subject of litigation or other claims from competitors or others with respect to such products or the patents and methodologies upon which they are based.

Other Technologies

      During the 1990’s, we developed an intellectual property position in sweat and saliva collection technologies. In 1998, due to lack of funding and our failure to obtain FDA approval for resultant products, we suspended all further development efforts relating to these technologies and products. We subsequently wrote off the value of these assets on our balance sheet in 1999. We believe there may be potential commercial application for some of these technologies, but we currently have no plans to resume any active development efforts relating to these technologies or products.

      Set forth below is a brief description of some of these technologies:

      SalivaSac® — saliva collection & processing device. This proprietary device, developed by us, collects a non-invasive saliva sample that we had hoped would be able to replace blood and urine testing in various applications. The SalivaSac®, which contains a small quantity of a substance that acts as an osmotic driver, is placed in the mouth and rapidly fills with an ultrafiltrate of saliva that is filtered as it passes through the semi-permeable outer membrane. The resulting fluid is clear, easy to use, and does not contain interfering substances. The SalivaSac®, as a sample collection device, can be combined with currently available testing technologies to permit new, non-invasive diagnostic test applications. We believe the SalivaSac® design has the potential to lend itself to point-of-care diagnostic applications, including as a screening product to detect diabetes in the general population, or as a monitoring product to produce detailed quantitative measurements of blood glucose levels.

      Monitoring Markers of Bone Metabolism. This patented technology involves a method to measure the presence or absence of markers, typically cross-linked amino acids such as pyridinoline, from body fluids such as sweat. The presence of these markers can be considered useful to ascertain possible bone disease states or conditions.

Other Intellectual Property

      In addition to the technologies acquired from Saigene and our patented technologies, we have developed certain computer software and internal procedures and products intended to enhance the quality and effectiveness of our services. Although our intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our laboratory professionals are more important, and that, overall, these technological capabilities provide significant benefits to our clients.

Customers/ Marketing

      We provide specialty reference and central laboratory services to, among others, the pharmaceutical and biotechnology industries. We also act as a subcontractor for large central laboratories for our specialty reference laboratory services. In fiscal year 2003 and to date in fiscal 2004, our customers included companies ranging from the world’s largest pharmaceutical companies and biotechnology companies to small and start-up organizations. In fiscal 2003, one customer represented approximately 76% of our total revenues and our top five customers accounted for approximately 88% of our revenues. Over the past several years, our two largest customers for our laboratory services have been Pfizer, Inc. and Procter & Gamble Pharmaceuticals, Inc. Combined revenues from these two customers were approximately $400,000 (73% of our total revenues) for the quarter ended March 31, 2004, compared to a total of approximately $2.5 million (74% of our total revenues) for the nine months ended March 31, 2004.

      Our scientific expertise is an integral and interrelated part of our marketing and sales process. Our Chief Science Officer and our Chief Medical Officer are directly involved in sales and marketing and, as part of the sales process, often are involved with customers at the protocol design stage. Our extensive knowledge in test development and our close collaboration with diagnostic manufacturers frequently allow us to offer novel tests to our clinical research clients before such test are commercially available. Additionally, our affiliation with the Centers for Disease Control through our affiliate, Pacific Biometrics Research Foundation, which allows us to participate in the development of reference methods, creates further expertise that we can bring to bear on our clients’ testing needs. By marketing and selling our expertise, we believe we have a competitive advantage over our competitors.

Contractual Arrangements

      Our contracts with customers are, for the most part, either fixed price or fee-for-service with a cap. To a lesser extent, contracts are fee-for-service without a cap. In cases where the contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. In cases where our contracts are fee-for-service with a cap, the contracts contain an overall budget for the trial based on time and cost estimates. If our costs are lower than anticipated, the customer generally benefits from the savings. If our costs are higher than estimated, we bear the responsibility for the overrun unless the increased cost is a result of a change requested by the customer, such as an increase in the number of patients to be enrolled or the type or amount of data to be collected. Contracts may range from a few months to several years depending on the nature of the work performed. For most contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments upon the progress of the work completed or achievement of milestones over the study or trial duration. We recognize revenue in the period that we perform the related services.

      For two of our large customers, we have entered into a master contractor service agreement (one in February 2002 and the other in May 2003), under which we perform laboratory research services based on work orders submitted to us by the customer. There is no guaranteed minimum number of work orders or revenues to us under either agreement. Each work order is separately negotiated with the customer and is usually limited to a specific project with limited duration.

      Most of our contracts may be terminated at any time by the customer either immediately or upon notice. Our contracts typically entitle us to receive payment for fees earned by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

      Most of our contracts also provide for the customer to indemnify us for any third party damages and claims arising from our providing services under the contract. The typical exception to this indemnification is that no indemnification will be provided if the damage or claim results from our negligence or intentional misconduct.

Competition

      The specialty reference and central laboratory services industries have many participants ranging from small, limited-service providers to a limited number of full-service laboratories with global capabilities.

      For specialty reference laboratory services in our areas of expertise, we primarily compete against in-house departments of pharmaceutical companies, other full-service and limited service specialty and central laboratory services organizations and, to a lesser extent, universities. Many of these organizations have significantly greater resources than we do. Our significant competitors in specialty reference laboratory services include Esoterix Inc., ARUP Laboratories, Synarc, Inc., and the Mayo Clinic.

      In the central laboratory services area, we primarily compete against in-house departments of pharmaceutical companies, full-service and limited-service specialty and central laboratory services organizations and, to a lesser extent, universities. Many of these organizations have significantly greater resources than we do and many have international operations. Our significant competitors in central laboratory services include Covance Central Laboratory Services, Inc., PPD, Inc., Quintiles Transnational Corp., Parexel International Corporation, MDS Inc. and Quest Diagnostics Incorporated, among others.

      There is significant competition for customers on the basis of many factors for both specialty reference and central laboratory services, including

•	reputation for on-time quality performance,

•	expertise and experience in specific areas,

•	scope of service offerings,

•	strengths in various geographic markets,

•	price,

•	technological expertise and efficient drug development processes,

•	ability to acquire, process, analyze and report data in a time-saving and accurate manner,

•	ability to manage large-scale clinical trials both domestically and internationally,

•	expertise and experience in health economics and outcomes services, and

•	size.

      While size and global reach are more important competitive factors in central laboratory services business, we believe that technological expertise is more important for specialty reference laboratory services. Except as to size and international capacity where we know certain other competitors have an advantage, we believe we compete very favorably in a majority of these areas, particularly with respect to our technical expertise in our three specialty areas.

Government Regulation

      Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of our laboratory testing in support of clinical trials. The industry standards for conducting clinical laboratory testing are embodied in the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”). As a medical test site in the State of Washington, we have established quality assurance programs at our laboratory facilities which monitor ongoing compliance with CLIA. In addition, we are a CAP-certified test site. This certification provides external monitoring for CLIA compliance by the College of American Pathologists (“CAP”) on a yearly basis.

      The industry standards for conducting preclinical laboratory testing are embodied in the Good Laboratory Practice (“GLP”) regulations as defined by the FDA. It is management’s experience that the pharmaceutical industry generally does not require compliance with the GLP regulations, other than specific provisions for discrete tests. Although we do not perform testing related to preclinical research, we do comply with specific sections of the GLP regulations, at our discretion, when it is either important to our clients or is perceived by management as advantageous to our quality assurance program.

      Our clinical laboratory services are subject to industry standards for the conduct of clinical research and development studies that are embodied in the regulations for Good Clinical Practice (“GCP”). The FDA and other regulatory authorities require that test results submitted to such authorities be based on studies conducted in accordance with GCP. Noncompliance with GCP can result in the disqualification of data collection during the clinical trial.

      We are subject to licensing and regulation under federal, state and local laws relating to hazard communication and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as the safety and health of laboratory employees. Our laboratory is subject to applicable federal and state laws and regulations relating to the storage and disposal of all laboratory specimens including the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the Resource Conservation and Recovery Act. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

      In addition to its comprehensive regulation of safety in the workplace, the Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. Our employees receive initial and periodic training focusing on compliance with applicable hazardous materials regulations and health and safety guidelines.

      In the past few years, both the United States and foreign governments have become more concerned about the disclosure of confidential personal data. The European Union prohibits the disclosure of personal confidential information, including medical information, to any entity that does not comply with certain security safeguards. The U.S. Department of Health and Human Services recently promulgated final regulations under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) that will govern the disclosure of confidential medical information in the United States. We do not process IIHI (Individually Identifiable Health Information) during any phase of our business practices related to clinical testing. We therefore are currently exempt from HIPAA regulations.

      The regulations of the U.S. Department of Transportation, the U.S. Public Health Service and the U.S. Postal Service apply to the surface and air transportation of laboratory specimens. We also comply with the International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country.

Laurus Debt Investment

      Effective May 28, 2004, we entered into a financing arrangement with Laurus Master Fund, Ltd., a New York City based investment fund. The financing consisted of a $2.5 million secured convertible note with a term of three years. In connection with the financing, we also issued to Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 exercisable at any time prior to May 28, 2011.

      Under the terms of the note, we are obligated to make monthly payments of accrued and unpaid interest beginning on July 1, 2004. In addition, the note provides for monthly payments of principal in the amount of $83,333.33, plus accrued and unpaid interest, commencing December 1, 2004. The note bears interest at an initial rate equal to the prime rate plus two percent (2%). The interest rate on the note is subject to reduction on a month by month basis if specified conditions are met. In particular, if (a) we register the common stock underlying the note and warrant on a registration statement declared effective by the SEC, and (b) our common stock is trading at a 25% or greater premium to the note conversion price, then the interest rate will be adjusted downward by 2.0% for each incremental 25% increase over the note conversion price. Alternatively, if (x) we have not registered the common stock under an effective registration statement, but (y) our common stock is trading at a 25% or greater premium to the note conversion price, then the interest rate will be adjusted downward by 1.0% for each incremental 25% increase over the note conversion price.

      For any cash payments we make on the note, we are required to pay an amount equal to 102% of the principal amount due. In addition, we can prepay the note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

      Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of our common stock at an initial conversion price of $1.06 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, so long as

•	the average closing price of the common stock (for the five trading days immediately preceding the payment date) is greater than 115% of the note conversion price (e.g., $1.22 per share, based on the initial conversion price of $1.06),

•	such amount being converted does not exceed 25% of the aggregate dollar trading volume for such five-day period, and

•	the shares of common stock underlying the note are registered under an effective registration statement with the SEC.

      The note conversion price (initially $1.06 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution if we issue convertible or equity securities at a price per share less than the conversion price. However, the following issuances will not trigger the anti-dilution adjustments to the conversion price:

•	pursuant to options, warrants, or other rights to acquire our common stock that were outstanding as of May 28, 2004;

•	pursuant to securities that may be issued under any employee stock option and/or any stock plan adopted by us;

•	pursuant to stock options and/or stock granted under our stock option plan for our officers, directors, employees and advisors pursuant to arrangements, plans or contracts approved by our board of directors;

•	upon conversion of any of our preferred stock outstanding as of May 28, 2004; and

•	in connection with acquisition transactions approved by our board of directors provided, however, that the aggregate consideration for any individual acquisition may not exceed $2,500,000 without the prior written consent of Laurus.

      The terms of Laurus’ convertible note and warrant prohibit conversion of the note or exercise of the warrant to the extent that conversion of the note and exercise of the warrant would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. A holder may waive the 4.99% limitation upon 75 days’ prior written notice to us. Also, this limitation does not preclude the holder from converting or exercising the note or warrant and selling shares underlying the note or warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.

      As security for our obligations to Laurus, we and each of our subsidiaries granted to Laurus a blanket security interest in all of our respective assets, and we entered into a stock pledge with Laurus for the capital stock in our subsidiaries. If an event of default occurs under the note or the other investment agreements, 130% of the unpaid principal balance on the note, plus accrued interest, shall become immediately due and Laurus shall be entitled to payment of a default interest rate of 1.5% per month on all amounts due under the note. Events of default include the following:

•	a failure to pay interest and principal payments under the note within three days of when due;

•	a breach by us of any material covenant or term or condition of the note or in any of the investment agreements, if not cured within 30 days of such breach;

•	a breach by us of any material representation or warranty made in the note or in any of the investment agreements;

•	if we make an assignment for the benefit of our creditors, or a receiver or trustee is appointed for us, or any form of bankruptcy or insolvency proceeding is instituted by us, or any involuntary proceeding is instituted against us if not vacated within 60 days;

•	the filing of any money judgment or similar final process against us for more than $250,000, which remains unvacated, unbonded or unstayed for a period of 44 days;

•	if our common stock is suspended for 5 consecutive days or for 5 days during any 10 consecutive days from a principal market or pursuant to an SEC stop order; and

•	a failure by us to timely deliver shares of common stock when due upon conversions of the note.

      Upon an event of default, Laurus will be entitled to specified remedies, including remedies under the Uniform Commercial Code.

      With respect to the assets of our subsidiary, PBI Technology Inc., Laurus has agreed that those assets will be automatically released from Laurus’ security interest upon the occurrence of any of the following, provided that an event of default has not occurred:

•	our obtaining financing in excess of $1,000,000 to be secured by such PBI Technology assets;

•	our entering into a definitive strategic joint venture arrangement where the PBI Technology assets are contributed to the venture; or

•	our entering into one or more bona fide licensing agreements with unaffiliated third parties on commercially reasonable terms and providing for either (a) up front payments and royalties which based on such third party’s projected sales, would reasonably be expected to produce, in the aggregate, more than $1,000,000 in gross revenue, or (b) a grant of security interest in the licensed technology to the third party licensee.

      We have agreed to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. Under the registration rights agreement, we are obligated to (a) file a registration statement with the SEC on or before July 3, 2004, and (b) use our best efforts to have the registration statement declared effective not later than October 1, 2004. We will be required to maintain the effectiveness of the registration statement for up to three years from the closing date. If we fail to comply with our registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages. In particular, for each 30 days (or such pro rated number of days) that we are out of compliance with our registration obligations, we will be subject to a liquidated damage assessment of 2% of the outstanding principal amount of the note.

      Laurus has agreed, pursuant to the securities purchase agreement between Laurus and us that neither Laurus nor any of its affiliates and investment partners will (and will not cause any other person or entity to) engage in “short sales” of our common stock for as long as the convertible note is outstanding. “Short sales” are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller’s control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

      We also agreed with Laurus that, for a limited period of up to 30 days following the closing date, we could accept additional secured pari passu debt financing for up to an additional $1.0 million by an investor reasonably acceptable to us and Laurus. However, we were not successful in closing on additional funds within such time frame.

      In conjunction with the financing, we paid a closing fee equal to $87,500 to the manager of Laurus, $29,500 for Laurus’ legal and due diligence expenses and $1,500 to the escrow agent. In addition, we paid placement agent fees of $75,000 to our broker, Source Capital Group, Inc. For any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $100,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the Laurus note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

Saigene Investment Transaction

      On August 28, 2002, we purchased certain technology, intellectual property and equipment assets from Saigene Corporation pursuant to an asset purchase agreement (the “Saigene Asset Purchase Agreement”). The purchased technologies include certain DNA amplification and cell viability and related technologies and processes.

      In consideration for the purchased assets, we issued to Saigene a total of 6,541,430 shares of our common stock, and we issued an additional 458,570 shares of our common stock to certain of Saigene’s designees. In addition, we executed an option agreement with Saigene whereby we have the right, in our sole discretion, to purchase certain additional assets from Saigene in exchange for, at our election, either $5,147,118 in cash, the issuance of an additional 1,715,706 shares of our common stock, or a combination of cash and shares, and the assumption of additional liabilities associated with such transferred assets. We have not exercised the option agreement and it continues in full force and effect.

      Further, in connection with the Saigene Asset Purchase Agreement, the following additional actions were taken:

•	We entered into an amended and restated management agreement with Saigene, under which Saigene currently continues to operate and manage our laboratory in exchange for a monthly management fee of $20,000 (reduced from $90,000 to $70,000 effective July 1, 2003, further reduced from $70,000 to $40,000 effective February 1, 2004 and further reduced to $20,000 effective June 15, 2004). This management agreement may be terminated by us or Saigene upon 30 days prior written notice;

•	We agreed with Saigene to terminate a prior purchase agreement, dated June 22, 2000, for the proposed purchase by Saigene of our laboratory operations;

•	Holders of our Series A preferred stock consented to an amendment of the Certificate of Designation with respect to the rights and preferences of the Series A preferred stock, and agreed to convert all accrued dividends (approximately $910,000) on the Series A preferred stock into an aggregate of 150,000 shares of our common stock;

•	We entered into consulting arrangements with Paul Kanan and Terry Giles, who then were former founders and officers, and are now current directors (see “Executive Compensation — Employment/ Consulting Agreements” below);

•	Several of our current and former employees agreed to convert $933,472 of deferred compensation and notes payable into warrants and options to purchase an aggregate of 301,541 shares of our common stock; and

•	Each of Saigene, Paul Kanan, Terry Giles and certain other holders of our common stock agreed not to sell any of our securities until August 28, 2003, except at a price per share equal to or greater than $3.00, in a private transaction, in a transaction solely for estate planning, or, in the event we completed a private financing, at a per share price equal to or greater than the per share price set forth in such private financing.

Subsequently, in December 2002, we entered into an investment agreement with Saigene, reflecting a contribution by Saigene to us toward the development and commercialization of the technologies we acquired from Saigene. Under the terms of this investment agreement, Saigene:

•	executed in our favor a promissory note in the principal amount of $200,000 payable on or before September 30, 2003 (the principal amount and accrued interest on which was subsequently paid in full by Saigene on September 30, 2003 by tender of 72,072 shares common stock held by Saigene at an attributed value of $3.00 per share and $2.36 cash);

•	assumed a creditor obligation (that we had previously assumed pursuant to the Saigene Asset Purchase Agreement) in the aggregate amount of approximately $229,000;

•	assumed another creditor obligation in the aggregate amount of approximately $150,000; and

•	surrendered for cancellation 10,000 shares of our common stock held in Saigene’s name.

Employees

      At June 25, 2004, we had 29 full-time employees and 1 part-time employee, 22 of who were employed in laboratory operations, laboratory administration and client services (including our Chief Medical Officer and Chief Scientific Officer), 2 were employed in sales, marketing and business development capacities, and 6 were employed in administrative capacities. One of our employees holds an M.D. degree, three others hold Ph.D. degrees, and two others hold masters degrees or other postgraduate degrees. None of our employees are represented by labor unions. We believe that our relationships with our employees are good.

      In November and early December, 2003, we implemented certain cost reductions and deferrals which included generally all of our employees. In addition to headcount reductions, all of our senior management and certain other employees accepted salary deferrals ranging from 15% to 20%, and the majority of our other employees were subjected to the State of Washington’s “Shared Work Program.” Under the State of Washington’s Shared Work Program, full-time employees’ hours worked may be reduced by up to 50%, and the employees are eligible to apply for unemployment benefits for the reduction in hours worked. Effective mid-March, we began ramping up to work on a new clinical services contract that is expected to be completed by June 30, 2004 and we pulled out of the Shared Work Program most of our employees.

      As a further cost reduction, effective February 1, 2004, we changed the prior salary deferrals, which we had implemented with our senior management and certain other employees, into salary reductions, and we made one-time grants of stock options in connection with the reductions. Other than for three department managers who have been restored to full salary effective March 16, 2004, these salary reductions are continuing, with no further stock options granted in connection with the reductions. Effective March 1, 2004, the prior salaries deferred from December 2003 and January 2004 will be paid pro rata monthly through June 30, 2004.

      In addition, pursuant to the management agreement with Saigene, Saigene currently provides operational and management services for our laboratory, in exchange for a monthly management fee of $20,000 (which was reduced from $90,000 to $70,000 effective July 1, 2003, further reduced from $70,000 to $40,000 effective February 1, 2004, and further reduced to $20,000 effective June 15, 2004). The management agreement is terminable by us or Saigene upon 30 days prior written notice. Under this management arrangement, Saigene has made available to us the services of five contract employees.

Properties

      We lease approximately 15,000 square feet of office and laboratory space in Seattle, Washington for our executive offices and laboratory. This lease has a term of ten years, expiring on October 31, 2007, and carries an average annual rental of approximately $238,000. In addition, under the terms of the lease, we are required to place a $100,000 security deposit in an interest bearing account in our name, with interest earned accruing to us. This amount has been classified as restricted cash on the accompanying consolidated balance sheet and has a current balance of approximately $71,000 as modified by mutual agreement with the landlord.

      We believe the leased premises are suitable and adequate for their use. In the opinion of management, the leased premises are adequately covered by insurance.

      We do not own any real property. We do not have a policy pertaining to investments in real estate. Our current practice is to invest solely in short-term money market securities.

Legal Proceedings

      We are not a party to any material pending legal proceedings.

MANAGEMENT

      The following table sets forth the names and ages of our current directors, executive officers and certain other key personnel and the principal offices and positions with our company held by each person. Our board of directors currently consists of six directors. Our executive officers are elected annually by our board of directors and serve terms of one year or until their death, resignation or removal by the board of directors. There are no family relationships between any of the directors and executive officers.

Name	Age	Position

Ronald R. Helm	53	President, Chief Executive Officer, Chairman and Director
Michael P. Carrosino	43	Chief Financial Officer
Dr. Elizabeth Teng Leary	56	Chief Scientific Officer
Dr. Mario Ehlers	45	Chief Medical Officer
Allan G. Cochrane	51	Contract Manager
Michael L. Hartzmark	48	Director
Terry M. Giles	55	Director
Paul G. Kanan	58	Director
Richard W. Palfreyman	61	Director
Timothy A. Wudi	54	Director

Directors:

		Director
Name of Director	Position	Since

Ronald R. Helm	Ronald R. Helm has served as a Director, Chairman and Chief Executive Officer since August 28, 2002. From 1996 to August 28, 2002, Mr. Helm served as the Chairman and CEO of Saigene Corporation, was a co-founder of Saigene Corporation in 1996, and served on the board of directors of Saigene until January 2004. Mr. Helm was previously in a private law practice with the California law firm of Helm, Purcell & Wakeman. Mr. Helm was a Senior Vice-President and General Counsel for ComputerLand Corporation and also served as the Managing Director of ComputerLand Europe. Prior to that, Mr. Helm was the Associate Dean for Development and a Professor of Law at Pepperdine University School of Law. He received his B.S.Ed from Abilene Christian University and his J.D. from Pepperdine University School of Law.	2002
Michael L. Hartzmark	Michael L. Hartzmark, Ph.D. has served as a Director since August 28, 2002. Since April 2004, Dr. Hartzmark has served as the President of Chicago Partners LLC, a private company providing consulting and forensic service in economics, finance accounting and technology. Previously, from 1993 to April 2004, Dr. Hartzmark was the Chairman and CEO of Cragar Industries, Inc., until its acquisition by Global Entertainment Corporation. Dr. Hartzmark also provides advisory services to individuals and companies and currently serves on the Financial Advisory Board of Shaker Investments, Inc. and on the Board of Directors of Global Entertainment Corporation. Dr. Hartzmark earned his MA and Ph.D. degrees in economics at the University of Chicago. He holds a BA in economics from the University of Michigan.	2002

		Director
Name of Director	Position	Since

Paul G. Kanan	Paul G. Kanan has served as a Director since July 1996, and as President and Chief Executive Officer from October 1996 through August 2002. Mr. Kanan served as President and Chief Executive Officer of our wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation, from October 1996 through August 2002, and as President and a director of BioQuant from October 1993 through August 2002. Since May 2001, Mr. Kanan has served as Vice President of Operations and Chief Financial Officer of Agensys, Inc., a biotechnology firm in California. Mr. Kanan is also an officer and director of CEO Advisors, a health care consulting firm that he co-founded in 1992. Mr. Kanan received his B.S.E. degree from the University of Michigan and an M.B.A. degree from Harvard University Graduate School of Business.	1996
Terry M. Giles	Terry M. Giles was elected to the Board of Directors in September 2003. Mr. Giles previously served on our Board of Directors from 1995 to 2001. Mr. Giles currently is in private law practice in California, and is also an adjunct professor with the Pepperdine University School of Law. Mr. Giles currently also serves as Chairman of Giles Enterprises, a private holding company for various business enterprises, as Chairman of the Board of Landmark Education Corporation, a private company providing seminars on personal growth and responsibility, as Chairman of Mission Control Productivity, Inc., a private company, and as the owner of GWE, LLC, a private company specializing in lender financing. Mr. Giles serves on the Pepperdine University Board of Regents and is a member of the Board of Visitors for the Pepperdine University School of Law. Mr. Giles also serves on the board of directors of The Terry M. Giles Foundation, a charitable foundation. Mr. Giles received his B.A. from California State University at Fullerton and his J.D. degree from Pepperdine University School of Law.	2003
Richard W. Palfreyman	Richard W. Palfreyman became a Director effective on August 28, 2002. Mr. Palfreyman is currently the President, CEO and Director of the Relax the Back Acquisitions Corporation, serving since November 2001. Mr. Palfreyman’s prior business positions include serving as President and Chief Executive Officer of BackSaver Acquisitions Corporation from November 2001 to October 2002, as Chief Operating Officer and Chief Financial Officer of Spafinder, Inc. from October 2000 to August 2001, as Chief Operating Officer of Spectra Entertainment Corporation from October 1996 to June 2000. He has also served as President and Chief Executive Officer of the Photo & Sound Corporation and as the Chief Financial Officer of ComputerLand Corporation. Mr. Palfreyman holds a B.S. degree in Economics and an M.B.A. from the University of Utah.	2002

		Director
Name of Director	Position	Since

Timothy A. Wudi	Timothy A. Wudi became a Director effective on August 28, 2002. From January to May 2003, Mr. Wudi served as Chief Executive Officer of AttachSTOR, a private company in Phoenix, Arizona. From February 2002 to December 2002, Mr. Wudi served as the acting President and Chief Operating Officer of Sound Advantage, LLC, a software development company specializing in speech recognition telecommunications applications. Since June 2001, Mr. Wudi has also served as the Chairman of the Board of Directors and the Chief Executive Officer of Wolf Creek Capital Corporation, a privately held investment company in Redmond, Washington. From April 2001 to December 2001, Mr. Wudi served as a consultant to the Chief Executive Officer of Captaris, Inc. (formerly AVT Corporation, NASDAQ: CAPA), a unified communications, fax and fax services and mobile delivery integrator. From July 1991 to April 2001, Mr. Wudi held various positions within the CTI Software Group of Captaris, Inc., the most recent position being President. Mr. Wudi is licensed as a certified public accountant in Michigan. He received his B.S. degree in business administration from Central Michigan University.	2002

Executive Officers, Key Employees and Consultants:

      In addition to Mr. Helm, following is biographical information for our other executive officers and certain key contract employees. Mr. Helm’s biographical information is set forth above under “Directors.”

Michael P. Carrosino	Michael P. Carrosino has served as our Chief Financial Officer since June 2003. Prior, Mr. Carrosino was Vice President of Finance for Inologic, Inc., a development stage biotechnology company from May 2002 to June 2003. From December 2000 to May 2002, Mr. Carrosino performed financial consulting services for various companies, and was a co-founder of Vrtise, Inc., a media management start-up, in July 2001. From April 2000 to December 2000, he was Vice President of Finance for Classmates.com, an online directory. From October 1999 to April 2000 he was Chief Financial Officer of VacationSpot.com, an online travel website, which he assisted in selling to Expedia.com. From January 1999 to September 1999 he was Vice President of Finance for Advanced Research Systems, a medical records software developer. From February 1998 to December 1998 he was an associate of Deloitte & Touche’s Re:Sources group, acting as Chief Financial Officer for America Online’s Sprynet division during its purchase and subsequent resale. Mr. Carrosino’s prior experience includes tenures with Cell Therapeutics, Inc. from 1993 to 1997, Esterline Technologies from 1988 to 1993 and Arthur Andersen from 1981 to 1987. He received a B.A. degree in Humanities in 1980 and a B.A. degree in Business Administration — Accounting in 1981 from Seattle University.

Elizabeth Teng Leary, Ph.D, DABCC	Dr. Elizabeth Leary has served as our Chief Scientific Officer since 2000, prior to which Dr. Leary was our Vice President of Laboratory Services from 1998. Dr. Leary co-founded Pacific Biometrics Inc., a Washington corporation (PBI-WA), in 1989 and from 1989 to 1998, she was Vice President and Director of the Laboratory Division of PBI-WA. In l989, Dr. Leary also co-founded the Pacific Biometrics Research Foundation (PBRF), a non-profit corporation affiliated with us, and currently serves as the director of the CDC Cholesterol Reference Network Laboratory at PBRF (one of eleven such reference laboratories in the world). Prior to joining Pacific Biometrics, Dr. Leary served as a director of clinical chemistry and industry consultant for 13 years. She is a diplomate of the American Board of Clinical Chemistry. She is past chair of the Pacific Northwest chapter of American Association for Clinical Chemistry (AACC) and the Lipids and Vascular Disease Division of AACC, and past president of the North America Chinese Clinical Chemist Association. She has published over 80 articles in peer-reviewed journals and books and is a recipient of several grants and awards. Dr. Leary received her B.A. from the University of California at Berkeley and her Ph.D. in Biochemistry from Purdue University. She is a graduate of the post-doctoral training program in clinical chemistry at the University of Washington Department of Medicine.
Mario R. Ehlers, M.D., Ph.D.	Dr. Mario Ehlers has served as our Chief Medical Officer since September 2002. From June 1998 to September 2002, Dr. Ehlers was the Vice President and Chief Medical Officer of Restoragen, Inc., a privately-held biotechnology company. Subsequently, in December 2002, Restoragen, Inc. filed for chapter 11 reorganization and bankruptcy protection. Prior to 1998, Dr. Ehlers has 11 years of experience in academic research. He was formerly chairman of an academic department at the University of Cape Town Medical School in South Africa and an instructor in biochemistry at Harvard Medical School. He is author to over 40 publications, two patents and two additional patent applications, with an international reputation in research on ACE and related proteases and in mycobacterial infectious diseases. Dr. Ehlers received both his MBChB (M.D. equivalent) and Ph.D. degrees from the University of Cape Town in South Africa.
Allan G. Cochrane	Allan Cochrane is a consultant to us, serving since August 1999 as a contract manager pursuant to the management agreement between us and Saigene. As contract manager, Mr. Cochrane is responsible for overseeing laboratory operations, including strategic planning, business development and other functions. Mr. Cochrane is also currently the President, Chief Operating Officer, Chief Financial Officer and a director of Saigene Corporation, positions he has held since April 1996. Mr. Cochrane also served as President and Chief Operating Officer for Epoch Pharmaceuticals from 1993 to 1996, and in various capacities with Difco Laboratories from 1975 to 1993. Mr. Cochrane received his B.S. in Biology, with minors in Chemistry and Psychology, from Roberts Wesleyan College.

Meetings and Committees of the Board of Directors

      Our Board of Directors, which held eight meetings during the fiscal year ended June 30, 2003, has an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating committee; the functions customarily attributable to the nominating committee are performed by the Board of Directors as a whole. Michael Hartzmark (Chairman of the Audit Committee), Richard Palfreyman and Timothy Wudi (Chairman of the Compensation Committee) have served as members of each of the Audit Committee and the Compensation Committee since September 27, 2002. Prior to September 27, 2002, Paul Kanan and Terry Giles served as members of the Audit Committee and Compensation Committee.

      The Audit Committee assists the Board in fulfilling its responsibilities to provide oversight with respect to our financial statements and reports, our independent auditors, the system of internal controls and the audit process. Its primary duties include reviewing the results and scope of the audit and other services provided by our independent auditors, and reviewing and evaluating our internal control functions. The Committee also has authority for selecting and engaging our independent auditors and approving their fees. The Board has adopted a written charter for the Audit Committee. Each of the Directors on the Audit Committee is considered an “Independent Director” as defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. During the 2003 fiscal year, the Audit Committee met six times.

      The Compensation Committee makes recommendations to the Board of Directors concerning compensation, including stock option grants, for our executive officers. The Compensation Committee met six times during fiscal 2003.

      During the 2003 fiscal year, all of the directors attended 100% of the total number of meetings of the Board of Directors and committees on which they served.

Audit Committee Report

      The Audit Committee serves as the representative of the Board for general oversight of our financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. Management has primary responsibility for preparing our financial statements, our internal controls and our financial reporting process. Our independent public accountants, Grant Thornton LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with U.S. generally accepted auditing standards and to issue its report.

      In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

      The Company’s independent accountants also provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm’s independence.

      Based upon the Audit Committee’s discussion with management and the independent accountants, and upon the Audit Committee’s review of the representations of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Michael L. Hartzmark
Richard W. Palfreyman
Timothy A. Wudi

      THE FOREGOING AUDIT COMMITTEE REPORT SHALL NOT BE DEEMED TO BE “SOLICITING MATERIAL” OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY PAST OR FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

Compensation of Directors

      Our policy is not to pay compensation to directors who are also employees for their services as directors.

      In January 2004, the Compensation Committee recommended and our Board of Directors ratified a compensation program for our outside directors (the “Director Compensation Program”) covering the period subsequent to September 30, 2003. Pursuant to the Director Compensation Program, each outside director receives an annual retainer of $10,000, with an additional retainer of $10,000 for the Chair of the audit committee and $5,000 for the Chair of the compensation committee. In addition, outside directors are reimbursed their expenses associated with attending Board meetings, and receive a fee for participation in meetings as follows:

	In-Person	Telephonic

Board	$1,500	$750
Audit Committee	1,500	750
Compensation Committee	1,000	500

      Accordingly, under the Director Compensation Program, we are accruing estimated Board fees of $22,125 per quarter. As of March 31, 2004, we had accrued Board fees of $44,250 for the period subsequent to September 30, 200, of which we paid $22,125 in cash through March 31, 2004, and we paid $22,125 in April 2004.

      Each outside director also receives common stock option grants consisting of 6,000 shares upon initial election to the Board, 1,000 shares upon re-election to the Board, and 1,000 shares for each fiscal quarter of service. As of November 12, 2003, for past due option awards due through September 30, 2003, the Board of Directors granted to each of our three outside directors stock options for 10,000 shares of common stock at an exercise price of $0.8075 per share and stock options for 2,000 shares at $1.75 per share. In addition, for the quarterly option grants, on each of December 24, 2003, March 25, 2004 and June 25, 2004, the Board granted to each of our three outside directors a stock option covering 1,000 shares of common stock at an exercise price per share of $0.90, $0.90 and $1.01, respectively, which was the closing sale price of our common stock on the OTC Bulletin Board on each such date.

      In addition, as of September 30, 2003, we had accrued $123,500 in past due cash compensation payable to the outside directors for prior periods. For the past due amounts owed the directors through September 30, 2003, the Board extended the outside directors the right to elect to receive payment of their past due compensation in cash, restricted common stock, stock options, or by promissory note. As of November 12, 2003, of the total $123,500 owed, $24,840 was elected to be paid in the form of options for 30,761 shares of common stock at $0.8075 per share, with the $98,660 balance to be paid in cash. As of March 31, 2004, we had made total cash payments of $35,000 to the outside directors for their service prior to September 30, 2003, leaving a $63,660 cash balance owing.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of the common stock, to file reports of ownership and change in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all forms they file pursuant to Section 16(a).

      Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, we believe that, during the 2003 fiscal year, all such filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with, except as follows:

•	Saigene Corporation, a greater than 10% stockholder, filed a late Form 4 in August 2003, to report five transactions that occurred during fiscal 2003 in connection with stock transfers for an aggregate of 1,669,001 shares of common stock in consideration for the transferees’ cancellation of outstanding Saigene equity and debt, and 10,000 shares of common stock surrendered to us in December 2002 pursuant to the terms of an investment agreement;

•	Paul Kanan, one of our directors, filed a Form 5 in August 2003, to report one late Form 4 transaction of his exercise of stock options for 8,333 shares of common stock in September 2002;

•	Michael Hartzmark, one of our directors, filed a Form 5 in July 2003, to report one late Form 4 transaction of a stock transfer to him from Saigene of 91,176 shares of common stock in February 2003 in consideration for Mr. Hartzmark’s cancellation of outstanding Saigene debt;

•	Michael Carrosino, our Chief Financial Officer, filed a late Form 3 in September 2003, following his appointment as an executive officer in June 2003.

EXECUTIVE COMPENSATION

      The following table shows for each of the three fiscal years ended June 30, 2003, 2002 and 2001, respectively, certain compensation awarded or paid to, or earned by, the following persons (collectively, the “Named Executive Officers”):

•	Ronald R. Helm, our current Chief Executive Officer; and

•	Paul G. Kanan, our former Chief Executive Officer during fiscal 2003; and

•	other executive officers whose salary and bonus during fiscal 2003 exceeded $100,000.

      Other than the Named Executive Officers, no executive officer who was serving in such capacity at the end of fiscal 2003, earned more than $100,000 in salary and bonus for the 2003 fiscal year:

Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation

					Securities
					Under
Name and	Fiscal			Other Annual	Options	All Other
Principal Position	Year	Salary	Bonus	Compensation	Granted(1)	Compensation

		($)	($)	($)	(#)	$
Ronald R. Helm(1)	2003	$138,252	—	$61,867 (1)	—	$6,446	(1)
Chief Executive Officer	2002	—	—	—	—	—
and Chairman	2001	—	—	—	—	—
Paul G. Kanan(2)	2003	18,000	—	30,000 (2)	153,245 (2)	397	(2)
Former President and	2002	66,000	—	—	—	1,443
Chief Executive Officer	2001	54,000	—	88,000	—	1,321
Elizabeth T. Leary(3)	2003	97,690	113,371	—	21,922 (3)	—
Chief Scientific Officer	2002	68,200	76,647	—	—	—
	2001	89,613	—	—	—	2,091
Mario R. Ehlers(4)	2003	166,134	—	—	—	27,434	(4)
Chief Medical Officer	2002	—	—	—	—	—
	2001	—	—	—	—	—

(1)	Mr. Helm became a Director, Chairman and Chief Executive Officer effective on August 28, 2002, in connection with the closing of the transactions set forth in the Asset Purchase Agreement with Saigene. Other Annual Compensation consists of amounts paid to Saigene as reimbursement for Mr. Helm’s salary for the period beginning September 2002 through January 2003, during which time Mr. Helm was our employee but was being paid by Saigene pursuant to the management agreement. All Other Compensation consists of life insurance premiums paid by us in fiscal 2003 in the amount of $1,463, and medical insurance premiums in the amount of $4,983.

(2)	Mr. Kanan resigned as an executive officer (but not as a director) effective August 28, 2002. For fiscal 2003, Other Annual Compensation represents amounts received under a consulting contract of $3,000 per month, beginning September 1, 2002. On August 28, 2002, we granted Mr. Kanan stock options for 153,245 shares of common stock in full satisfaction of deferred compensation and notes payable owing to Mr. Kanan in the amount of $459,736, of which deferred compensation for $88,000 is reported above for fiscal 2001 as Other Annual Compensation. All Other Compensation consists of life insurance premiums paid by us in fiscal 2003 in the amount of $397.

(3)	The amounts in the Bonus column consist of sales commissions. On August 28, 2002, we granted Dr. Leary stock options for 21,922 shares of common stock in full satisfaction of deferred compensation owing to Dr. Leary in the amount of $65,765 for prior fiscal years.

(4)	Dr. Ehlers became Chief Medical Officer on September 30, 2002. The amounts listed under All Other Compensation consist of moving and relocation expenses of $18,137, life insurance premiums paid by us in fiscal 2003 in the amount of $1,190, and medical insurance premiums in the amount of $8,107.

Stock Option Grants During Fiscal 2003

      The following table shows information regarding stock options granted to the Named Executive Officers during the 2003 fiscal year:

Percentage of
Total
	No. of Shares	Options	Exercise
	Underlying	Granted to	Price Per	Expiration
Name	Options Granted	Employees	Share	Date

Ronald R. Helm	—	—	—	—
Paul G. Kanan(1)	153,245	83.3%	$0.51	8/27/2012
Mario R. Ehlers	—	—	—	—
Elizabeth T. Leary(1)	21,922	11.9%	$0.51	8/27/2012

(1)	On August 28, 2002, we granted Mr. Kanan and Dr. Leary stock options in full satisfaction of all deferred compensation owed to them by us. The stock options are fully exercisable at any time by payment of the exercise price in cash, by surrender of unrestricted securities or by “cashless exercise.” We did not make any stock option grants to its employees other than stock options issued in connection with deferred compensation arrangements.

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table presents information about options held by the Named Executive Officers and the value of those options as of June 30, 2003.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options at		Options at
	Shares		September 30, 2003		September 30, 2003
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

	(#)	($)	(#)	(#)	($)	($)
Ronald R. Helm	—	—	—	—	—	—
Paul G. Kanan	68,861	$29,795	153,245	—	$228,336	—
Mario R. Ehlers	—	—	—	—	—	—
Elizabeth T. Leary	—	—	31,922	—	$52,063	—

Employment/ Consulting Agreements

      In April 2001, we entered into an employment agreement with Dr. Elizabeth Leary, pursuant to which she serves as the Chief Scientific Officer. The agreement is terminable by Dr. Leary upon 30 days notice and we may also terminate the agreement immediately, if for cause, or upon 30 days notice, if without cause. Pursuant to the agreement, Dr. Leary receives an annual base salary of $60,000, plus payments at an hourly rate of $60 for each hour worked in excess of 88 hours per month. In addition, Dr. Leary is entitled to sales commissions based on net sales by us from new customers (3% commission) and for new business from existing customers (2%

commission), as well as a 2% rate on grants and subgrants received by us. Dr. Leary has agreed not to compete with us for as long as she is employed by us, and has agreed to non-solicitation of our employees, customers, suppliers and consultants for up to one year after her employment terminates.

      In connection with the transactions contemplated by the Asset Purchase Agreement with Saigene, on August 28, 2002, we entered into a consulting agreement with Paul G. Kanan, a director and former officer. Pursuant to the consulting agreement, we agreed to engage Mr. Kanan as a consultant for a period of 12 months beginning September 1, 2002, and to pay Mr. Kanan $3,000 per month. The consulting arrangement may be extended on a month-to-month basis for up to 12 additional months until such time as the shares of common stock held by Mr. Kanan have been registered for resale pursuant to an effective registration statement filed with the SEC. In addition, should Mr. Kanan meet certain performance targets (to be negotiated), the consulting arrangement may be extended for a second additional 12 month period. Through May 31, 2004, we have accrued $24,000 in deferred payments owing to Mr. Kanan under this consulting agreement.

      Also in connection with the Asset Purchase Agreement, on August 28, 2002, we entered into a consulting agreement with Terry M. Giles, a then-former director and greater than 5% stockholder. As described above, in September 2003, Mr. Giles was elected to our Board of Directors. Pursuant to the consulting agreement, we agreed to engage Mr. Giles as a consultant and to pay Mr. Giles compensation of $10,000 per month until the conversion of Mr. Giles shares of Series A preferred stock into common stock, and until such shares are either (a) registered pursuant to an effective registration statement, or (b) deemed tradable pursuant to Rule 144. Pursuant to the consulting agreement, we accrued the first year’s payments (totaling $120,000) and such payments will be amortized and paid over the following four years (i.e., an additional $2,500 per month over 48 months beginning September 2003), with any accrued amounts due being payable upon termination of the consulting agreement, if terminated earlier than 60 months. Through May 31, 2004, we have accrued approximately $43,000 in deferred payments owing to Mr. Giles under this consulting agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On June 27, 2002, we and our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation (“PBI-WA”), entered into an Asset Purchase Agreement, as amended August 28, 2002 (the “Asset Purchase Agreement”), with Saigene, providing for the purchase by PBI-WA of certain technology, intellectual property and equipment assets in connection with certain DNA amplification and cell viability and related technologies and processes. On August 28, 2002, pursuant to the Asset Purchase Agreement, as consideration for the purchased assets, we issued to Saigene 6,541,430 shares of common stock, and an additional 458,570 shares of common stock to certain of Saigene’s designees. In addition, as part consideration for the purchased assets, on August 28, 2002, PBI-WA issued to Saigene a promissory note in aggregate principal amount of $223,697. We are a guarantor on the note. The note bears interest at a rate of 8% per annum and is payable in equal monthly payments of principal and interest of $10,000. All principal amounts under the note accelerate and become payable upon the closing of an equity financing by us raising at least $6 million.

      Also in connection with the Asset Purchase Agreement, on August 28, 2002, we entered into a consulting agreement with each of Paul Kanan and Terry Giles, two of our current directors.

      On August 28, 2002, in connection with the asset purchase transaction, we and Saigene entered into an amended and restated Management Agreement, providing for management services by Saigene for the day-to-day operations of our clinical laboratory. The original management agreement had been entered into in September 1999. Under the terms of the amended and restated Management Agreement, we were obligated to pay a monthly fee of $90,000 to Saigene in consideration for its services. The Management Agreement may be terminated by either us or Saigene upon 30 days prior written notice. Subsequently, the parties amended the Management Agreement to reduce the management fee to $70,000 per month effective July 1, 2003, further reduced to $40,000 per month effective February 1, 2004, and further reduced to $20,000 effective June 15, 2004.

      Also, on August 28, 2002, in connection with the Asset Purchase Agreement, PBI-WA and Saigene executed an Option Agreement, whereby PBI-WA may purchase certain additional assets of Saigene in exchange for, at PBI-WA’s and our election, either $5,147,118 in cash or the issuance by us of an additional 1,715,706 shares of common stock and the assumption of additional liabilities associated with such transferred assets. As of the date hereof, the Option Agreement continues in full force and effect and has not been exercised by us.

      On December 19, 2002, we, PBI-WA and Saigene executed an Investment Agreement, whereby Saigene agreed to an additional investment in our company, consisting of (i) a promissory note in the amount of $200,000 due and payable to us on September 30, 2003 in either cash or surrender of shares of common stock, (ii) the assumption by Saigene of certain debt obligations that had been assumed by us in connection with the Asset Purchase Agreement in the aggregate amount of approximately $370,000, and (iii) the surrender of 10,000 shares of common stock held by Saigene. Subsequently on September 30, 2003, pursuant to the terms of the $200,000 promissory note payable to us, Saigene notified us of its election to surrender shares of common stock as payment on the note, at a deemed value of $3.00 per share. As a result, Saigene surrendered an aggregate of 72,072 shares of common stock and paid $2.36 in cash as payment in full of the principal and accrued interest on the note.

      In August 2002, we converted an aggregate of $933,472 of deferred compensation and notes payable to related parties and current or former senior executives into warrants and options to purchase an aggregate of 301,541 shares of common stock. Included within these amounts were (a) $459,736 in deferred compensation and notes payable owing to Paul Kanan, a current director, exchanged for stock options for 153,245 shares of common stock, and (b) $65,765 in deferred compensation owing to Dr. Elizabeth Leary, our Chief Scientific Officer, converted into stock options for 21,922 shares of common stock.

      During the quarter ended September 30, 2003, we also received 72,072 shares of our common stock as payment on a $200,000 note receivable and accrued interest from Saigene, and accrued approximately $2,000 in dividends on our Series B preferred stock. We also reversed approximately $1,000 previously recorded to our common stock and prepaid financing expense accounts, reflecting the return and cancellation of 83,333 shares of our common stock that had been held in escrow under an agreement with our prior landlord. Under the terms of the escrow agreement, 583,333 shares of our common stock remain in escrow.

      All ongoing and any future related-party transactions have been and will be made or entered into on terms that are no less favorable to us than those that may be obtained from an unaffiliated third party. In addition, any future related-party transactions, including any foregiveness of loans, must be approved by a majority of the disinterested members of our board of directors.

PRINCIPAL STOCKHOLDERS

      We currently have two outstanding classes of voting securities — common stock and Series A preferred stock (collectively, the “Voting Securities”). The following table sets forth as of June 25, 2004, certain information regarding the beneficial ownership of each class of our outstanding Voting Securities by: (i) each person who, to our knowledge, beneficially owns more than 5% of the respective class of Voting Securities; (ii) each of the Named Executive Officers identified in the Executive Compensation table above; (iii) each of our directors; and (iv) all of our directors and executive officers as a group. As of such date, there were issued and outstanding 13,130,892 shares of common stock and 1,550,000 shares of Series A preferred stock.

	Beneficial Ownership of Voting Securities(2)

	Common Stock			Series A Preferred Stock

Name and Address(1)	No. of Shares		Percent	No. of Shares	Percent

Officers and Directors:
Terry M. Giles c/o Giles Enterprises 3438-21 E. Collins Avenue Orange, CA 92867	547,581	(3)	4.1%	950,000	61.3%
Ronald R. Helm	320,382	(4)	2.4	—	—
Michael L. Hartzmark	232,862	(5)	1.8	—	—
Paul G. Kanan	242,590	(6)	1.8	—	—
Dr. Elizabeth Leary, Ph.D.	119,424	(7)	**	—	—
Richard W. Palfreyman	45,761	(8)	**	—	—
Mario Ehlers, M.D., Ph.D.	42,917	(9)	**	—	—
Timothy A. Wudi	15,000	(10)	**	—	—
All current directors and executive officers as a group (nine persons)	1,607,935	(11)	11.5	950,000	61.3
5% Owners:
Saigene Corporation 220 W Harrison Street Seattle, WA 98119	4,690,276	(12)	35.7	—	—
Unamore Assets, Inc. c/o Courvoisier & Associe’s S.A. 25 Blvd. Helvetique 1207 Geneva, Switzerland	187,545	(13)	1.4	425,000	27.4
Banque Edouard Constant-Geneva c/o Kierner & Cie-Pascal Kiener 8, av. de Frontenex 1207 Geneva, Switzerland	75,268	(14)	**	175,000	11.3

**	Less than one percent

(1)	Except as otherwise noted, the address of each of these stockholders is c/o Pacific Biometrics, Inc., 220 West Harrison Street, Seattle, WA 98119.

(2)	This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, each of the stockholders named in this table has sole voting and investment power with respect to the Voting Securities shown as beneficially owned.

(3)	Includes 316,666 shares of common stock issuable upon conversion of the 950,000 shares of Series A preferred stock held by Mr. Giles (at a conversion rate of one share of common stock for every three shares of Series A preferred stock).

(4)	Includes 117,382 shares of common stock subject to outstanding stock options held by Mr. Helm that are exercisable within 60 days of June 25, 2004 (“Vested Options”).

(5)	Includes 15,000 shares of common stock subject to Vested Options held by Mr. Hartzmark.

(6)	Includes 89,345 shares of common stock held by the Kanan Living Trust dated May 15, 1990, of which Mr. Kanan is a co-trustee with his wife, and 821 shares held in Mr. Kanan’s account in our 401(k) Plan. Also includes 153,245 shares of common stock subject to Vested Options held by Mr. Kanan.

(7)	Includes 1,475 shares held in Dr. Leary’s account in our 401(k) Plan, over which she has voting control but no investment power. Also includes 74,551 shares of common stock subject to Vested Options held by Dr. Leary.

(8)	Consists of 45,761 shares of common stock subject to Vested Options held by Mr. Palfreyman.

(9)	Consists of 42,917 shares of common stock subject to Vested Options held by Dr. Ehlers.

(10)	Includes 15,000 shares of common stock subject to Vested Options held by Mr. Wudi.

(11)	Consists of Ronald Helm, Michael Hartzmark, Paul Kanan, Terry Giles, Richard Palfreyman, Timothy Wudi, Dr. Elizabeth Leary, Dr. Mario Ehlers and Michael Carrosino. Includes an aggregate of 505,274 shares of common stock subject to Vested Options held by such persons, and 316,666 shares of common stock issuable upon conversion of 950,000 shares of Series A preferred stock held by such persons.

(12)	Includes an aggregate of 1,487,275 shares of common stock held of record by third parties, but over which Saigene has voting power pursuant to irrevocable proxies granted by such third parties. Also includes 333,333 shares that are subject to the terms of an escrow account, which was established pursuant to the Asset Purchase Agreement and expires on August 28, 2004, and that may be used to satisfy potential claims made against us from creditors of Saigene. Does not include up to 1,715,706 shares of common stock that may be issued upon exercise by us of an option to purchase additional assets of Saigene. See “Certain Relationships and Related Transactions” below.

(13)	Includes 141,666 shares of common stock issuable upon conversion of the 425,000 shares of Series A preferred stock held by the stockholder (at a 1:3 conversion rate).

(14)	Includes 58,333 shares of common stock issuable upon conversion of the 175,000 shares of Series A preferred stock held by the stockholder (at a 1:3 conversion rate).

DESCRIPTION OF SECURITIES

Common Stock

      We are authorized to issue 30,000,000 shares of common stock, par value $.01 per share. As of June 25, 2004, there were 13,130,892 shares of common stock issued and outstanding, held by approximately 273 holders of record. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

      On January 10, 2003, our board of directors approved a 1:3 (one for three) reverse stock split on our common stock. The reverse split was subsequently approved by our stockholders and became effective on March 14, 2003. All shares and per share calculations set forth in this prospectus reflect the 1:3 reverse stock split.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

Preferred Stock

      Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. Our board of directors generally has the authority to establish the designations, rights and preferences of the preferred stock. Accordingly, the Board of Directors is empowered, without general stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock.

      We currently have two designated classes of preferred stock — Series A convertible preferred stock and Series B convertible preferred stock.

Series A Preferred Stock

      As of June 14, 2004, there were 1,550,000 shares designated as Series A preferred stock, all of which shares were issued and outstanding. Each share of Series A preferred stock is entitled to a liquidation preference of $2.00 per share. Each share of Series A preferred stock is convertible at the option of the holder at any time, into one-third of a share of common stock, and is convertible at our option into one-third of a share of common stock when the closing price of our common stock is at least $8.00 or more for thirty consecutive trading days. In August 2002, the holders of Series A preferred stock approved an amendment to the Certificate of Designation to modify certain mandatory conversion rights, eliminate dividend rights and eliminate the right of the holders of the Series A preferred stock to designate a director to our board of directors. As such, in August 2002, all accrued and unpaid dividends on the Series A preferred stock at that time (approximately $910,000) were converted into 150,000 shares of our common stock, and the Series A preferred stock no longer accrues mandatory dividends. For the year ended June 30, 2003, we did not declare dividends payable on the Series A preferred stock and we do not intend to declare dividends for the 2004 fiscal year.

      Unless otherwise required by law, holders of Series A preferred stock do not have a general right to vote on any matter submitted for stockholder approval. However, holders of Series A preferred stock have separate class voting rights with respect to the following limited matters:

•	any amendment to our certificate of incorporation or bylaws that would change the rights or preferences of the Series A preferred stock;

•	any authorization or issuance by our board of directors us of any equity security having a preference or priority as to dividends or assets superior to or on parity with the Series A preferred stock; or

•	any reclassification of the common stock into shares having a preference or priority as to dividends or assets superior to or on parity with the Series A preferred stock.

Series B Preferred Stock

      As of June 25, 2004, there were 1,666,667 shares designated as Series B preferred stock, none of which were issued and outstanding. Previously, there were 36,666.66 shares of Series B preferred stock issued and outstanding held by three holders. In May 2004, we offered to our three holders of Series B preferred stock the opportunity to voluntarily convert all of their shares of Series B preferred stock, and all accrued and unpaid dividends thereon through May 31, 2004 (approximately $3,295), into shares of common stock. The conversion ratio was 3 shares of common stock for one share of Series B preferred stock, plus 1 share of common stock for each $1 in accrued and unpaid dividends. In June 2004, all three preferred holders accepted our conversion offer and canceled their shares of Series B preferred stock and accrued and unpaid dividends, and we issued a total of 104,294 shares of common stock upon such conversion.

      Our Series B preferred stock previously accrued dividends at a rate of 8% per annum, compounded quarterly. For the nine months ended March 31, 2004, we paid dividends on the Series B preferred stock of approximately $4,000, and there were accrued and unpaid dividends of approximately $2,000 as of March 31, 2004.

      We intend to file an amendment to our Certificate of Incorporation to eliminate this designated class of preferred stock, and all such 1,666,667 shares will be returned to authorized but undesignated shares of preferred stock.

      The foregoing summaries of the material terms of our common stock and our preferred stock do not purport to be complete or to contain all the information that may be important to you and are qualified in their entirety by reference to our certificate of incorporation, as amended, and bylaws, as amended.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

      Certain provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Issuance of Preferred Stock

      As noted above, our Board of Directors, without general stockholder approval (other than any required approval of holders of preferred stock), has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

No Cumulative Voting in the Election of Directors

      Our stockholders are not permitted to cumulate their votes in the election of directors. As a result, stockholders owning a majority of our common stock may elect all of the directors.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware General Corporation Law

      We are not currently subject to Section 203 of the Delaware General Corporation Law. If in the future our common stock is quoted on the Nasdaq Stock Market or listed on a national securities exchange, we may become subject to that provision. Section 203 generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder,

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Disclosure of Commission Position on Indemnification For Securities Act Liabilities

      Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its officers and directors to the extent provided in that statute. Our certificate of incorporation and bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law.

      Under Delaware law, directors and officers may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In stockholders’ derivative actions, indemnification extends only to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action, except that no indemnification shall be made in the event such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a proper court shall have determined that such person is fairly and reasonably entitled to indemnity for such expenses. Delaware law also permits a corporation to maintain insurance on behalf of its officers and directors against liabilities incurred while acting in such capacities.

      Our certificate of incorporation and bylaws contain provisions intended to provide indemnification to our officers and directors. Our certificate provides that we shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, indemnify any and all persons whom we have power to indemnify from and against any and all expenses, liabilities, or other matters referred to in or covered by said section. Our bylaws contain a similar provision requiring indemnity of our officers and directors to the fullest extent authorized by Delaware law.

      Our directors and officers are covered by insurance (with certain exceptions and limitations) which indemnifies them against losses and liabilities arising from certain alleged “wrongful acts,” including alleged errors or misstatements or misleading statements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty, including liability under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock offered hereby are being passed upon for us by Cairncross & Hempelmann, P.S., Seattle, Washington. Cairncross & Hempelmann has not represented the selling security holders in connection with such registration.

EXPERTS

      Our financial statements as of March 31, 2004 and 2003 for the three and nine months then ended appearing in this prospectus are unaudited. Our financial statements as of June 30, 2003 and 2002 and for the fiscal years then ended appearing in this prospectus have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC’s regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information regarding us. The address of the SEC web site is http://www.sec.gov.

      In addition, we maintain a web site that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our web site is www.pacbio.com. Our web site, and the information contained on that site, or connected to that site, are not incorporated into and do not constitute a part of this prospectus.

      We have filed a registration statement on Form SB-2 with the SEC for the common stock offered by the selling security holders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to, or incorporated by reference into, the registration statement for copies of the actual contract, agreement or other document.

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

PACIFIC BIOMETRICS, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2004	2003

	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$975,484	$440,326
Accounts receivable, net of allowance for doubtful accounts of $23,695 and $25,543, respectively	481,366	466,608
Note receivable from related party	—	200,000
Inventories	80,545	158,104
Prepaid expenses and other assets	128,646	73,176

Total current assets	1,666,041	1,338,214
Property and equipment, net	421,649	433,060
Other assets:
Restricted cash	71,315	71,074
Technology assets	476,874	476,874

Total assets	$2,635,879	$2,319,222

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$668,822	$792,420
Accrued liabilities	646,063	563,778
Dividends payable	2,020	1,558
Deferred compensation	21,980	—
Advances from customers	437,611	310,948
Capital lease obligations — current portion	52,546	58,239
Notes payable to related parties — current portion	51,160	123,576
Other notes payable — current portion	192,958	172,392

Total current liabilities	2,073,160	2,022,911
Capital lease obligations — long term portion	170,443	208,717
Notes payable to related parties — long term portion	—	11,775
Other notes payable — long term portion	572,808	470,696

Total liabilities	2,816,411	2,714,099

Stockholders’ deficit:
Preferred stock, $0.01 par value, 5,000,000 shares authorized Series A preferred stock, 1,550,000 shares designated, 1,550,000 shares issued and outstanding, liquidation preference of $2.00 per share, aggregating $3,100,000	15,500	15,500
Series B preferred stock, 1,666,667 shares designated, 33,666.66 shares issued and outstanding, liquidation preference of $3.00 per share, aggregating $101,000	337	337
Common stock, $0.01 par value, 30,000,000 shares authorized Issued and outstanding 12,921,194 shares at March 31, 2004 and 9,218,458 at June 30, 2003	300,838	263,189
Common stock subscribed – 10,000 shares at March 31, 2004	5,000	—
Additional paid-in capital	22,065,547	20,421,642
Accumulated deficit	(22,566,331)	(21,094,843)
Treasury stock	(1,423)	(702)

Total stockholders’ deficit	(180,532)	(394,877)

Total liabilities and stockholders’ deficit	$2,635,879	$2,319,222

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,

	2004	2003	2004	2003

Revenues	$547,676	$2,087,933	$3,389,974	$4,650,976

Laboratory expenses and cost of sales	432,233	915,270	2,175,928	2,111,012

Gross margin	115,443	1,172,663	1,214,046	2,539,964
Operating expenses:
Research and product development	17,252	54,695	94,605	124,468
Selling, general and administrative	749,564	959,997	2,346,402	2,929,607

Operating income (loss)	(651,373)	157,971	(1,226,961)	(514,111)

Other income (expense):
Interest expense	(30,378)	(20,279)	(91,326)	(88,901)
Interest income	81	229	16,590	599
Other income	42,275	157,693	42,807	259,853
Gain on troubled debt restructure	—	4,000	—	169,384
Loss on settlement of note receivable from related party	—	—	(72,072)	—

	11,978	141,643	(104,001)	340,935
Net earnings (loss) before tax expense	(639,395)	299,614	(1,330,962)	(173,176)

Tax expense	—	—	—	—

Net earnings (loss)	$(639,395)	$299,614	$(1,330,962)	$(173,176)

Preferred stock dividend	(2,020)	—	(6,074)	—

Net earnings (loss) applicable to common stockholders	$(641,415)	$299,614	$(1,337,036)	$(173,176)

Net earnings (loss) per share:
Basic earnings (loss) per share	$(0.06)	$0.04	$(0.14)	$(0.03)

Diluted earnings (loss) per share	$(0.06)	$0.03	$(0.14)	$(0.03)

Weighted average common shares outstanding:
Basic	11,022,263	8,484,658	9,420,913	6,901,768

Diluted	11,022,263	9,345,901	9,420,913	6,901,768

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,

	2004	2003	2004	2003

Cash flows from operating activities:
Net earnings (loss)	$(639,395)	$299,614	$(1,330,962)	$(173,176)
Reconciliation of net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	28,881	27,998	85,458	64,440
Interest income on note receivable from related party settled by common stock	—	—	(16,218)	—
Board compensation settled by stock options	—	—	24,840	—
Loss on settlement of note receivable from related party	—	—	72,072	—
Gain recognized on troubled debt restructuring	—	(4,000)	—	(169,384)
Gain on restructuring of capital leases	—	(22,018)	—	(22,018)
Compensation expense (income) from fair value adjustment to options	2,307	80,926	(43,742)	152,011
Changes in assets and liabilities:
Accounts receivable, net	(64,142)	(65,485)	(14,757)	202,429
Inventories	(80,545)	—	77,559	—
Prepaid expenses and other assets	16,555	(36,223)	(56,231)	(23,519)
Advances from customers	359,327	(365,091)	126,663	(110,022)
Accounts payable	(200,831)	34,593	(123,598)	18,076
Accrued liabilities	(10,686)	76,130	82,285	156,106
Deferred compensation	8,206	—	21,980	—
Stock options granted at less than fair market value	—	—	2,584	—

Net cash provided by (used in) operating activities	(580,323)	26,444	(1,092,067)	94,943

Cash flows from investing activities:
Purchases of capital equipment	(47,330)	(4,184)	(74,047)	(38,699)

Net cash used in investing activities	(47,330)	(4,184)	(74,047)	(38,699)

Cash flows from financing activities:
Payments on notes payable	(47,036)	(57,211)	(127,322)	(128,308)
Payments on notes payable to related parties	(28,531)	(26,420)	(84,191)	(62,168)
Transfer to restricted cash	(79)	(223)	(241)	(573)
Net proceeds from loan and security agreement	—	—	250,000	—
Payments on capital lease obligations	(14,487)	(2,786)	(43,967)	(4,404)
Payment of cash dividends	—	—	(5,684)	—
Stock split – fractional share payout	—	(6)	—	(6)
Proceeds from exercise of stock options	1,164	3,634	1,564	4,242
Net proceeds from private placement of common stock	1,023,180	—	1,711,113	—

Net cash provided by (used in) financing activities	934,211	(83,012)	1,701,272	(191,217)

Net increase (decrease) in cash and cash equivalents	306,558	(60,752)	535,158	(134,973)
Cash and cash equivalents, beginning of period	668,926	196,730	440,326	270,951

Cash and cash equivalents, end of period	$975,484	$135,978	$975,484	$135,978

Cash paid during the period for interest	$23,374	$10,131	$63,235	$25,960
Non-Cash Activities
Assets purchased under capital lease	$—	$253,500	$—	$253,500
Donated equipment	$—	$—	$—	$70,766
Note payable issued in exchange for capital lease obligation	$—	$—	$—	$245,000
Common stock issued in exchange for accrued preferred dividends	$—	$—	$—	$909,828
Warrants and options issued in exchange for deferred compensation and notes payable	$—	$—	$—	$933,472
Purchase of technology assets and equipment in exchange for common stock	$—	$—	$—	$490,698
Contribution toward development and commercialization of technology assets	$—	$—	$—	$429,533
Preferred stock dividends accrued	$2,020	$—	$6,074	$—
Note receivable from related party settled by common stock	$—	$—	$200,000	$—
Shares released from escrow under restructure agreement with prior landlord	$—	$—	$833	$—
Warrants issued in consideration of issuance costs for private placement	$111,414	$—	$189,487	$—

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Organization and Basis of Presentation

      Pacific Biometrics, Inc., a Delaware corporation (“PBI” or the “Company”), provides specialty reference laboratory services to the pharmaceutical and diagnostics industries. The Company was incorporated in Delaware in May 1996. The Company conducts its business through its wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation (“PBI-WA”). All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

      Unaudited interim financial statements include all adjustments such as normal recurring accruals that are, in the opinion of management, necessary for a fair statement of results of interim periods. The accompanying unaudited financial statements and related notes should be read in conjunction with the audited financial statements and the Form 10-KSB of Pacific Biometrics, Inc. and notes thereto, for its fiscal year ended June 30, 2003. The accompanying unaudited financial statements and related notes should also be read in conjunction with the unaudited financial statements and the Form 10-QSB of Pacific Biometrics, Inc. and notes thereto, for its fiscal quarters ended December 31, 2003 and September 30, 2003.

2.     Summary of Significant Accounting Policies

Stock-Based Compensation

      The Company has a stock-based employee compensation plan. The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, the Company’s net earnings (loss) and earnings (loss) per share would have been changed to the pro forma amounts below for the three and nine months ended March 31:

	Three months ended		Nine months ended
	March 31,		March 31,

	2004	2003	2004	2003

Net earnings (loss) as reported	$(641,415)	$299,614	$(1,337,036)	$(173,176)
Deduct: Total stock-based employee compensation awards, net of related tax benefits	81,436	—	257,665	16,736

Pro forma net earnings (loss)	$(722,851)	$299,614	$(1,594,701)	$(189,912)

Net earnings (loss) per share:
Basic – as reported	$(0.06)	$0.04	$(0.14)	$(0.03)

Diluted – as reported	$(0.06)	$0.03	$(0.14)	$(0.03)

Basic – pro forma	$(0.07)	$0.04	$(0.17)	$(0.03)

Diluted – pro forma	$(0.07)	$0.03	$(0.17)	$(0.03)

Variable Accounting

      On May 3, 2002, the Board of Directors voted to reprice all outstanding options to purchase common stock to the then current market price, which was $0.06 on that day. As of March 31, 2004, 39,473 of these options remained outstanding. For the three and nine month periods ended March 31, 2004, the Company recognized $2,307 in expense and $43,742 in income, respectively, to adjust these options to fair market value. For the three and nine month periods ended March 31, 2003, the Company recognized $80,926 and $152,011, respectively, in expense to adjust these options to fair market value. In the future, the net earnings (loss) of the Company on a

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) —  (Continued)

quarterly basis may be affected by fluctuations in the market value of the Company’s common stock. If the market price of the Company’s common stock increases, the Company will recognize expense for the number of options outstanding times the incremental increase in per share stock value.

Intangible Assets

      In August 2002, the Company acquired from Saigene Corporation a DNA technology platform called LIDA (Logarithmic Isothermal DNA Amplification). LIDA is a chemistry designed to rapidly replicate DNA. The Company also acquired from Saigene another technology relating to cell viability, a chemistry platform that can distinguish a live cell from a dead cell. Applications for this cell viability technology could include antibiotic susceptibility testing, sterility testing and environmental monitoring in the water and beverage industries.

      The Company will begin amortizing its technology assets over their then remaining useful lives at the point the related technologies become commercially available for sale. The Company’s technology assets currently still require additional development prior to commercialization and their future value as well as the timing of their ongoing development is dependent upon additional capital being available to fund continuing research and development. Management does not believe that an impairment event has occurred to date related to the technology assets.

      The Company intends to continue to explore strategic alternatives for its technology assets, which, in addition to further development, may include sale, partnership, joint venture, licensing or other means of developing or otherwise realizing the value of these assets.

Earnings (Loss) Per Share

      Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding plus the effect of outstanding stock options and warrants using the “treasury stock” method and the effect of preferred stock on an as-converted basis. All per share calculations exclude treasury shares and shares held in an escrow account as security for a note payable. Net earnings (loss) applicable to common stockholders includes dividends on the Series B convertible preferred stock of $2,020 and $6,074, respectively, for the three and nine months ended March 31, 2004, and $0 for the comparable periods of 2003.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) —  (Continued)

      Components of basic and diluted earnings (loss) per share were as follows for the three and nine month periods ended March 31:

	Three months ended		Nine months ended
	March 31,		March 31,

	2004	2003	2004	2003

Net earnings (loss) (A)	$(639,395)	$299,614	$(1,330,962)	$(173,176)
Preferred stock dividend	(2,020)	—	(6,074)	—

Net earnings (loss) applicable to common stockholders (B)	$(641,415)	$299,614	$(1,337,036)	$(173,176)

Weighted average number of outstanding shares of common stock (C)	11,022,263	8,484,658	9,420,913	6,901,768

Weighted average number of outstanding shares of common stock and common stock equivalents (D)	11,022,263	9,345,901	9,420,913	6,901,768

Earnings (loss) per share:
Basic (B/C)	$(0.06)	$0.04	$(0.14)	$(0.03)

Diluted (A/D)	$(0.06)	$0.03	$(0.14)	$(0.03)

      As of March 31, 2004, options to purchase 1,307,205 shares of common stock and warrants to purchase 594,093 shares of common stock (including the 384,600 warrants discussed in Note 4 below) were outstanding, but were not included in the computation of diluted earnings (loss) per share because the effect would be anti-dilutive. In addition, for both the three and nine month periods ended March 31, 2004, 1,550,000 shares of Series A Preferred Stock and 33,666.66 shares of Series B Preferred Stock convertible into 516,667 and 33,666 shares of common stock, respectively, were also not included in the computation of diluted earnings (loss) per share because the effect would be anti-dilutive.

      As of March 31, 2003, options to purchase 155,173 shares of common stock and warrants to purchase 389,222 shares of common stock were outstanding. For the three months ended March 31, 2003, 210,414 and 134,162 of the outstanding warrants and options, respectively, were included in the computation of diluted earnings (loss) per share after giving effect to the treasury stock method. For the nine months ended March 31, 2003, none of the outstanding warrants or options were included in the computation of diluted earnings (loss) per share because the effect would be anti-dilutive. In addition, for the three month period ended March 31, 2003, 1,550,000 shares of Series A Preferred Stock convertible into 516,667 shares of common stock were included in the computation of diluted earnings (loss). For the nine months ended March 31, 2004, the effect of the Series A Preferred Stock was excluded from the computation of dilutive earnings (loss) per share because the effect would be anti-dilutive.

3.   Management’s Plans

      The Company had a net loss for the quarter ended March 31, 2004, experienced recurring losses from operations in prior years, and has regularly had cash flow shortages. In March 2004, the Company entered into a new clinical services contract with a pharmaceutical company for a study with anticipated revenues of approximately $1.4 million, of which the Company recognized approximately $331,000 in revenues in the quarter ended March 31, 2004. This new clinical services contract is expected to be completed before June 30, 2004 and should positively impact revenues and earnings for the quarter ending June 30, 2004. The Company does not, however, currently have significant amounts of other signed clinical services contracts, and the Company expects further significant losses to continue into fiscal 2005. Additionally, the Company has deficiencies in working capital and stockholders’ equity and has significant amounts of past due debt. These matters raise substantial

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) —  (Continued)

doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Management has taken steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue in existence for the near term. These steps include expansion of business development efforts and closing of a private placement of unregistered common stock through registered broker-dealers. In addition, the Company is continuing to review its operational and financial requirements. To that end, in November and December, the Company implemented certain cost reductions and deferrals that included generally all of its employees. In addition to headcount reductions, the Company’s senior management and certain other employees accepted salary deferrals ranging from 15% to 20%, and the majority of the Company’s other employees were subjected to the State of Washington’s “Shared Work Program”. Under the Shared Work Program, employees’ hours worked may be reduced by up to 50%, and the employees are eligible to apply for unemployment benefits for the reduction in hours worked. Additionally, the Company began to implement further cost reductions beginning in February 2004, including additional headcount reductions, and reduction of the monthly management fee paid to Saigene from $70,000 per month to $40,000 per month. Also, effective February 1, 2004, the salary deferrals to senior management and certain other employees became salary reductions, and the Company’s Board of Directors approved the grant of stock options to these employees in connection with the salary reductions for the month of February 2004. Subsequently, in May 2004, the Company and Saigene agreed to a further reduction in the management fee to $20,000 per month, effective June 15, 2004.

      Beginning in mid-March 2004, however, in connection with the new clinical services contract described above, the Company suspended employee participation in the Shared Work Program and began to incur overtime expenses. Effective March 16, 2004, three department managers were restored to full salary, and effective March 1, 2004 the prior salaries deferred from December 2003 and January 2004 were begun to paid out, pro rata monthly through June 30, 2004. As work is completed on the March 2004 clinical services contract, the Company will review reimplementing the Shared Work Program and other expense controls that were suspended during work on the contract.

      There can be no assurance, however, that the Company’s efforts to reduce expenses and generate revenue will be successful. The Company is continuing to review its operational and financial requirements, and may implement additional cost reductions and deferrals. In addition to the best efforts private placement of unregistered common stock through registered broker-dealers, the Company is seeking to raise other financing to fund operations. There can be no assurance the Company will be able to raise additional funds from debt or equity financing on terms favorable to the Company.

      Even after the steps the Company has taken to reduce its operating and financial requirements, the Company still has significant debts and claims that need to be settled. The Company will continue to review its operating and financial requirements with the objective of controlling expenses while minimizing any adverse impact on its future business opportunities, and attempt to settle outstanding debts with cash generated from its operations, with stock, and/or with technology assets. However, there can be no assurance that the Company will raise sufficient financing from any equity or debt financing to help fund operations during the near term. Accordingly, management is contemplating other alternatives to enable the Company to fund continuing operations, including, but not limited to, exploring strategic alternatives, which may include a merger, asset sale, joint venture or another comparable transaction, loans from management or employees, salary deferrals or other cost cutting mechanisms, or raising additional capital by private placements of equity or debt securities or through the establishment of other funding facilities. None of these potential alternatives may be available to the Company, or may only be available on unfavorable terms. If the Company is unable to obtain sufficient cash to continue to fund operations, it may be forced to seek protection from creditors under the bankruptcy laws and/or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on the Company’s financial position, results of operations and ability to continue in existence.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) —  (Continued)

4.     Private Placement of Common Stock

      In November 2003, the Company initiated a best efforts private placement of unregistered common stock through registered broker-dealers. Through the closing of the private placement in March 2004, the Company sold 3,846,000 shares of unregistered common stock and received gross proceeds of $1,923,000. In accordance with the terms of the private placement, the broker dealers receive a commission of 10% of the gross proceeds. Also, for every 10 shares of unregistered common stock sold, the broker dealers received a warrant covering one share of unregistered common stock at $0.60 per share expiring on December 31, 2006. Accordingly, as of March 31, 2004, the Company had recorded broker dealer commissions of $192,300 and warrants covering 384,600 shares of unregistered common stock at $0.60 per share. As of March 31, 2004, the Company had incurred $19,587 of legal expenses related to the private placement, which have been netted against gross proceeds of the private placement. As of March 31, 2004, there were 10,000 shares of common stock subscribed, representing common stock which was included in the 3,846,000 shares sold, but for which shares were not issued until April 2004.

5.     Subsequent Event

      In May 2004, the Company and Saigene executed Amendment No. 3 to Amended and Restated Management Agreement, by and among the Company, Saigene, and PBI-WA. Under the terms of this amendment, the management fee payable to Saigene will be reduced from $40,000 to $20,000 per month, effective June 15, 2004.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

Pacific Biometrics, Inc.
Seattle, Washington

      We have audited the accompanying consolidated balance sheets of Pacific Biometrics, Inc. as of June 30, 2003 and 2002 and the related consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Biometrics, Inc. as of June 30, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has experienced significant losses from operations in prior years and has experienced cash flow shortages. Additionally, the Company has reported deficiencies in working capital and stockholders’ equity. The Company also has significant amounts of debt that are past due as of June 30, 2003. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

Seattle, Washington

August 26, 2003

PACIFIC BIOMETRICS, INC.

CONSOLIDATED BALANCE SHEETS

As of Ended June 30,

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$440,326	$270,951
Accounts receivable, net of allowance for doubtful accounts of $23,965 and $25,543, respectively	466,608	990,311
Note receivable from related party	200,000	—
Inventories	158,104	—
Prepaid expenses and other assets	73,176	75,314

Total current assets	1,338,214	1,336,576
Property and equipment, net	433,060	98,543
Other assets:
Restricted cash	71,074	70,346
Technology assets	476,874	—

Total assets	$2,319,222	$1,505,465

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$792,420	$508,968
Accrued liabilities	563,778	371,445
Dividends payable	1,558	909,828
Deferred compensation	—	295,368
Advances from customers	310,948	203,418
Technology licenses payable	—	2,244,040
Capital lease obligations — current portion	58,239	467,507
Notes payable to related parties — current portion	123,576	552,171
Other notes payable — current portion	172,392	498,183

Total current liabilities	2,022,911	6,050,928
Capital lease obligations — long term portion	208,717	13,456
Notes payable to related parties — long term portion	11,775	—
Other notes payable — long term portion	470,696	—

Total liabilities	2,714,099	6,064,384

Stockholders’ deficit:
Preferred stock, Series A $0.01 par value, 5,000,000 shares authorized, 1,550,000 shares issued and outstanding, liquidation preference of $2.00 per share, aggregating $3,100,000	15,500	15,500
Preferred stock, Series B $0.01 par value, 5,000,000 shares authorized, 33,666.66 shares issued and outstanding at June 30, 2003 and none outstanding at June 30, 2002, liquidation preference of $3.00 per share, aggregating $101,000 at June 30, 2003	337	—
Common stock, $0.01 par value, 30,000,000 shares authorized, 9,218,458 shares issued and outstanding at June 30, 2003 and 3,810,171 issued and outstanding at June 30, 2002	263,189	38,102
Additional paid-in capital	20,421,642	17,939,666
Accumulated deficit	(21,094,843)	(22,552,187)
Treasury stock	(702)	—

Total stockholders’ deficit	(394,877)	(4,558,919)

Total liabilities and stockholders’ deficit	$2,319,222	$1,505,465

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30,

	2003	2002

Revenues	$5,764,932	$4,405,131

Laboratory expense and cost of goods sold	2,801,188	2,055,375

Gross Margin	2,963,744	2,349,756

Operating expenses:
Research and product development	213,635	25,589
Selling, general and administrative	3,837,273	1,496,787

Operating (loss) income	(1,087,164)	827,380

Other income (expense):
Interest expense	(118,399)	(159,906)
Interest income	760	1,240
Other income	248,723	281,455
Gain on troubled debt restructuring	169,384	—
Reversal of technology license payable	2,244,040	—

	2,544,508	122,789

Net earnings before tax expense	1,457,344	950,169

Tax expense	—	—

Net earnings	$1,457,344	$950,169

Preferred stock dividend accrued	(1,558)	(248,000)

Net earnings applicable to common stockholders	$1,455,786	$702,169

Net earnings per share:
Basic earnings per share	$0.20	$0.55

Diluted earnings per share	$0.17	$0.53

Weighted average common shares outstanding:
Basic	7,315,103	1,270,057

Diluted	8,333,313	1,796,416

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30,

	2003	2002

Cash flows from operating activities:
Net earnings	$1,457,344	$950,169
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	89,640	67,886
Loss on disposal of property and equipment	—	1,110
Gain recognized on troubled debt restructuring	(169,384)	—
Reversal of technology license payable	(2,244,040)	—
Gain on restructuring of capital leases	(22,018)	—
Compensation expense from fair value adjustment to options	181,169	2,076
Changes in assets and liabilities:
Accounts receivable, net	523,702	(690,826)
Inventories	(158,104)	—
Prepaid expenses and other assets	24,806	(57,825)
Advances from customers	107,530	(103,872)
Accounts payable	358,621	18,535
Accrued liabilities	287,987	64,016

Net cash provided by operating activities	437,253	251,269

Cash flows from investing activities:
Purchases of capital equipment	(72,092)	(45,883)

Net cash used in investing activities	(72,092)	(45,883)

Cash flows from financing activities:
Payments on notes payable	(175,265)	(45,192)
Payments on notes payable to related parties	(88,346)	—
Transfer to restricted cash	(728)	(1,203)
Net proceeds from Series B preferred stock	72,920	—
Payments on capital lease obligation	(8,602)	—
Stock split — fractional share payout	(6)	—
Proceeds from exercise of stock options	4,241	—
Proceeds from notes payable	—	63,000
Net repayment of bank borrowings	—	(51,587)

Net cash used in financing activities	(195,786)	(34,982)

Net change in cash and cash equivalents	169,375	170,404
Cash and cash equivalents, beginning of year	270,951	100,547

Cash and cash equivalents, end of year	$440,326	$270,951

Cash paid during the year for interest	$35,634	$32,972

Non-Cash Activities:
Assets purchased under capital lease	$253,500	$—
Donated equipment	$70,766	$—
Note payable issued in exchange for capital lease obligation	$245,000	$—
Common stock issued in exchange for accrued preferred dividends	$909,828	$—
Warrants and options issued in exchange for deferred compensation and notes payable	$933,472	$—
Notes payable issued in exchange for accounts payable	$75,169	$—
Purchase of technology assets and equipment in exchange for common stock (See Note 14)	$490,698	$—
Preferred stock dividends accrued	$1,558	$248,000
Common stock issued and held in trust as security for note payable	$6,667	$—
Stock issued in conjunction with restructure agreement with prior landlord	$16,001	$—

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Years ended June 30, 2003 and June 30, 2002

	Series A Preferred		Series B Preferred
	Stock		Stock		Common Stock			Additional	Total
							Treasury	Paid-in	Stockholder’s
	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Capital	Equity (Deficit)	Total

Balance, July 1, 2001	1,550,000	$15,500	—	$—	1,270,057	$38,102	$—	$18,185,590	$(23,502,356)	$(5,263,164)
Net earnings	—	—	—	—	—	—	—		950,169	950,169
Preferred stock dividends	—	—	—	—	—	—	—	(248,000)	—	(248,000)
Fair value adjustment to options	—	—	—	—	—	—	—	2,076	—	2,076

Balance, June 30, 2002	1,550,000	15,500	—	—	1,270,057	38,102	—	17,939,666	(22,552,187)	(4,558,919)
Net earnings	—	—	—	—	—	—	—	—	1,457,344	1,457,344
Issuance of common stock for purchase of assets	—	—	—	—	7,000,000	210,000	—	281,400	—	491,400
Common stock contributed towards development of purchased assets	—	—	—	—	(10,000)	—	(702)	—	—	(702)
Issuance of common stock in exchange for accrued preferred dividends	—	—	—	—	150,000	4,500	—	905,328	—	909,828
Issuance of common stock warrants in exchange for deferred compensation and notes payable	—	—	—	—	—	—	—	933,472	—	933,472
Fair value adjustment to options	—	—	—	—	—	—	—	181,169	—	181,169
Common stock issued in conjunction with troubled debt restructure	—	—	—	—	50,000	1,500	—	21,000	—	22,500
Exercise of stock options	—	—	—	—	75,141	2,255	—	1,986	—	4,241
Donated equipment	—	—	—	—	—	—	—	70,766	—	70,766
1 for 3 reverse stock split of common stock and payment of fractional shares	—	—	—	—	(73)	(2)	—	(4)	—	(6)
Proceeds from Series B preferred stock, net of issuance costs of $28,417	—	—	33,666	337	—	—	—	72,583	—	72,920
Common stock issued and held in trust as security for note payable	—	—	—	—	666,666	6,667	—	—	—	6,667
Common stock issued in conjunction with prior landlord restructure agreement	—	—	—	—	16,667	167	—	15,834	—	16,001
Preferred stock dividends	—	—	—	—	—	—	—	(1,558)	—	(1,558)

Balance June 30, 2003	1,550,000	$15,500	33,666	$337	9,218,458	$263,189	$(702)	$20,421,642	$(21,094,843)	$(394,877)

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

      Pacific Biometrics, Inc., a Delaware corporation (“PBI” or the “Company”), provides specialty reference laboratory services to the pharmaceutical and diagnostics industries. The Company was incorporated in Delaware in May 1996. The Company conducts its business through its wholly owned subsidiaries, Pacific Biometrics, Inc., a Washington corporation (“PBI-WA”) and BioQuant, Inc., a Michigan corporation. All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

      On August 28, 2002, the Company, and its wholly-owned subsidiary, PBI-WA, consummated an asset purchase transaction pursuant to an Asset Purchase Agreement, dated as of June 27, 2002, as amended (collectively, the “Asset Purchase Agreement”), with Saigene Corporation, a Delaware corporation (“Saigene”), providing for the purchase by PBI-WA of certain technology, intellectual property and equipment in connection with certain DNA amplification and cell viability and related technologies and processes. Pursuant to the Asset Purchase Agreement, as consideration for the purchased assets, the Company issued to Saigene 6,541,430 shares, and to certain of Saigene’s designees an additional 458,570 shares, of PBI’s common stock, par value $.01 per share (the “Common Stock”). See Note 14 — Related Party Transactions for further details.

      The Company had previously been engaged in the development and commercialization of non-invasive diagnostics to improve the detection and management of chronic diseases. Due to a lack of significant resources, the Company has suspended such activities for the foreseeable future. The Company has developed two patented platform technologies that permit the use of sweat and saliva as diagnostic fluids. Except for the revenues from laboratory services, nominal revenues have been generated from the Company’s products. In prior years, the Company was considered to be a development stage enterprise, but since the laboratory services now constitute the majority of the Company’s commercial efforts, the Company is no longer considered to be in the development stage.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

      Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Accounts Receivable

      Accounts receivable are stated at amounts due from and billed to customers net of an allowance for doubtful accounts. Credit is extended based on evaluation of a customer’s financial condition, and collateral is not required. In determining the adequacy of the allowance, management identifies specific receivables for which collection is not certain and estimates the potentially uncollectible amount based on the most recently available information. The Company writes off accounts receivable when they are determined to be uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. For the years ended June 30, 2003 and 2002, respectively, the Company wrote off $1,578 and $7,281 of accounts receivable deemed uncollectible.

Inventories

      Inventories consist of supplies purchased in advance of being used for the related laboratory services they support. The laboratory services, and the related supplies used in performing those services, are recognized as revenue and expense, respectively, in the period that the laboratory services are performed. Inventories are stated at lower of cost or market; cost is determined using the first-in, first-out method.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Restricted Cash

      During 1997, in connection with the signing of an operating lease for laboratory and office facilities in Seattle, Washington, the Company was required to set aside $100,000 as a security deposit, throughout the term of the lease. This amount has been reduced to $71,074 as of June 30, 2003 and has been recorded as restricted cash on the accompanying consolidated balance sheet.

Long-Lived Assets

      Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the remaining term of the lease. The cost and related accumulated depreciation of property or equipment sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in the statement of operations.

      All of the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.

Technology Assets

      In connection with the Asset Purchase Agreement, (see Note 14), the Company acquired from Saigene a DNA technology platform called LIDA (Logarithmic Isothermal DNA Amplification). LIDA is a chemistry designed to rapidly replicate DNA. The Company also acquired from Saigene another technology relating to Cell Viability, a chemistry platform that can distinguish a live cell from a dead cell. Applications for this Cell Viability technology could include antibiotic susceptibility testing, sterility testing and environmental monitoring in the water and beverage industries.

      The Company will begin amortizing its technology assets over their then remaining useful lives at the point the related technologies become commercially available for sale. The Company’s technology assets currently still require additional development prior to commercialization and their future value as well as the timing of their ongoing development is dependent upon additional capital being available to fund continuing research and development. (See Note 3.) Management does not believe that an impairment event has occurred to date related to the technology assets.

      The SalivaSac® is a proprietary patented product of the Company that collects and processes saliva for medical diagnostic purposes.

Customer Advances

      The Company receives advances from certain customers to perform consulting, laboratory services, and clinical studies. These advances are deferred and recognized as revenue in the period the related services are performed.

Income Taxes

      The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax laws and rates that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets due to the uncertainty of realization.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Financial Instruments

      The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments. The carrying value of the Company’s debt approximates their estimated fair values because the rates of interest on the debt approximate current interest rates for similar obligations with like maturities.

Stock-Based Compensation

      The Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No. 123. In August 2003, in conjunction with deferred compensation agreements with senior executives, the Company granted 183,917 stock options and 117,624 warrants to purchase common stock at $0.51 per share which expire in August 2012. (See Note 14 — Related Party Transactions — Deferred Compensation Agreements with Senior Executives.) These stock options and warrants were granted in exchange for amounts otherwise due the senior executives. No incentive-based stock options were granted under incentive compensation plans during 2003 or 2002. Had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, the Company’s net earnings and earnings per share would have been changed to the pro forma amounts below:

	Years Ended June 30,

	2003	2002

Net earnings, as reported	$1,457,344	$950,169
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	93,798	18,434

Pro forma net earnings	$1,363,546	$931,735

Net earnings per share:
Basic — as reported	$0.20	$0.75

Diluted — as reported	$0.17	$0.53

Basic — pro forma	$0.19	$0.73

Diluted — pro forma	$0.16	$0.52

      To estimate compensation expense, the Company uses the Black-Scholes option-pricing model and assumptions deemed reasonable by management. There were no options granted for the year ended June 30, 2002. The following assumptions were used to compute the fair value of option grants for the year ended June 30, 2003:

Expected volatility	304%
Expected dividend yield	0%
Risk-free interest rate	3.83%
Expected life	10 years

Stock Split

      On January 10, 2003, the Company’s Board of Directors approved a one-for-three reverse stock split of the Company’s common stock. The reverse split was subsequently approved by the stockholders of the Company and became effective on March 14, 2003. All shares and per share calculations set forth herein reflect the one-for-three reverse stock split.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Revenue Recognition

      The Company recognizes revenue in the period that the related services are performed and collectibility is reasonably assured. Currently, the Company derives substantially all of its revenues from laboratory services. Service contracts generally take the form of fixed-price contracts. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms. Renegotiated amounts are not included in net revenues until earned, and realization is assured. Advance payments on service contracts are deferred and recognized as revenue in the period the related services are performed. Estimates of costs to complete are made, as appropriate, to provide for losses expected on contracts. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. All out-of-pocket costs are included in total revenues and expenses.

Research and Development Expenses

      Expenditures for research and development are expensed as incurred.

Earnings Per Share

      Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and warrants using the “treasury stock” method and the effect of preferred stock on an as-converted basis. All per share calculations exclude treasury shares, and shares held in trust as security for a note payable. Net earnings applicable to common stockholders includes cumulative dividends on the convertible preferred stock of $1,558 and $248,000, respectively, for the years ended June 30, 2003 and 2002.

      The components of basic and diluted earnings per share were as follows for the years ended June 30:

	2003	2002

Net earnings (A)	$1,457,344	$950,169
Preferred stock dividend accrued	(1,558)	(248,000)

Net earnings applicable to common stockholders (B)	$1,455,786	$702,169

Weighted average number of outstanding shares of common stock (C)	7,315,103	1,270,057

Diluted, weighted average number of outstanding shares of common stock and common stock equivalents (D)	8,333,313	1,796,416

Earnings per share:
Basic (B/ C)	$0.20	$0.55

Diluted (A/ D)	$0.17	$0.53

      As of June 30, 2003, options to purchase 281,111 shares of common stock and warrants to purchase 339,472 shares of common stock were outstanding, of which 209,947 and 257,929, respectively, were included in the computation of diluted earnings per share after giving effect to the treasury stock method. In addition, 1,550,000 shares of Series A Preferred Stock and 33,666.66 shares of Series B Preferred Stock convertible into 516,667 and 33,666 shares of common stock, respectively, were included in the computation of diluted earnings per share.

      As of June 30, 2002, options to purchase 203,529 shares of common stock were outstanding, of which 9,692 were included in the computation of diluted earnings per share after giving effect to the treasury stock method. In

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

addition, 1,550,000 shares of Series A Preferred Stock convertible into 516,667 shares of common stock were included in the computation of diluted earnings per share. Warrants to purchase 151,683 shares of common stock were not included in the computation of diluted net income per share because the exercise prices were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Use of Estimates

      In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications have been made to the consolidated statement of operations for 2002 in order to conform to the 2003 presentation.

Risks and Uncertainties

      The Company’s securities were delisted from the Nasdaq Stock Market in 1999. The stock currently is quoted on the OTC Bulletin Board in the over-the-counter market under the symbol “PBME”.

New Accounting Pronouncements

      In June 2002 the FASB, issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Statement No. 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. The standard will be effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a significant impact on our financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 to have a significant impact on our financial position or results of operations.

      On December 31, 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 148 Amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements and, for each year until all years presented in the financial statements recognize the fair value of stock-based compensation. Also, SFAS No. 148 provides two additional transition methods that eliminate the ramp-up effect resulting from applying the expense recognition provisions of SFAS No. 123. The transition provisions and annual statement disclosure requirements of SFAS No. 148 are

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

effective for fiscal years ending after December 15, 2002. The interim statement disclosure requirements are effective for the first interim statement that includes financial information after December 15, 2002. We do not believe there will be a material financial effect from the adoption of this new standard unless we were to make a change in our accounting policy and account for stock option grants as compensation expense.

      In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company does not believe there will be a material effect upon its financial condition or results of operations from the adoption of the provisions of FIN 46.

      In May 2003, FASB issued Statement 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Statement 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. The Company does not believe there will be a material effect upon its financial condition or results of operations from the adoption of the provisions of Statement 150.

3.	Management’s Plans

      Although the Company had net earnings in 2003 and 2002, it experienced a net loss from operations in 2003, has experienced recurring losses from operations in prior years and has had cash flow shortages. Additionally, the Company has deficiencies in working capital and stockholders’ equity and has significant amounts of past due debt. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Management has taken steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue in existence for the near term. These steps include expansion of business development efforts and the renegotiation of contractual commitments with Transamerica Business Corporation and entering into a Loan and Security Agreement whereby the Company can borrow up to $250,000 no later than November 15, 2003 (See Note 16). In addition, the purchase of certain assets (primarily intangible assets) of Saigene, which concluded on August 28, 2002 (See Note 14), included restructuring of certain debt and equity.

      Even after the steps the Company has taken to revise its operating and financial requirements and completion of the Asset Purchase Transaction on August 28, 2002 as noted above, the Company still has significant debts and claims that need to be settled. The Company will continue to review its operating and financial requirements and attempt to settle outstanding debts with cash generated from its operations, with stock, and/or with technology assets. There can be no assurance that the Company will be successful in these negotiations and may have to seek protection from creditors under the bankruptcy laws.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

4.	Concentration of Credit Risk

      One customer individually accounted for approximately 76% and 63% of the Company’s total sales in fiscal 2003 and 2002, respectively. Sales to the Company’s five largest customers represented approximately 88% and 72% of total sales in fiscal 2003 and fiscal 2002, respectively.

5.	Property and Equipment

      Property and equipment consists of the following at June 30:

	2003	2002

Laboratory equipment	$648,407	$770,538
Computer equipment	156,609	132,242
Office furniture and equipment	63,539	63,539
Leasehold improvements	61,531	36,268

Total property and equipment	930,086	1,002,587
Less: accumulated depreciation and amortization	497,026	904,044

Net property and equipment	$433,060	$98,543

      In December 2002, the Company wrote-off approximately $497,000 of fully-depreciated equipment.

6.	Accrued Liabilities

      Accrued liabilities consist of the following at June 30:

	2003	2002

Accrued payroll and related payroll taxes	$137,490	$106,982
Accrued consulting expense (See Note 14)	100,000	—
Accrued vacation	74,650	74,814
Accrued commissions	55,313	53,623
Accrued board of directors fees	50,000	—
Accrued professional services	47,500	52,500
Accrued supply expense reimbursement under Saigene Management Agreement (See Note 14)	30,941	—
Accrued fees due to PBRF (See Note 14)	9,602	7,835
Other	58,282	64,929

	$563,778	$371,445

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

7.	Capital Lease Obligations

      The Company leases laboratory and other equipment under capital lease arrangements. The obligations under capital leases have interest rates ranging from approximately 7.5% to 11% and mature at various dates through 2008. Annual future minimum lease payments for years subsequent to June 30, 2003 are as follows:

2004	$75,548
2005	63,361
2006	62,253
2007	62,253
2008	52,008

Total minimum payments	315,423
Less: amount representing interest	48,467

Obligations under capital leases	266,956
Less: current portion	58,239

Long term portion	$208,717

      In December 2002, the Company restructured a capital lease obligation of approximately $470,000 with Transamerica Business Credit Corporation (“Transamerica”), exchanging it for 50,000 shares of restricted common stock and a promissory note for $245,000. Title to the previously leased assets, subject to security interest retained by Transamerica, was conveyed to the Company as part of the restructuring. Saigene and the Company are co-makers on the promissory note. A gain of $169,384 was recognized on this debt restructure during fiscal 2003.

8.	Notes Payable

Notes Payable to Related Parties

      The Company had the following notes payable to a related parties as of June 30:

	2003	2002

Promissory note to Saigene, original principle of $223,697, dated August 28, 2002, 8% interest, monthly payments of $10,000 including interest until paid in full	$135,351	$—
Notes payable to senior executives related to deferred compensation, 7% interest (See Note 14)	—	552,171

Less: Current Portion	123,576	552,171

	$11,775	$—

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Other Notes Payable

      The Company had the following other notes payable as of June 30:

	2003	2002

Promissory note to prior landlord, secured by common stock held in escrow, 10% interest, quarterly payments of $25,000, due July 31, 2005 (See Note 13)	$311,404	$—
Promissory note to prior landlord, 10% default interest, monthly payments of $10,000 (See Note 13)	—	414,016
Promissory demand note to prior landlord, 12% interest (See Note 13)	—	21,167
Promissory note to creditor, 9% interest, monthly payments of $4,000, balloon payment of $7,912 due December 2004	71,484	—
Note payable to Transamerica, secured by security interest in previously leased assets, 8% interest October 1, 2003 to February 28, 2004, 14.123% beginning March 1, 2004, monthly payments including interest of $2,000 through February 28, 2004 and $14,500 thereafter, due October 1, 2005	241,265	—
Demand notes payable, 18% interest, current monthly payments of interest only	18,935	63,000

	643,088	498,183

Less: Current Portion	172,392	498,183

	$470,696	$—

      Aggregate maturities of notes payable are approximately as follows for the years ending June 30:

2004	$172,392
2005	261,239
2006	209,457
Thereafter	—

$643,088

9.	Preferred Stock

Series A

      The Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) is convertible into shares of the Company’s Common Stock at the option of the holders at any time on a three-for-one basis, subject to adjustment for stock splits, dividends and the like. Initially, the Series A Preferred Stock provided for a cumulative cash dividend payable quarterly in arrears at an annual rate of 8%; however, the Series A Preferred Stock no longer carries a mandatory dividend. On August 28, 2002, in connection with the Asset Purchase Agreement (see Note 15 — Related Party Transactions), the holders of Series A Preferred Stock consented to an amendment of the Certificate of Designation with respect to the rights and preferences of the Series A Preferred Stock, which included elimination of future dividends and converted approximately $910,000 in accrued dividends thereon into an aggregate of 150,000 shares of Common Stock. The Company has the right to force conversion of the Series A Preferred Stock in the event the price per share of the Common Stock is $6.00 or more for 20 consecutive trading days. The Series A Preferred Stock has a liquidation preference of $2.00 per share along with full participation as a common stockholder on an as-converted basis. The Company has agreed to use

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

commercially reasonable efforts to effect the registration of the Common Stock into which the Series A Preferred Stock is convertible. To date, no such efforts have been undertaken.

Series B

      In March 2003 the Company began a best efforts offering of up to $5 million of Series B, 8% convertible, cumulative redeemable $0.01 par value preferred stock at $3.00 per share (the “Series B Preferred Stock” or “Series B”). The Series B Preferred Stock is convertible at the holders’ discretion on a one for one basis into Common Stock, and at the Company’s discretion beginning March 11, 2004 if the Company’s Common Stock trades for at least $5.00 per share for at least 10 trading days. In conjunction with the Series B offering, the placement agent received a $20,000 non-refundable advance against a non-accountable expense allowance of 2% of Series B Preferred Stock sold and a sales commission of 8% totaling $8,080. Subsequent to year-end, pursuant to the terms of the offering, the placement agent was entitled to receive 3,366 warrants to purchase common stock at $3.00 per share, expiring January 31, 2005. As of June 30, 2003, the Company had sold 33,666.66 shares of Series B preferred stock for total net proceeds of $72,920. The private placement expired according to its terms on July 31, 2003 without the sale of additional shares of Series B Preferred Stock.

10.	Income Taxes

      The income tax expense reconciled to the tax expense computed at the statutory rate were approximately as follows during the years ended June 30:

	2003	2002

Tax expense computed at federal statutory rate	$495,000	$323,000
Permanent differences	2,000	1,000
Tax benefit of recognizing prior year NOL carryforward	(497,000)	(324,000)

	$—	$—

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are approximately as follows at June 30:

	2003	2002

Net deferred tax asset:
Net operating loss carryforward	$3,311,000	$3,865,000
Research and experimentation credit	324,000	324,000
Effect of stock option variable pricing	62,000	1,000
Accrued liabilities	44,000	—
Allowance for bad debts	8,000	9,000
Depreciation and amortization	31,000	36,000

	3,780,000	4,235,000
Less valuation allowance	(3,780,000)	(4,235,000)

	$—	$—

      At June 30, 2003, operating loss carryforwards of approximately $10 million expiring through 2021 are available to offset future taxable income. For financial reporting purposes, a valuation allowance of approximately $3,780,000 has been recognized to offset the deferred tax asset related to those carryforwards due to the

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

uncertainty of future utilization of net operating loss carryforwards and realization of other deferred tax assets. For the year ended June 30, 2003, the valuation allowance was decreased by approximately $455,000.

      Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than 50% change in ownership). As a result of these provisions, utilization of the NOL and credit carryforwards may be limited.

11.	Stock Option Plan

1996 Stock Incentive Plan

      In July 1996, the Company adopted a Stock Incentive Plan (the “Plan”) with 333,333 shares of common stock reserved for issuance under this Plan. In November 1997, the stockholders approved that the number of shares reserved for issuance would be increased to 666,667. Options granted under this plan may be either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code, or nonqualified options. The Company may also award stock appreciation rights, restricted stock, performance shares, loans or tax offset payments. The option price of each incentive stock option granted shall not be less than the fair value of the underlying common stock, and will expire no later than ten years following the date of grant. With respect to nonqualified options, the exercise price and term will be determined at the discretion of the Board. However, the exercise price will not be less than 85% of the fair value of the underlying stock, and the term will not exceed a period of ten years. The options generally vest over a range of immediately to five years. As of June 30, 2003, 289,988 shares of common stock remained available for future grant under the Plan.

      On May 3, 2002, the Board of Directors voted to reduce the exercise price of all then outstanding options to $0.06 per share. No initial expense was recognized on this repricing, as the new exercise price equaled the market value of the Company’s stock on that date. For the periods ended June 30, 2003 and 2002, in accordance with accounting for options under variable pricing rules, the Company recognized approximately $181,000 and $2,000, respectively, in compensation expense representing the increase in the market price of the Company’s common shares to $1.40 and $0.07 per share. The Company will recognize compensation expense in the future for all outstanding repriced stock options if the market value of the common stock increases, and will recognize income if the market value decreases.

      The following is a summary of the activity in the Plan for the years ended June 30, 2003 and 2002:

	Shares Under Option

		Weighted Average	Weighted Average
	Number	Exercise Price per	Fair Value of
	of Shares	share	Options Granted

Options outstanding at June 30, 2001	318,349	$4.89

Repriced-old price	(625,587)	1.92
Repriced-new price	625,587	0.06
Terminated	(114,820)	10.05

Options outstanding at June 30, 2002	203,529	0.06
Granted	183,917	0.51	$0.51
Exercised	(75,139)	0.06
Terminated	(31,196)	0.06

Options outstanding at June 30, 2003	281,111	$0.35

      The weighted average contractual life remaining of options outstanding at June 30, 2003 is approximately 6.22 years. In August 2003, in conjunction with deferred compensation agreements with senior executives, the Company granted 183,917 stock options and 117,624 warrants to purchase common stock at $0.51 per share

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

which expire in August 2012. As of June 30, 2003, outstanding options had exercise periods which expired over the following time periods:

Remaining Life (in years)	Number of Options

Less than 1	86,055
Greater than 1 and less than 2	3,237
Greater than 2 and less than 3	7,902
Greater than 9 and less than 10	183,917

281,111

12.	Stock Purchase Warrants

      During 1997, the Company issued 17,143 warrants to an institutional lender in conjunction with a capital equipment leasing facility. Each warrant entitled the holder to purchase one share of the Company’s common stock at an exercise price of $7.89. In December of 1998 the Company reduced the exercise price to $1.50 as part of a debt forbearance agreement. In August 1999, the Company reduced the exercise price of these warrants to $0.27 per share. In February 2000, the Company further reduced the exercise price of 13,333 of these warrants to $0.1875 per share. The warrants expire on December 31, 2007. No discount was recorded for the value of the warrants because the amount was not material.

      In January 1999, the principals of the landlord of the Company’s previously occupied Lake Forest facility advanced the Company $15,000 and received 15,000 warrants related to the advance. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $1.005. The warrants expire on March 13, 2004. A discount of approximately $23,400 was recorded for the value of the warrants.

      In March 1999, a bank lender was issued 31,008 warrants in conjunction with a previous credit agreement. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $0.8062. In conjunction with anti-dilution provisions of the warrants (as triggered by the November 1999 repricing of warrants to an institutional lender discussed below), these warrants were replaced with like warrants to purchase 139,536 shares of common stock at $0.1875 per share (and are included in warrants granted in fiscal 2003 in the table below). The warrants expire on March 13, 2004. A discount of $26,047 was recorded for the value of the warrants.

      In August 1999, the Company issued 50,169 warrants to an institutional lender as part of a debt forbearance agreement. Each warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $0.27. Also, as noted above, in August of 1999 the Company reduced the exercise price to $0.27 on 13,333 of the 17,142 previously issued warrants as part of the debt forbearance agreement. The warrants expire on December 31, 2007. No discount was recorded for the value of the warrants because the amount was not material.

      In November 1999, the Company reduced the exercise price from $0.27 to $0.1875 on the 50,169 warrants and 13,333 of the 17,142 warrants referred to above. The reduced price was in excess of the fair value of the Company’s per share stock price at that time.

      In August 2002, in connection with the Asset Purchase Agreement, the Company converted deferred compensation notes, deferred compensation liabilities and other accrued compensation due to senior executives and other current and former employees into 117,624 warrants and 183,917 options to purchase shares of Common Stock (see Note 14 — Related Party Transactions — Deferred Compensation Agreements with Senior Executives). Each warrant and option entitles the holder to purchase one share of the Company’s common stock at an exercise price of $0.51. The warrants expire on March 13, 2004.

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following is a summary of outstanding warrants as of June 30, 2003 and 2002:

		Weighted Average
	Exercise Price	Exercise Price
	per Share	per Share	Shares

Warrants outstanding at June 30, 2002	$0.1875 – $9.9375	$2.72	151,683

Warrants outstanding at June 30, 2003	$0.1875 – $1.005	$0.34	339,472

13.	Commitments and Contingencies

Operating Leases

      The Company has entered into non-cancelable operating leases for office facilities. Under these leases, the Company is responsible for its proportionate share of real estate taxes, insurance and common area maintenance costs. Rent expense was $253,292 and $260,405 for the years ended June 30, 2003 and 2002, respectively.

      Future minimum lease payments are as follows:

Year Ended June 30,

2004	$257,615
2005	234,483
2006	226,252
2007	232,180
Thereafter	78,052

$1,028,582

Promissory Note to Prior Landlord

      In May 2003, the Company’s prior landlord, the Company, and Saigene entered into a settlement agreement confirming amounts due the prior landlord (including attorneys’ fees of $20,541) of $320,315 as of May 31, 2003, and granting the landlord 16,667 shares of Common Stock. Under the terms of the settlement agreement, the Company and Saigene jointly and severally entered into a promissory note dated May 31, 2003 to the landlord for $320,315, providing for an initial payment of $10,000 by June 30, 2003, and quarterly payments of $25,000 thereafter until the promissory note is paid in full. The promissory note bears interest at 10% and provides that all amounts due under the promissory note shall be paid no later than the first to occur of: an equity funding by either Saigene or the Company of at least $4 million; sale of the Company’s laboratory; sale of PBI-WA; or, July 31, 2005. In conjunction with the promissory note and settlement agreement, and to secure performance thereunder, the Company also entered into an escrow agreement, providing for 666,666 shares of the Company’s common stock to be held in escrow for the benefit of the landlord. The shares held in escrow will be released to the Company for cancellation at the rate of 83,333 for each calendar quarter that the landlord receives at least $50,000 in payment under the terms of the promissory note. Upon payment of the promissory note in full, all remaining shares will be returned to the Company. As of June 30, 2003, the balance of the promissory note was $311,915 and the Company had made payments in the quarter ended June 30, 2003, sufficient to request that the first 83,333 of escrow shares be released to the Company. Subsequent to fiscal year-end, the escrow agent released the first 83,333 of escrow shares to the Company, and the shares were cancelled and no longer outstanding.

Reversal of Technology License Payable

      In December 1997, the Company entered into an exclusive license agreement and supply agreement with Sudormed, Inc. The technology licensed from Sudormed was the basis for the Company’s development of its

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

sweat and saliva products. Due to a lack of funding and the Company’s failure to obtain FDA approval for the products, all development efforts relating to the products were suspended in August 1998. The license agreement required the Company to make a $1.6 million license payment in December 1998, which was subsequently extended to March 1999. In May 1999, Sudormed terminated the license agreement and the supply agreement due to the Company’s failure to make the $1.6 million license payment.

      The Minnesota Mining and Manufacturing Company (“3M”) manufactured certain of the products that Sudormed supplied to the Company pursuant to the supply agreement. As described above, Sudormed terminated both the license agreement and the supply agreement in May 1999 due to the Company’s failure to make required payments. 3M subsequently foreclosed upon certain assets of Sudormed and became a party in possession of secured property of Sudormed. In May 2000, 3M notified the Company that, in its capacity as a secured party in possession of the Sudormed assets, it demanded payment in full of the $1.6 million plus accrued interest and fees due under the Sudormed license agreement. The Company disputes 3M’s demand, and will vigorously defend any action that 3M may bring. The Company has not had any correspondence or communication with 3M since 2000, and to management’s knowledge no action has been filed.

      During fiscal 2003, the Company reassessed its potential liability to 3M. Management believes based on advice from legal counsel that any claims by 3M under the license agreement are now barred by the applicable statute of limitations (having expired in the third and fourth quarters of fiscal 2003), and accordingly that the likelihood of liability to 3M is remote. The Company previously reserved on its balance sheet a contingent liability in the amount of $2,240,040, representing the full potential amount owing under the technology license plus accrued interest and fees. At June 30, 2003, the Company reversed the reserve and removed the contingent liability from the balance sheet.

14.	Related Party Transactions

Asset Purchase Transaction

      On June 27, 2002, the Company, and its wholly-owned subsidiary, PBI-WA, entered into an Asset Purchase Agreement, as amended by Amendment Number One to Asset Purchase Agreement, dated as of August 28, 2002 (collectively, the “Asset Purchase Agreement”) with Saigene Corporation, a Delaware corporation (“Saigene”), providing for the purchase by PBI-WA of certain technology, intellectual property and equipment assets in connection with certain DNA amplification and cell viability and related technologies and processes. On August 28, 2002, pursuant to the Asset Purchase Agreement, as consideration for the purchased assets, the Company issued to Saigene 6,541,430 shares, and to certain of Saigene’s designees an additional 458,570 shares, of PBI’s common stock, par value $.01 per share. Of the shares issued to Saigene, 333,333 shares were held in escrow in the event that PBI is required to satisfy certain anti-dilution protections granted to one of Saigene’s designees (the “Anti-Dilution shares”), and 333,333 shares are held in escrow in the event that PBI incurs any liabilities with respect to any of Saigene’s creditors that have not consented to the purchase transaction (the “Saigene Creditor shares”). Subsequent to yearend, the Anti-Dilution shares were released back to Saigene as of August 28, 2003 as the anti-dilution provisions were not triggered. The Saigene Creditor shares remain in escrow pending resolution of those obligations, with in excess of 75% of Saigene’s creditors consenting to the purchase transaction. Additionally, PBI-WA issued two promissory notes in favor of Saigene (and guaranteed by PBI) in the principal amounts of $223,697 and $219,109, respectively. The first note, which has a remaining principal balance of $135,351 at June 30, 2003, is payable at the rate of $10,000 per month and bears interest at the rate of 8% per annum until fully paid; provided, however, that in the event PBI obtains equity financing in the minimum amount of $6 million, then this note will become immediately due and payable. The second note matured in 12 months and bore interest at the annual rate of 12% per annum, however, this second note, along with $9,721 of accrued interest, was subsequently forgiven by Saigene as part of a December 2002 contribution toward the development and commercialization of certain technologies discussed below. Upon consummation of the

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

transactions contemplated in the Asset Purchase Agreement, Saigene owned approximately 77% of the Common Stock of PBI.

      In connection with the asset purchase transaction, PBI-WA and Saigene executed an Option Agreement whereby PBI-WA may purchase certain additional assets of Saigene (the “Option Assets”) in exchange for, at PBI-WA’s election, either $5,147,118 in cash or the issuance by PBI of an additional 1,715,706 shares of Common Stock and the assumption of certain additional liabilities associated with such transferred assets. The Company’s option under the Option Agreement expires on August 28, 2003, extended by one day for each day that Saigene allows certain encumbrances to remain on the Option Assets subsequent to October 31, 2002. As of September 2003, the encumbrances were still on the Option Assets.

      Further, in connection with the consummation of the transactions contemplated by the Asset Purchase Agreement, (1) the parties executed an amendment to the Management Agreement dated September 15, 1999 (the “Management Agreement”), whereby Saigene will continue to operate the PBI-WA laboratory in exchange for monthly payments by PBI to Saigene equal to $90,000, which arrangement may be terminated by either PBI or Saigene upon 30 days prior written notice, and which arrangement was amended as of June 18, 2003 to reduce the management fee to $70,000 per month effective July 1, 2003; (2) the Purchase Agreement dated June 22, 2000, relating to the purchase by Saigene of the laboratory operations of PBI-WA was terminated; (3) the holders of PBI’s Series A Convertible Preferred Stock, par value $0.01 per share, consented to an amendment of the Certificate of Designation with respect to the rights and preferences of the Preferred Stock and converted all accrued dividends thereon into an aggregate of 150,000 shares of Common Stock; (4) PBI entered into consulting arrangements with Paul Kanan and Terry Giles; (5) PBI converted $933,472 of deferred compensation and notes payable to warrants and options to purchase an aggregate of 301,541 shares of Common Stock; and (6) each of Saigene, Paul Kanan, Terry Giles and Burkhalter, Michaels, Kessler & George, LLP, agreed, for a period of one year, not to sell any PBI securities, except at a price per share equal to or greater than $3.00, in a private transaction, in a transaction solely for estate planning, or, in the event PBI completes a private financing, at a per share price equal to or greater than the per share price set forth in such private financing.

      On December 19, 2002, toward the development and commercialization of certain technologies acquired by the Company from Saigene in connection with the Asset Purchase Agreement, Saigene entered into an agreement with the Company in which Saigene: (i) executed a promissory note in the principal amount of $200,000 in favor of the Company payable on or before September 30, 2003, at Saigene’s election, either in cash or by the tender of shares of common stock of the Company currently held in Saigene’s name at an attributed value equal to the greater of $3.00 per share or the average trading price of our common stock over a five day period, (ii) forgave a creditor obligation assumed by the Company from Saigene pursuant to the Asset Purchase Agreement in the aggregate amount of approximately $229,000, (iii) settled a credit obligation in the aggregate amount of approximately $150,000, and (iv) surrendered to the Company for cancellation 10,000 shares of Company common stock that had been held in Saigene’s name. As a result of the December 19, 2002 agreement, an adjustment to decrease the value of the acquired technology assets in the approximate amount of $430,000 was recorded.

Consulting Agreements

      On August 28, 2002, in connection with the Asset Purchase Agreement, the Company entered into a consulting agreement with Terry M. Giles, a former director of the Company and greater than 5% stockholder. Pursuant to the consulting agreement, the Company agreed to engage Mr. Giles as a consultant and to pay Mr. Giles compensation of $10,000 per month until the conversion of Mr. Giles shares of Series A Preferred Stock into Common Stock, and until such shares are either (a) registered pursuant to an effective registration statement, or (b) deemed tradable pursuant to Rule 144. Pursuant to the consulting agreement, the first year’s payments (totaling $120,000) will be accrued, and paid over the following four years (i.e., an additional $2,500 per month over 48 months beginning September 2003), with any accrued amounts due being payable upon

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

termination of the consulting agreement, if terminated earlier than 60 months. As of June 30, 2003, accrued expenses included $100,000 related to this consulting agreement.

      On August 28, 2002, in connection with the Asset Purchase Agreement, the Company entered into a consulting agreement with Paul G. Kanan, a director and former officer of the Company. Pursuant to the consulting agreement, the Company agreed to engage Mr. Kanan as a consultant for a period of 12 months beginning September 1, 2002, and to pay Mr. Kanan $3,000 per month. The consulting arrangement may be extended on a month-to-month basis for up to 12 additional months until such time as the shares of Common Stock held by Mr. Kanan have been registered for resale pursuant to an effective registration statement filed with the SEC. In addition, should Mr. Kanan meet certain performance targets (to be negotiated), the consulting arrangement may be extended for a second additional 12 month period.

Co-Maker Notes Payable

      In September 2001 and November 2001, respectively, the Company was named as a co-maker with Saigene on promissory notes for $150,000 and $100,000. In December 2002, in conjunction the Investment Agreement between Saigene and the Company, Saigene assumed all liabilities of the Company under these notes. These notes payable are not recorded on the Company’s financial statements as of June 30, 2003, however, the Company may have a contingent liability on these notes should Saigene not make required payments thereunder. (See Note 14 — Related Party Transactions — Asset Purchase Transaction)

Deferred Compensation Agreements with Senior Executives

      The Company had entered into deferred compensation agreements with four of its senior executives. The agreements provided that a specified portion of their salaries (from prior to fiscal 2002) be deferred until they elected to receive the deferred amount. During prior years, certain deferred compensation amounts had been converted to promissory notes bearing annual interest at 7% and payable on demand. These notes were included with Notes Payable to Related Parties in prior years on the accompanying consolidated balance sheet and, with accrued interest totaled $552,171 as of June 30, 2002. The Company made no interest payments on these amounts since September of 1998. Additional deferred compensation, not converted to notes, of $295,368 to senior executives and other current and former employees was also due as of June 30, 2002. On August 28, 2002, in connection with the Asset Purchase Agreement, PBI converted all deferred compensation notes, deferred compensation liabilities, and $85,933 of other accrued compensation into warrants and options to purchase an aggregate of 301,541 shares of Common Stock. (see Note 14 — Related Party Transactions — Asset Purchase Transaction).

Pacific Biometrics Research Foundation

      The Company is affiliated with Pacific Biometrics Research Foundation (“PBRF”), one of five laboratories in the CDC (Centers for Disease Control) / NHLBI sponsored Cholesterol Reference Method Laboratory Network. PBRF is organized as a non-profit organization corporation under Section 501(c)(3) of the Internal Revenue Code. The Company provides laboratory testing services, invoicing and collection services in connection with PBRF’s service offerings. In consideration for this arrangement, the Company receives 85% of the revenues generated through the testing services offered by PBRF. For the fiscal year ended June 30, 2003, the Company recorded approximately $60,000 in revenues related to services provided for PBRF. As of June 30, 2003, the Company had approximately $40,000 in accounts receivable from PBRF.

15.	Retirement Plan

      The Company has a 401(k) Plan, which had fallen out of compliance with the Internal Revenue Service (the “IRS”) due to prior year filing delinquencies. Subsequent to yearend, the Company engaged a consultant to assist in regaining compliance through the IRS Delinquent Filer Voluntary Compliance Program (the “DFVCP”) and

PACIFIC BIOMETRICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

has filed the returns which had been delinquent. The Company believes that it is now in compliance with the IRS reporting regulations, and, under the DFVCP, will incur no additional material expenses associated with late filings. The Company made no matching contributions to the 401(k) Plan during fiscal 2003 or 2002.

16.	Subsequent Events

      On August 5, 2003, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) whereby the Company can borrow up to $250,000 no later than November 15, 2003. Amounts borrowed under the Loan Agreement bear interest at 17.64% and are amortized over 36 months, with a final balloon payment due at maturity on August 5, 2006. The Loan Agreement is secured by specific equipment, and provides for warrants to purchase common stock to the lender (priced as of the date of borrowing) at the rate of 5,000 per $50,000 borrowed. As of September 26, 2003, the Company had borrowed $150,000 under this Loan Agreement, and the lender was entitled to warrants to purchase common stock of 5,000 at $1.10 per share, 5,000 at $0.95 per share, and 5,000 at $1.00 per share.

      On September 17, 2003, the Company’s Board of Directors approved an amendment to the Company’s 1996 Stock Incentive Plan to increase the number of shares available for issuance under the 1996 Stock Incentive Plan to 1,800,000 shares, subject to stockholder approval.

          No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as to which information is given in this prospectus.

          Until                     , 2004, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of the dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,269,361 Shares

Pacific Biometrics, Inc.

Common Stock

PROSPECTUS

                    , 2004

PART II.     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24:	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933. Our Certificate of Incorporation and Bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law. The following discussion of our Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the actual text of our Certificate of Incorporation and Bylaws.

      Our certificate of incorporation, as amended, contains a provision permitted by Delaware law which eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors’ duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of our certificate of incorporation has no effect on directors’ liability for: (1) breach of the directors’ duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

      Our bylaws contain a provision that provides for the indemnification of any individual who was, is, or is threatened to be made a party, by reason of the fact that the individual is a director or officer of ours or serves in a similar role, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Pursuant to this provision, the individual is indemnified against all expenses, liability and loss actually and reasonably incurred to the extent such individual is not otherwise indemnified and to the extent such indemnification is permitted by law.

      We also maintain directors’ and officers’ reimbursement and liability insurance pursuant to standard form policies, insuring our directors and officers against certain liabilities for certain acts or omissions while acting in their official capacity, including liability under the Securities Act of 1933, as amended.

      Insofar as indemnification for liabilities arising under the Securities Act may be allowed to our directors, officers and controlling persons under the forgoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25:	Other Expenses of Issuance and Distribution

      The following is an itemized statement of the estimated cost and expenses payable by us in connection with the offering for the securities included in this registration statement:

Securities and Exchange Commission filing fee	$528
Blue sky fees and expenses	—
Accounting fees and expenses	2,000
Legal fees and expenses	5,000
Miscellaneous expenses	10,000

Total	$17,528

Item 26:	Recent Sales of Unregistered Securities

      We sold the following securities in the past three years in transactions not registered under the Securities Act of 1933:

•	On August 28, 2002, pursuant to the terms of the asset purchase agreement with Saigene Corporation (see “Saigene Investment Transaction” above), we issued to Saigene 6,541,430 shares of our common stock, and an additional 458,570 shares of common stock to certain of Saigene’s designees, as consideration for the purchased assets. The asset purchase agreement, entered into on June 27, 2002, and as amended August 28, 2002, provided for our purchase of certain assets of Saigene, including technology, intellectual property and equipment assets in connection with certain DNA amplification and cell viability and related technologies and processes. We issued the shares of common stock in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

•	In connection with the consummation of the transactions contemplated by the asset purchase agreement with Saigene, the holders of our Series A preferred stock consented to an amendment to the Certificate of Designation with respect to the rights and preferences of the Series A preferred stock, and agreed to convert all accrued dividends (approximately $910,000) on the Series A preferred stock into an aggregate of 150,000 shares of our common stock. We issued the shares of common stock in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

•	Further, in connection with the consummation of the transactions contemplated by the asset purchase agreement with Saigene, effective August 28, 2002, we entered into agreements with nine current and former executives and employees pursuant to which such persons agreed to convert the full amount of their deferred compensation and notes payable owed by us into shares of our common stock. Pursuant to these agreements, we granted warrants to purchase 117,624 shares of our common stock in consideration for conversion of an aggregate of $352,874 owing in deferred compensation and notes payable, and granted stock options pursuant to our 1996 Stock Incentive Plan to purchase 183,917 shares of common stock upon conversion of $580,598 in deferred compensation. The warrants and options are exercisable at a price of $0.51 per share, and expire on August 27, 2012. The warrants to purchase common stock were granted in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act. The stock options were granted pursuant to our 1996 Stock Incentive Plan, pursuant to our Registration Statement on Form S-8 filed on March 18, 1997.

•	In December 2002, we and Transamerica Business Credit Corporation restructured our debt obligations to Transamerica in the amount of approximately $470,000. In settlement of our prior obligations, we issued to Transamerica 50,000 shares of our common stock, and entered into a new promissory note payable to Transamerica in the principal amount of $245,000. Saigene is a co-maker on the promissory note with us. The promissory note carries an interest rate of approximately 10% and is payable over a 36-month period with final payment due on October 1, 2005. The shares of common stock were issued to Transamerica in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

•	In August 2003, we entered into a Loan and Security Agreement with Franklin Funding, Inc., pursuant to which we borrowed $250,000. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 25,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Accordingly, we granted to Franklin Funding warrants to purchase 25,000 shares, consisting of warrants for 5,000 shares at $1.10 per share, 5,000 shares at $1.00 per share, 10,000 shares at $0.95 per share, and 5,000 shares at $0.85 per share. The warrants were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

•	From March 2003 through July 31, 2003, we conducted a private placement for the sale and issuance of up to 1,666,667 shares of our Series B preferred stock at a purchase price of $3.00 per share. The Series B preferred stock is convertible, at the election of the holder on a one-for-one basis into our common stock. In addition, beginning March 11, 2004, we may force the conversion of the Series B preferred stock into common stock, on a one-for-one basis, provided that trading price of the common stock is at least $5.00 per share for ten consecutive trading days. In connection with the private offering, we engaged Joseph Carl Securities, Inc. as placement agent to offer the Series B preferred stock on a best efforts basis. As compensation for the placement agent’s services, we paid the placement agent a cash commission of 8% and a non-accountable expense allowance of 2% of the amount of Series B preferred stock sold. In addition, we agreed to issue to the placement agent one common stock purchase warrant at an exercise price of $3.00 per share, expiring January 31, 2005, for each 10 shares of Series B preferred stock sold in the offering. Through termination of the private placement in July 2003, we had sold 33,666.66 shares of Series B preferred stock for total net proceeds of $72,920, entitling the placement agent to receive 3,366 warrants pursuant to the terms of the offering. The shares and warrants were sold and issued solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

•	Effective May 31, 2003, we entered into a settlement agreement with our prior landlord in California relating to certain defaults on two prior promissory notes in the aggregate principal amount of approximately $365,000. As settlement for the prior obligations, we entered into a new promissory note with the landlord in the principal amount of $320,315 and issued to the landlord 16,667 shares of our common stock. The promissory note carries an interest rate of 10% per annum, and is payable over a 26-month period with final payment due not later than July 31, 2005. In addition, as partial security for repayment of the note, we issued a total of 666,666 shares of our common stock into an escrow account, to be released back to us upon payment in full of the promissory note. In addition, for each calendar quarter in which we make aggregate payments on the note of at least $50,000, 83,333 shares will be released to our transfer agent for cancellation. The shares were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

•	In November 2003, we initiated a best efforts private placement of unregistered common stock through registered broker-dealers, for the sale of up to 3,000,000 shares of common stock at a purchase price of $0.50 per share, with up to a 10% overallotment option. In connection with the private placement, we engaged Source Capital Group, Inc. and Basic Investors, Inc. as non-exclusive placement agents to offer the common stock on a best efforts basis. As compensation for the placement agents’ services, we agreed to pay aggregate cash commissions of 10% of the gross proceeds received and to issue stock purchase warrants to purchase one share of common stock for each 10 shares of common stock sold. The warrants have an exercise price of $0.60 per share and expire on December 31, 2006. In January 2004, our Board of Directors approved an increase in the size of the private placement to up to 4,000,000 shares. The private placement closed in early March 2004, and we received gross proceeds of $1,923,000 from the sale of a total of 3,846,000 shares, and recorded aggregate commissions of $192,300 and warrants covering 384,600 shares of unregistered common stock at $0.60 per share, expiring December 31, 2006. The private placement shares are offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

•	Effective May 28, 2004, we issued to Laurus Master Fund, Ltd. a $2.5 million secured convertible note with a term of three years, and a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 exercisable at any time prior to May 28, 2011. The note is convertible into shares of our common stock at an initial conversion price of $1.06 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We have agreed to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant, and are obligated to file a registration statement on Form SB-2 prior to July 3, 2004. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. At closing, we paid cash commissions of $75,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $100,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the Laurus note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

•	In May 2004, we offered to our three holders of Series B preferred stock the opportunity to voluntarily convert all of their shares of Series B preferred stock, and all accrued and unpaid dividends thereon through May 31, 2004 (approximately $3,295), into shares of common stock. The conversion ratio was 3 shares of common stock for one share of Series B preferred stock, plus 1 share of common stock for each $1 in accrued and unpaid dividends. In June 2004, all three preferred holders accepted our conversion offer and canceled their shares of Series B preferred stock and accrued and unpaid dividends, and we issued a total of 104,294 shares of common stock upon such conversion and there are no shares of Series B preferred stock issued and outstanding. The shares of common stock were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

Item 27:	Exhibits

Exhibit
No.			Description

3.1		(1)	Amended and Restated Certificate of Incorporation of the Company, as amended — includes(a) Amended and Restated Certificate of Incorporation dated July 9, 1996,(b) Certificate of Amendment to Certificate of Designation for Series A Convertible Preferred Stock, dated as of August 28, 2002,(c) Certificate of Amendment to Restated Certificate of Incorporation, dated February 14, 2003, and(d) Certificate of Designation for Series B Convertible Preferred Stock, dated as of March 6, 2003
3.2		(2)	Amended and Restated By-Laws of the Company
4.1		(2)	Specimen Stock Certificate
5.1		**	Opinion of Cairncross & Hempelmann, P.S
10.1		(3)	1996 Stock Incentive Plan, as amended
10.2		(3)	Part Time Employment Agreement, dated April 1, 2001, by and between the Company and Elizabeth Teng Leary, Ph.D.
10.3		(4)	Office Lease, dated April 23, 1997, by and between Tom Kane and Elsa Kane and Pacific Biometrics, Inc.
10.4		(5)	Asset Purchase Agreement, dated as of June 27, 2002, by and among the Company, PBI-WA and Saigene Corporation
10.5		(6)	Amendment Number One to Asset Purchase Agreement, dated as of August 28, 2002, by and among the Company, Saigene, and PBI-WA
10.6		(6)	Amended and Restated Management Agreement, dated as of August 28, 2002, by and among the Company, Saigene, and PBI-WA
10	.6A	(3)	Amendment No. 1 to Amended and Restated Management Agreement, dated as of June 18, 2003, by and among the Company, Saigene, and PBI-WA
10	.6B	(8)	Amendment No. 2 to Management Agreement, dated February 1, 2004, between Saigene Corporation and Pacific Biometrics, Inc.
10	.6C	(10)	Amendment No. 3 to Management Agreement, dated May 11, 2004, between Saigene Corporation and Pacific Biometrics, Inc.
10.7		(6)	Consulting Agreement, dated as of August 28, 2002, between Terry M. Giles and the Company
10.8		(6)	Consulting Agreement, dated as of August 28, 2002, between Paul G. Kanan and the Company
10.9		(7)	Amended and Restated Financing Agreement, dated as of October 1, 2002, by and among the Company, Transamerica Technology Finance Corporation, successor in interest to Transamerica Business Credit Corporation, and Saigene Corporation
10.10		(7)	Restructure Agreement, dated as of October 1, 2002, by and among the Company, Transamerica Technology Finance Corporation, successor in interest to Transamerica Business Credit Corporation, and Saigene Corporation
10.11		(7)	Amendment to Warrant Agreements, dated as of October 1, 2002, by and among the Company, Transamerica Technology Finance Corporation, successor in interest to Transamerica Business Credit Corporation, and Saigene Corporation
10.12		(7)	Promissory Note, dated as of October 1, 2002, in the principal amount of $245,000 in favor of Transamerica Technology Finance Corporation
10.13		(7)	Investment Agreement, dated as of December 19, 2002, by and between Saigene Corporation and the Company
10.14		(3)	Settlement Agreement, dated May 31, 2003, by and between Makena Commercentre II, LLC, Makena Partners, the Company, PBI-WA, and Saigene Corporation
10.15		(3)	Promissory Note, dated May 31, 2003, in favor of Makena Commercentre II, LLC, by and between the Company, PBI-WA, and Saigene Corporation
10.16		(3)	Escrow Agreement, dated May 2003, by and between U.S. Bank Trust National Association, the Company, Makena Commercentre II, LLC, and Makena Partners

Exhibit
No.		Description

10.17	(3)	Loan and Security Agreement, dated August 5, 2003, by and between the Company and Franklin Funding, Inc.
10.18	(3)	Option Agreement, dated August 28, 2002, by and between the Company and Saigene Corporation
10.19	(9)	Securities Purchase Agreement, dated May 28, 2004 between the Company and Laurus Master Fund, Ltd.
10.20	(9)	Secured Convertible Term Note, dated May 28, 2004, made by the Company in favor of Laurus Master Fund, Ltd.
10.21	(9)	Master Security Agreement dated May 28, 2004, among the Company, BioQuant, Inc., Pacific Biometrics, Inc., a Washington corporation, PBI Technology, Inc., and Laurus Master Fund, Ltd.
10.22	(9)	Registration Rights Agreement, dated May 28, 2004, between the Company and Laurus Master Fund, Ltd.
10.23	(9)	Common Stock Purchase Warrant, dated May 28, 2004, issued by the Company in favor of Laurus Master Fund, Ltd.
10.24	(9)	Subsidiary Guaranty dated May 28, 2004, among Pacific Biometrics, Inc., a Washington corporation, BioQuant, Inc., and PBI Technology, Inc.
10.25	(9)	Stock Pledge Agreement dated May 28, 2004, between the Company and Laurus Master Fund, Ltd.
10.26	(9)	Funds Escrow Agreement dated May 28, 2004, among the Company, Laurus Master Fund, Ltd. and Loeb & Loeb LLP
10.27	**	Common Stock Purchase Warrant issued by the Company in favor of Source Capital Group, Inc.
21.1	(10)	Subsidiaries of Pacific Biometrics, Inc.
23.1	**	Consent of Grant Thornton LLP
23.2	**	Consent of Cairncross & Hempelmann, P.S. (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

**	Filed herewith

(1)	Incorporated by reference to Exhibits of Registrant’s Quarterly Report on Form 10QSB for the quarter ended March 31, 2003, filed on May 15, 2003.

(2)	Incorporated by reference to Exhibits of Registrant’s Registration Statement on Form SB-2, Registration No. 333-11551, filed on September 6, 1996.

(3)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003

(4)	Incorporated by reference to Exhibits of Registrant’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997

(5)	Incorporated by reference to Exhibits of Registrant’s Current Report on Form 8-K filed on July 3, 2002.

(6)	Incorporated by reference to Exhibits of Registrant’s Current Report on Form 8-K filed on September 6, 2002.

(7)	Incorporated by reference to Exhibits of Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002, filed on February 14, 2003.

(8)	Incorporated by reference to Exhibits of Registrant’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2003, filed on February 17, 2004.

(9)	Incorporated by reference to Exhibits of Registrant’s Current Report on Form 8-K filed on June 7, 2004.

(10)	Incorporated by reference to Exhibits of Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed on May 17, 2004.

Item 28:	Undertakings

      We hereby undertake to file with the Securities and Exchange Commission, during any period in which offers or sales of securities are made in reliance upon Rule 415 of the Securities Act, a post-effective amendment to this Registration Statement. Such post-effective amendment shall: (1) include any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflect in such prospectus any facts or events that exist which, individually or together, represent a fundamental change in the information contained in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (3) include any additional or changed material information on the plan of distribution. In addition, we hereby undertake to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      For determining any liability under the Securities Act, we hereby undertake to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on June 29, 2004.

PACIFIC BIOMETRICS, INC.

By:	/s/ RONALD R. HELM

Ronald R. Helm
Chief Executive Officer

POWER OF ATTORNEY

      Each person whose individual signature appears below hereby constitutes and appoints Ronald R. Helm and Michael P. Carrosino, or either of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, including any and all post-effective amendments, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacities	Date

/s/ RONALD R. HELM Ronald R. Helm	Chief Executive Officer, President, and Director (Principal Executive Officer)	June 29, 2004

/s/ MICHAEL P. CARROSINO Michael P. Carrosino	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	June 29, 2004

/s/ MICHAEL L. HARTZMARK Michael L. Hartzmark	Director	June 29, 2004

/s/ TERRY M. GILES Terry M. Giles	Director	June 29, 2004

/s/ PAUL G. KANAN Paul G. Kanan	Director	June 29, 2004

/s/ RICHARD W. PALFREYMAN Richard W. Palfreyman	Director	June 29, 2004

/s/ TIMOTHY A. WUDI Timothy A. Wudi	Director	June 29, 2004